As filed with the Securities and Exchange Commission on September 29, 2014

Registration No. 333-191728

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ASPEN GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	8200	27-1933597
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

720 South Colorado Boulevard, Suite 1150N

Denver, CO 80246

(303) 333-4224

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Mathews

720 South Colorado Boulevard, Suite 1150N

Denver, CO 80246

(303) 333-4224

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael D. Harris, Esq.

Brian S. Bernstein, Esq.

Nason, Yeager, Gerson, White & Lioce, P.A.

1645 Palm Beach Lakes Boulevard, Suite 1200

West Palm Beach, FL 33401

(561) 686-3307

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus included in this registration statement is a combined prospectus. This combined prospectus includes the prospectuses contained in Registration Statements on Form S-1 (File Nos. 333-188277 and 333-191728).

The registrant hereby amends this registration statement on such date or date(s) as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

Explanatory Note: Aspen Group, Inc., or Aspen Group, previously filed a Registration Statement on Form S-1/A (File No. 333-188277) with the Securities and Exchange Commission, or the SEC, on August 8, 2013, which was declared effective on August 13, 2013, or the “August Registration Statement.”

Aspen Group also previously filed a Registration Statement on Form S-1 (File No. 333- 191728) with the SEC on October 15, 2013 which was declared effective on October 21, 2013, or the “October Registration Statement.”

All filing fees payable in connection with the August Registration Statement and October Registration Statement were previously paid.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission of which this prospectus is a part becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated September 29, 2014

ASPEN GROUP, INC.

PROSPECTUS

20,274,922 Shares of Common Stock

This prospectus relates to the sale of up to 20,274,922 shares of Aspen Group, Inc. common stock which may be offered by the selling shareholders identified in this prospectus on page 65.

We will not receive any proceeds from the sales of shares of our common stock by the selling shareholders.

Our common stock trades on the Over-the-Counter Bulletin Board under the symbol “ASPU”. As of the last trading day before the date of this prospectus, the closing price of our common stock was $0.23 per share.

The common stock offered in this prospectus involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus to read about factors you should consider before buying shares of our common stock.

The selling shareholders are offering these shares of common stock. The selling shareholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling shareholders will receive all proceeds from the sale of the common stock. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________, 2014

You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The selling shareholders are not offering to sell or seeking offers to buy shares of common stock in jurisdictions where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully including the section entitled “Risk Factors” before making an investment decision. In March 2012, Aspen Group, Inc., or Aspen Group, and Aspen University Inc., a privately held Delaware corporation, or Aspen, entered into a merger agreement whereby Aspen became a wholly-owned subsidiary of Aspen Group. We refer to the merger as the “Reverse Merger.” All references to “we,” “our” and “us” refer to Aspen Group and its subsidiaries (including Aspen), unless the context otherwise indicates. In referring to academic matters, these words refer solely to Aspen University, Inc.

Our Company

Aspen is an online postsecondary education company. Founded in 1987, Aspen’s mission is to offer any motivated college-worthy student the opportunity to receive a high quality, responsibly priced distance-learning education for the purpose of achieving sustainable economic and social benefits for themselves and their families. Because we believe higher education should be a catalyst to our students’ long-term economic success, we exert financial prudence by offering affordable tuition that is one of the greatest values in online higher education.  Aspen is dedicated to providing the highest quality education experiences taught by top-tier professors - 61% of our adjunct professors hold doctorate degrees.

Corporate Information

Our corporate headquarters are located at 720 South Colorado Boulevard, Suite 1150N, Denver, Colorado 80246 and our phone number is (303) 333-4224. Our corporate website can be found at www.aspen.edu/investor-relations. The information on our website is not incorporated in this prospectus.

Risks Affecting Us

Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” immediately following this Prospectus Summary. In particular, our business would be adversely affected if:

●

we are unable to comply with the extensive regulatory requirements to which our business is subject, including Title IV of the Higher Education Act, or Title IV, and the regulations under that act, state laws and regulations, accrediting agency requirements, and our inability to comply with these regulations could result in our ceasing operations altogether;

●	we are unable to generate sufficient revenue to meet our future working capital needs;
●	our marketing and advertising efforts are not effective;
●	we are unable to develop new programs and expand our existing programs in a timely and cost-effective manner;
●	we are unable to increase our class starts by existing students and increase new enrollments;
●	our new monthly installment plan is unsuccessful;
●	we are unable to attract and retain key personnel needed to sustain and grow our business; or
●	our reputation is damaged by regulatory actions or negative publicity affecting us or other companies in the for-profit higher education sector.

For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” beginning on page 4 of this prospectus.

THE OFFERING

Common stock outstanding prior to the offering:	112,526,881 shares

Common stock offered by the selling shareholders:	20,274,922 shares (1)

Common stock outstanding immediately following the offering:	131,837,000 shares (2)

Use of proceeds:	Except for the proceeds we receive upon the exercise of warrants, we will not receive any proceeds from the sale of shares by the selling shareholders. See “Use of Proceeds” on page 22.

Stock symbol:	OTCBB: ASPU

The number of shares of common stock to be outstanding prior to and after this offering excludes:

●	a total of 13,266,412 shares of common stock issuable upon the exercise of outstanding stock options;
●	a total of 1,033,588 shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan, which we refer to as the “Plan”;
●	a total of 44,007,963 shares of common stock issuable upon the exercise of warrants, which does not include the warrants referred to above; and
●	a total of 1,314,732 shares of common stock issuable upon the conversion of notes.

———————

(1)

Consists of 964,803 shares of common stock currently outstanding and 19,310,119 shares issuable upon exercise of warrants.

(2)

Assumes all warrants are exercised for cash.

SUMMARY FINANCIAL DATA

The following summary of our financial data should be read in conjunction with, and is qualified in its entirety by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements appearing elsewhere in this prospectus.

Statements of Operations Data

	For the three	For the year	For the year
	months ended	ended	ended	For the
	July 31,	April 30,	December 31,	Four Months Ended April 30,
	2014	2014	2012	2013	2012
	(Unaudited)				(Unaudited)
Revenues	$1,169,860	$3,981,722	$2,684,931	$1,229,096	$745,656

Loss from continuing operations before income taxes	(864,261)	(5,435,011)	(6,147,044)	(1,291,055)	(2,361,632)

Net loss per share allocable to common stockholders – basic and diluted	$(0.01)	$(0.09)	$(0.17)	$(0.03)	$(0.11)
Weighted average number of common shares outstanding:
Basic and diluted	73,818,014	62,031,861	35,316,681	56,089,884	21,135,361

Balance Sheet Data

	July 31, 2014	April 30, 2014	April 30, 2013
	($)	($)	($)
	(Unaudited)
Cash and cash equivalents	1,416,407	247,380	724,982

Working capital (deficit)	(704,463)	(1,700,114)	(301,669)

Total assets	4,791,638	3,583,840	3,401,685

Total current liabilities	3,789,318	3,516,816	1,935,860

Accumulated deficit	(18,954,695)	(18,090,434)	(12,740,086)

Total shareholders’ equity (deficit)	(845,460)	(1,784,902)	594,375

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following Risk Factors before deciding whether to invest in Aspen Group. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations or our financial condition. If any of the events discussed in the Risk Factors below occur, our business, consolidated financial condition, results of operations or prospects could be materially and adversely affected. In such case, the value and marketability of the common stock could decline.

Risks Relating to Our Business

If we are unable to generate positive cash flows from our operations, our ability to grow our business will be limited and we may encounter regulatory restrictions.

We incurred a net loss of approximately $5.35 million for the year ended April 30, 2014 and $6 million in the year ended December 31, 2012. In July and September 2014, we raised approximately $5.3 million in a private placement of which $2.31 million was used to pay off the principal and interest under outstanding debentures. In the event that we are not successful at generating positive cash flows, we will be required to raise capital or we will be required to reduce our operating expenses which will limit our ability to grow our business. Moreover, we operate in a regulated environment and are required to meet fiscal responsibility requirements set by the Department of Education, which we refer to as the “DOE”, and the Distance Education and Training Council, which we refer to as the “DETC.” If we fail to meet these requirements, we may be unable to offer federal loans to students and may be precluded from continuing in business.

Our business may be adversely affected by a further economic slowdown in the U.S. or abroad or by an economic recovery in the U.S.

The U.S. and much of the world economy are experiencing difficult economic circumstances. We believe the economic downturn in the U.S. has contributed to a portion of our recent enrollment growth as an increased number of working students seek to advance their education to improve job security or reemployment prospects. This effect cannot be quantified. However, to the extent that the economic downturn and the associated unemployment have increased demand for our programs, an improving economy and increased employment may eliminate this effect and reduce such demand as fewer potential students seek to advance their education. We do not know whether the gradually reduced unemployment rate will reduce future demand for our services, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. Conversely, a worsening of economic and employment conditions could adversely affect the ability or willingness of prospective students to pay our tuition and our former students to repay student loans, which could increase our bad debt expense, impair our ability to offer students loans under Title IV, and require increased time, attention and resources to manage defaults.

If we cannot manage our growth, our results of operations may suffer and could adversely affect our ability to comply with federal regulations.

The growth that we have experienced after our new management began in May 2011, as well as any future growth that we experience, may place a significant strain on our resources and increase demands on our management information and reporting systems and financial management controls. We have recently experienced growth at Aspen University even though we reduced our marketing expenses. With a portion of the proceeds from our recent private placement, we plan to materially increase our sales and marketing expenses in order to increase Aspen University’s growth. Assuming we grow as planned, it may impact our ability to manage our business. If growth negatively impacts our ability to manage our business, the learning experience for our students could be adversely affected, resulting in a higher rate of student attrition and fewer student referrals. Future growth will also require continued improvement of our internal controls and systems, particularly those related to complying with federal regulations under the Higher Education Act, as administered by the DOE, including as a result of our participation in federal student financial aid programs under Title IV. If we are unable to manage our growth, we may also experience operating inefficiencies that could increase our costs and adversely affect our profitability and results of operations.

Because there is strong competition in the postsecondary education market, especially in the online education market, our cost of acquiring students may increase and our results of operations may be harmed.

Postsecondary education is highly fragmented and competitive. We compete with traditional public and private two-year and four-year brick and mortar colleges as well as other for-profit schools, particularly those that offer online learning programs. Public and private colleges and universities, as well as other for-profit schools, offer programs similar to those we offer. Public institutions receive substantial government subsidies, and public and private institutions have access to government and foundation grants, tax-deductible contributions that create large endowments and other financial resources generally not available to for-profit schools. Accordingly, public and private institutions may have instructional and support resources that are superior to those in the for-profit sector. In addition, some of our competitors, including both traditional colleges and universities and online for-profit schools, have substantially greater name recognition and financial and other resources than we have, which may enable them to compete more effectively for potential students. We also expect to face increased competition as a result of new entrants to the online education market, including established colleges and universities that have not previously offered online education programs. Recently, major brick and mortar universities have advertised their online course offerings.

We may not be able to compete successfully against current or future competitors and may face competitive pressures including price pressures that could adversely affect our business or results of operations and reduce our operating margins. These competitive factors could cause our enrollments, revenues and profitability to decrease significantly.

In the event that we are unable to update and expand the content of existing programs and develop new programs and specializations on a timely basis and in a cost-effective manner, our results of operations may be harmed.

The updates and expansions of our existing programs and the development of new programs and specializations may not be accepted by existing or prospective students or employers. If we cannot respond to changes in market requirements, our business may be adversely affected. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs as quickly as students require or as quickly as our competitors introduce competing programs. To offer a new academic program, we may be required to obtain appropriate federal, state and accrediting agency approvals, which may be conditioned or delayed in a manner that could significantly affect our growth plans. In addition, a new academic program that must prepare students for gainful employment must be approved by the DOE for Title IV purposes if the institution is provisionally certified, which we are through March 31, 2015. If we are unable to respond adequately to changes in market requirements due to financial constraints, regulatory limitations or other factors, our ability to attract and retain students could be impaired and our financial results could suffer.

Establishing new academic programs or modifying existing programs may require us to make investments in management and faculty, incur marketing expenses and reallocate other resources. If we are unable to increase the number of students, or offer new programs in a cost-effective manner, or are otherwise unable to manage effectively the operations of newly established academic programs, our results of operations and financial condition could be adversely affected.

Because our future growth and profitability will depend in large part upon the effectiveness of our marketing and advertising efforts, if those efforts are unsuccessful we may not be profitable in the future.

Our future growth and profitability will depend in large part upon our media performance, including our ability to:

●

Grow our nursing programs;

●

Create greater awareness of our school and our programs;

●

Identify the most effective and efficient level of spending in each market and specific media vehicle;

●

Determine the appropriate creative message and media mix for advertising, marketing and promotional expenditures; and

●

Effectively manage marketing costs (including creative and media).

Our marketing expenditures may not result in increased revenue or generate sufficient levels of brand name and program awareness. If our media performance is not effective, our future results of operations and financial condition will be adversely affected.

Although our management has spearheaded an in-house marketing and advertising program, it may not be successful long-term.

Mr. Michael Mathews, our Chief Executive Officer, has developed a new marketing campaign designed to substantially increase our student enrollment and reducing and/or eliminating student debt. While initial results have been as anticipated, there are no assurances that this marketing campaign will continue to be successful. Among the risks are the following:

●

Our ability to compete with existing online colleges which have substantially greater financial resources, deeper management and academic resources, and enhanced public reputations;

●

the emergence of more successful competitors;

●

factors related to our marketing, including the costs of Internet advertising and broad-based branding campaigns;

●

limits on our ability to attract and retain effective employees because of the new incentive payment rule;

●

performance problems with our online systems;

●

our failure to maintain accreditation;

●

student dissatisfaction with our services and programs;

●

adverse publicity regarding us, our competitors or online or for-profit education generally;

●

a decline in the acceptance of online education;

●

a decrease in the perceived or actual economic benefits that students derive from our programs;

●

potential students may not be able to afford the monthly payments; and

●

potential students may not react favorably to our marketing and advertising campaigns, including our monthly payment plan.

If our new marketing campaign is not favorably received, our revenues may not increase. Moreover, in March 2014, we launched a monthly payment plan designed to encourage students to enroll in courses without borrowing. It is too soon to know if this plan will increase our revenues, although 26% of class starts in August 2014 were from students using a monthly payment program.

If we incur system disruptions to our online computer networks, it could impact our ability to generate revenue and damage our reputation, limiting our ability to attract and retain students.

Since early 2011, we have spent approximately $2 million to update our computer network primarily to permit accelerated student enrollment and enhance our students’ learning experience. We expect to spend $500,000 in capital expenditures over the next 12 months. The performance and reliability of our technology infrastructure is critical to our reputation and ability to attract and retain students. Any system error or failure, or a sudden and significant increase in bandwidth usage, could result in the unavailability of our online classroom, damaging our reputation and could cause a loss in enrollment. Our technology infrastructure could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters, terrorist activities and telecommunications failures.

If we are unable to develop awareness among, and attract and retain, high quality learners to Aspen University, our ability to generate significant revenue or achieve profitability will be significantly impaired.

Building awareness of Aspen University and the programs we offer among working adult professionals is critical to our ability to attract prospective learners. If we are unable to successfully market and advertise our educational programs, Aspen University's ability to attract and enroll prospective learners in such programs could be adversely affected, and consequently, our ability to increase revenue or achieve profitability could be impaired. It is also critical to our success that we convert these prospective learners to enrolled learners in a cost-effective manner and that these enrolled learners remain active in our programs. Some of the factors that could prevent us from successfully enrolling and retaining learners in our programs include:

●

the emergence of more successful competitors;

●

factors related to our marketing, including the costs of Internet advertising and broad-based branding campaigns;

●

performance problems with our online systems;

●

failure to maintain accreditation;

●

learner dissatisfaction with our services and programs, including with our customer service and responsiveness;

●

adverse publicity regarding us, our competitors, or online or for-profit education in general;

●

price reductions by competitors that we are unwilling or unable to match;

●

a decline in the acceptance of online education or our degree offerings by learners or current and prospective employers;

●

increased regulation of online education, including in states in which we do not have a physical presence;

●

a decrease in the perceived or actual economic benefits that learners derive from our programs;

●

litigation or regulatory investigations that may damage our reputation; and

●

difficulties in executing on our strategy as a preferred provider to employers for the vertical markets we serve.

If we are unable to continue to develop awareness of Aspen University and the programs we offer, and to enroll and retain learners, our enrollments would suffer and our ability to increase revenues and achieve profitability would be significantly impaired.

If we experience any interruption to our technology infrastructure, it could prevent students from accessing their courses, could have a material adverse effect on our ability to attract and retain students and could require us to incur additional expenses to correct or mitigate the interruption.

Our computer networks may also be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information, personal information about our students or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

Because we rely on third parties to provide services in running our operations, if any of these parties fail to provide the agreed services at an acceptable level, it could limit our ability to provide services and/or cause student dissatisfaction, either of which could adversely affect our business.

We rely on third parties to provide us with services in order for us to efficiently and securely operate our business including our computer network and the courses we offer to students. Any interruption in our ability to obtain the services of these or other third parties or deterioration in their performance could impair the quality of our educational product and overall business. Generally, there are multiple sources for the services we purchase. Our business could be disrupted if we were required to replace any of these third parties, especially if the replacement became necessary on short notice, which could adversely affect our business and results of operations.

If we or our service providers are unable to update the technology that we rely upon to offer online education, our future growth may be impaired.

We believe that continued growth will require our service providers to increase the capacity and capabilities of their technology infrastructure. Increasing the capacity and capabilities of the technology infrastructure will require these third parties to invest capital, time and resources, and there is no assurance that even with sufficient investment their systems will be scalable to accommodate future growth. Our service providers may also need to invest capital, time and resources to update their technology in response to competitive pressures in the marketplace. If they are unwilling or unable to increase the capacity of their resources or update their resources appropriately and we cannot change over to other service providers efficiently, our ability to handle growth, our ability to attract or retain students, and our financial condition and results of operations could be adversely affected.

Because we rely on third party administration and hosting of learning management system software for our online classroom, if that third party were to cease to do business or alter its business practices and services, it could have an adverse impact on our ability to operate.

Beginning in the current fiscal quarter ending October 31, 2014, our online classroom will employ the Desire2Learn learning management system, or D2L. The system is a web-based portal that stores and delivers course content, provides interactive communication between students and faculty, and supplies online evaluation tools. We rely on third parties to host and help with the administration of it. We further rely on third parties, the D2L agreement and our internal staff for ongoing support and customization and integration of the system with the rest of our technology infrastructure. If D2L were unable or unwilling to continue to provide us with service, we may have difficulty maintaining the software required for our online classroom or updating it for future technological changes. Any failure to maintain our online classroom would have an adverse impact on our operations, damage our reputation and limit our ability to attract and retain students.

Because the personal information that we or our vendors collect may be vulnerable to breach, theft or loss, any of these factors could adversely affect our reputation and operations.

Possession and use of personal information in our operations subjects us to risks and costs that could harm our business. Aspen uses a third party to collect and retain large amounts of personal information regarding our students and their families, including social security numbers, tax return information, personal and family financial data and credit card numbers. We also collect and maintain personal information of our employees in the ordinary course of our business. Some of this personal information is held and managed by certain of our vendors. Errors in the storage, use or transmission of personal information could result in a breach of student or employee privacy. Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could require notification of data breaches, restrict our use of personal information, and cause us to lose our certification to participate in the Title IV programs. We cannot guarantee that there will not be a breach, loss or theft of personal information that we store or our third parties store. A breach, theft or loss of personal information regarding our students and their families or our employees that is held by us or our vendors could have a material adverse effect on our reputation and results of operations and result in liability under state and federal privacy statutes and legal or administrative actions by state attorneys general, private litigants, and federal regulators any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Because the CAN-SPAM Act imposes certain obligations on the senders of commercial emails, it could adversely impact our ability to market Aspen’s educational services, and otherwise increase the costs of our business.

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, establishes requirements for commercial email and specifies penalties for commercial email that violates the CAN-SPAM Act. In addition, the CAN-SPAM Act gives consumers the right to require third parties to stop sending them commercial email.

The CAN-SPAM Act covers email sent for the primary purpose of advertising or promoting a commercial product, service, or Internet website. The Federal Trade Commission, a federal consumer protection agency, is primarily responsible for enforcing the CAN-SPAM Act, and the Department of Justice, other federal agencies, State Attorneys General, and Internet service providers also have authority to enforce certain of its provisions.

The CAN-SPAM Act’s main provisions include:

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Prohibiting false or misleading email header information;

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Prohibiting the use of deceptive subject lines;

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Ensuring that recipients may, for at least 30 days after an email is sent, opt out of receiving future commercial email messages from the sender;

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Requiring that commercial email be identified as a solicitation or advertisement unless the recipient affirmatively permitted the message; and

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Requiring that the sender include a valid postal address in the email message.

The CAN-SPAM Act also prohibits unlawful acquisition of email addresses, such as through directory harvesting and transmission of commercial emails by unauthorized means, such as through relaying messages with the intent to deceive recipients as to the origin of such messages.

Violations of the CAN-SPAM Act’s provisions can result in criminal and civil penalties, including statutory penalties that can be based in part upon the number of emails sent, with enhanced penalties for commercial email companies who harvest email addresses, use dictionary attack patterns to generate email addresses, and/or relay emails through a network without permission.

The CAN-SPAM Act acknowledges that the Internet offers unique opportunities for the development and growth of frictionless commerce, and the CAN-SPAM Act was passed, in part, to enhance the likelihood that wanted commercial email messages would be received.

The CAN-SPAM Act preempts, or blocks, most state restrictions specific to email, except for rules against falsity or deception in commercial email, fraud and computer crime. The scope of these exceptions, however, is not settled, and some states have adopted email regulations that, if upheld, could impose liabilities and compliance burdens in addition to those imposed by the CAN-SPAM Act.

Moreover, some foreign countries, including the countries of the European Union, have regulated the distribution of commercial email and the online collection and disclosure of personal information. Foreign governments may attempt to apply their laws extraterritorially or through treaties or other arrangements with U.S. governmental entities.

Because we use email marketing, our requirement to comply with the CAN-SPAM Act could adversely affect Aspen's marketing activities and increase its costs.

If we lose the services of key personnel, it could adversely affect our business.

Our future success depends, in part, on our ability to attract and retain key personnel. Our future also depends on the continued services of Mr. Michael Mathews, our Chief Executive Officer, who is critical to the management of our business and operations and the development of our strategic direction and would also be difficult to replace. We have a $3 million key man life insurance policy on Mr. Mathews. The loss of the services of Mr. Mathews and other key individuals and the process to replace these individuals would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

If we are unable to attract and retain our faculty, administrators, management and skilled personnel, we may not be able to support our growth strategy.

To execute our growth strategy, we must attract and retain highly qualified faculty, administrators, management and skilled personnel. Competition for hiring these individuals is intense, especially with regard to faculty in specialized areas. If we fail to attract new skilled personnel or faculty or fail to retain and motivate our existing faculty, administrators, management and skilled personnel, our business and growth prospects could be severely harmed.

If we are unable to protect our intellectual property, our business could be harmed.

In the ordinary course of our business, we develop intellectual property of many kinds that is or will be the subject of copyright, trademark, service mark, trade secret or other protections. This intellectual property includes but is not limited to courseware materials, business know-how and internal processes and procedures developed to respond to the requirements of operating and various education regulatory agencies. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names, agreements and registrations to protect our intellectual property. We rely on service mark and trademark protection in the U.S. to protect our rights to the mark "ASPEN UNIVERSITY" as well as distinctive logos and other marks associated with our services. We rely on agreements under which we obtain rights to use course content developed by faculty members and other third party content experts. We cannot assure you that the measures that we take will be adequate or that we have secured, or will be able to secure, appropriate protections for all of our proprietary rights in the U.S. or select foreign jurisdictions, or that third parties will not infringe upon or violate our proprietary rights. Despite our efforts to protect these rights, unauthorized third parties may attempt to duplicate or copy the proprietary aspects of our curricula, online resource material and other content, and offer competing programs to ours.

In particular, third parties may attempt to develop competing programs or duplicate or copy aspects of our curriculum, online resource material, quality management and other proprietary content. Any such attempt, if successful, could adversely affect our business. Protecting these types of intellectual property rights can be difficult, particularly as it relates to the development by our competitors of competing courses and programs.

We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in these disputes. Third parties may raise a claim against us alleging an infringement or violation of the intellectual property of that third party.

If we are subject to intellectual property infringement claims, it could cause us to incur significant expenses and pay substantial damages.

Third parties may claim that we are infringing or violating their intellectual property rights. Any such claims could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages and prevent us from using our intellectual property that may be fundamental to our business. Even if we were to prevail, any litigation regarding the intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

If we incur liability for the unauthorized duplication or distribution of class materials posted online during our class discussions, it may affect our future operating results and financial condition.

In some instances, our faculty members or our students may post various articles or other third party content on class discussion boards. We may incur liability for the unauthorized duplication or distribution of this material posted online for class discussions. Third parties may raise claims against us for the unauthorized duplication of this material. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. As a result we may be required to alter the content of our courses or pay monetary damages.

Because we are an exclusively online provider of education, we are entirely dependent on continued growth and acceptance of exclusively online education and, if the recognition by students and employers of the value of online education does not continue to grow, our ability to grow our business could be adversely impacted.

We believe that continued growth in online education will be largely dependent on additional students and employers recognizing the value of degrees and courses from online institutions. If students and employers are not convinced that online schools are an acceptable alternative to traditional schools or that an online education provides value, or if growth in the market penetration of exclusively online education slows, growth in the industry and our business could be adversely affected. Because our business model is based on online education, if the acceptance of online education does not grow, our ability to continue to grow our business and our financial condition and results of operations could be materially adversely affected.

As Internet commerce develops, federal and state governments may draft and propose new laws to regulate Internet commerce, which may negatively affect our business.

The increasing popularity and use of the Internet and other online services have led and may lead to the adoption of new laws and regulatory practices in the U.S. and to new interpretations of existing laws and regulations. These new laws and interpretations may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, fair business practices and the requirement that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location or other presence. New laws, regulations or interpretations related to doing business over the Internet could increase our costs and materially and adversely affect our enrollments, revenues and results of operations.

If there is new tax treatment of companies engaged in Internet commerce, this may adversely affect the commercial use of our marketing services and our financial results.

Due to the growing budgetary problems facing state and local governments, it is possible that governments might attempt to tax our activities. New or revised tax regulations may subject us to additional sales, income and other taxes. We cannot predict the effect of current attempts to impose taxes on commerce over the Internet. New or revised taxes and, in particular, sales or use taxes, would likely increase the cost of doing business online which could have an adverse effect on our business and results of operations.

Risks Related to the Regulation of Our Industry

If we fail to comply with the extensive regulatory requirements for our business, we could face penalties and significant restrictions on our operations, including loss of access to Title IV loans.

We are subject to extensive regulation by (1) the federal government through the DOE and under the Higher Education Act, (2) state regulatory bodies and (3) accrediting agencies recognized by the DOE, including the DETC, a “national accrediting agency” recognized by the DOE. The U.S. Department of Defense and the U.S. Department of Veterans Affairs regulate our participation in the military’s tuition assistance program and the VA’s veterans’ education benefits program, respectively. The regulations, standards and policies of these agencies cover the vast majority of our operations, including our educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations and financial condition. These regulatory requirements can also affect our ability to add new or expand existing educational programs and to change our corporate structure and ownership.

Institutions of higher education that grant degrees, diplomas, or certificates must be authorized by an appropriate state education agency or agencies. In addition, in certain states as a condition of continued authorization to grant degrees and in order to participate in various federal programs, including tuition assistance programs of the United States Armed Forces, a school must be accredited by an accrediting agency recognized by the U.S. Secretary of Education. Accreditation is a non-governmental process through which an institution submits to qualitative review by an organization of peer institutions, based on the standards of the accrediting agency and the stated aims and purposes of the institution. The Higher Education Act requires accrediting agencies recognized by the DOE to review and monitor many aspects of an institution's operations and to take appropriate action when the institution fails to comply with the accrediting agency's standards.

Our operations are also subject to regulation due to our participation in Title IV programs. Title IV programs, which are administered by the DOE, include loans made directly to students by the DOE. Title IV programs also include several grant programs for students with economic need as determined in accordance with the Higher Education Act and DOE regulations. To participate in Title IV programs, a school must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting agency recognized by the U.S. Secretary of Education, and be certified as an eligible institution by the DOE. Our growth strategy is partly dependent on being able to offer financial assistance through Title IV programs as it may increase the number of potential students who may choose to enroll in our programs.

The regulations, standards, and policies of the DOE, state education agencies, and our accrediting agencies change frequently. Recent and impending changes in, or new interpretations of, applicable laws, regulations, standards, or policies, or our noncompliance with any applicable laws, regulations, standards, or policies, could have a material adverse effect on our accreditation, authorization to operate in various states, activities, receipt of funds under tuition assistance programs of the United States Armed Forces, our ability to participate in Title IV programs, receipt of veterans education benefits funds, or costs of doing business. Findings of noncompliance with these regulations, standards and policies also could result in our being required to pay monetary damages, or being subjected to fines, penalties, injunctions, limitations on our operations, termination of our ability to grant degrees, revocation of our accreditation, restrictions on our access to Title IV program funds or other censure that could have a material adverse effect on our business.

If we do not maintain authorization in Colorado, our operations would be curtailed, and we may not grant degrees.

Aspen is headquartered in Colorado and is authorized by the Colorado Commission on Higher Education to grant degrees, diplomas or certificates. If we were to lose our authorization from the Colorado Commission on Higher Education, we would be unable to provide educational services in Colorado and we would lose our eligibility to participate in the Title IV programs.

Our failure to comply with regulations of various states could have a material adverse effect on our enrollments, revenues, and results of operations.

Various states impose regulatory requirements on education institutions operating within their boundaries. Several states assert jurisdiction over online education institutions that have no physical location or other presence in the state but offer education services to students who reside in the state or advertise to or recruit prospective students in the state. State regulatory requirements for online education are inconsistent among states and not well developed in many jurisdictions. As such, these requirements change frequently and, in some instances, are not clear or are left to the discretion of state regulators.

State laws typically establish standards for instruction, qualifications of faculty, administrative procedures, marketing, recruiting, financial operations, and other operational matters. To the extent that we have obtained, or obtain in the future, additional authorizations or licensure, changes in state laws and regulations and the interpretation of those laws and regulations by the applicable regulators may limit our ability to offer education programs and award degrees. Some states may also prescribe financial regulations that are different from those of the DOE. If we fail to comply with state licensing or authorization requirements, we may be subject to the loss of state licensure or authorization. If we fail to comply with state requirements to obtain licensure or authorization, we may be the subject of injunctive actions or penalties. Loss of licensure or authorization or the failure to obtain required licensures or authorizations could prohibit us from recruiting or enrolling students in particular states, reduce significantly our enrollments and revenues and have a material adverse effect on our results of operations. We enroll students in all 50 states, as well as the District of Columbia and Puerto Rico. We have sought and received confirmation that our operations do not require state licensure or authorization, or we have been notified that we are exempt from licensure or authorization requirements, in three states. We, through our legal counsel, are researching the licensure requirements and exemption possibilities in the remaining 47 states. It is anticipated that Aspen will be in compliance with all state licensure requirements by July 1, 2015. Because we enroll students in all 50 states, as well as the District of Columbia and Puerto Rico, we may have to seek licensure or authorization in additional states in the future.

Under DOE regulations, if an institution offers postsecondary education through distance education to students in a state in which the institution is not physically located or in which it is otherwise subject to state jurisdiction as determined by that state, the institution must have met any state requirements for it to be legally offering postsecondary distance education in that state. A federal court has vacated such requirement, and an appellate court affirmed that ruling on June 5, 2012, though further guidance is expected. Should the requirement be upheld or otherwise enforced, however, and if we fail to obtain required state authorization to provide postsecondary distance education in a specific state, we could lose our ability to award Title IV aid to students within that state.

The DOE’s new requirement could lead some states to adopt new laws and regulatory practices affecting the delivery of distance education to students located in those states. In the event we are found not to be in compliance with a state’s new or existing requirements for offering distance education within that state, the state could seek to restrict one or more of our business activities within its boundaries, we may not be able to recruit students from that state, and we may have to cease providing service to students in that state. In addition, under the DOE’s regulation regarding state authorization and distance education, if and when the regulation is enforced or re-promulgated, we could lose eligibility to offer Title IV aid to students located in that state.

If we fail to maintain our institutional accreditation, we would lose our ability to participate in the tuition assistance programs of the U.S. Armed Forces and also to participate in Title IV programs.

Aspen is accredited by the DETC, which is a national accrediting agency recognized by the U.S. Secretary of Education for Title IV purposes. Accreditation by an accrediting agency that is recognized by the Secretary of Education is required for an institution to become and remain eligible to participate in Title IV programs as well as in the tuition assistance programs of the United States Armed Forces. DETC may impose restrictions on our accreditation or may terminate our accreditation. To remain accredited we must continuously meet certain criteria and standards relating to, among other things, performance, governance, institutional integrity, educational quality, faculty, administrative capability, resources and financial stability. Failure to meet any of these criteria or standards could result in the loss of accreditation at the discretion of the accrediting agency. The loss of accreditation would, among other things, render our students and us ineligible to participate in the tuition assistance programs of the U.S. Armed Forces or Title IV programs and have a material adverse effect on our enrollments, revenues and results of operations.

Because we have only recently begun to participate in Title IV programs, our failure to comply with the complex regulations associated with Title IV programs would have a significant adverse effect on our operations and prospects for growth.

We have only recently begun to participate in Title IV programs. Compliance with the requirements of the Higher Education Act and Title IV programs is highly complex and imposes significant additional regulatory requirements on our operations, which require additional staff, contractual arrangements, systems and regulatory costs. We have a limited demonstrated history of compliance with these additional regulatory requirements. If we fail to comply with any of these additional regulatory requirements, the DOE could, among other things, impose monetary penalties, place limitations on our operations, and/or condition or terminate our eligibility to receive Title IV program funds, which would limit our potential for growth and adversely affect our enrollment, revenues and results of operations.

Because we are only provisionally certified by the DOE, we must reestablish our eligibility and certification to participate in the Title IV programs, and there are no assurances that DOE will recertify us to participate in the Title IV programs.

An institution generally must seek recertification from the DOE at least every six years and possibly more frequently depending on various factors. In certain circumstances, the DOE provisionally certifies an institution to participate in Title IV programs, such as when it is an initial participant in Title IV programs or has undergone a change in ownership and control. Beginning in 2009, and following our change of control in 2012, we have been provisionally certified. On January 30, 2014, the DOE notified us that we had the choice of posting a letter of credit for 25% of all Title IV funds and remain provisionally certified or post a 50% letter of credit and become permanently certified. We elected to post a 25% letter of credit and remain provisionally certified – increasing our letter of credit to $848,225. In the future, the DOE may impose additional or different terms and conditions in any final program participation agreement that it may issue, including growth restrictions or limitation on the number of students who may receive Title IV aid. The DOE could also decline to permanently certify Aspen, otherwise limit its participation in the Title IV programs, or continue provisional certification.

If the DOE does not ultimately approve our permanent certification to participate in Title IV programs, our students would no longer be able to receive Title IV program funds, which would have a material adverse effect on our enrollments, revenues and results of operations. In addition, regulatory restraints related to the addition of new programs could impair our ability to attract and retain students and could negatively affect our financial results.

Because the DOE may conduct compliance reviews of us, we may be subject to adverse review and future litigation which could affect our ability to offer Title IV student loans.

Because we operate in a highly regulated industry, we are subject to compliance reviews and claims of non-compliance and lawsuits by government agencies, regulatory agencies, and third parties, including claims brought by third parties on behalf of the federal government. If the results of compliance reviews or other proceedings are unfavorable to us, or if we are unable to defend successfully against lawsuits or claims, we may be required to pay monetary damages or be subject to fines, limitations, loss of Title IV funding, injunctions or other penalties, including the requirement to make refunds. Even if we adequately address issues raised by an agency review or successfully defend a lawsuit or claim, we may have to divert significant financial and management resources from our ongoing business operations to address issues raised by those reviews or to defend against those lawsuits or claims. Claims and lawsuits brought against us may damage our reputation, even if such claims and lawsuits are without merit.

If the percentage of our revenues derived from Title IV programs is too high, we could lose our ability to participate in Title IV programs.

Under the Higher Education Act, an institution is subject to loss of eligibility to participate in the Title IV programs if, on a cash accounting basis, it derives more than 90% of its fiscal year revenue, for two consecutive fiscal years, from Title IV program funds.  An institution whose rate exceeds 90% for any single fiscal year is placed on provisional certification for at least two fiscal years and may be subject to other conditions specified by the U.S. Secretary of Education. This rule is known as the 90/10 rule.  We have only recently begun to participate in Title IV programs, but must remain aware of the 90/10 calculation.  Failure to comply with the 90/10 rule may result in restrictions on the amounts of Title IV funds that may be distributed to students; restrictions on expansion; requirements related to letters of credits or any other restrictions imposed by the DOE.  Additionally, if we are determined to be ineligible to participate in Title IV programs due to the 90/10 rule, any disbursements of Title IV funds while ineligible must be repaid to the DOE.

Further, due to scrutiny of the sector, legislative proposals have been introduced in Congress that would heighten the requirements of the 90/10 rule, including proposals that would reduce the 90% maximum under the rule to 85% and/or prohibit tuition derived from military benefit programs to be included in the 85% portion.

If our competitors are subject to further regulatory claims and adverse publicity, it may affect our industry and reduce our future enrollment.

We are one of a number of for-profit institutions serving the postsecondary education market. In recent years, regulatory investigations and civil litigation have been commenced against several companies that own for-profit educational institutions. These investigations and lawsuits have alleged, among other things, deceptive trade practices and non-compliance with DOE regulations. These allegations have attracted adverse media coverage and have been the subject of federal and state legislative hearings. Although the media, regulatory and legislative focus has been primarily on the allegations made against specific companies, broader allegations against the overall for-profit school sector may negatively affect public perceptions of other for-profit educational institutions, including Aspen. In addition, in recent years, reports on student lending practices of various lending institutions and schools, including for-profit schools, and investigations by a number of state attorneys general, Congress and governmental agencies have led to adverse media coverage of postsecondary education. A large competitor, Corinthian Colleges, recently announced it was selling or shutting down its schools due to substantial regulatory investigations and recent DOE actions. Adverse media coverage regarding other companies in the for-profit school sector or regarding us directly could damage our reputation, could result in lower enrollments, revenues and operating profit, and could have a negative impact on our stock price. Such allegations could also result in increased scrutiny and regulation by the DOE, Congress, accrediting bodies, state legislatures or other governmental authorities with respect to all for-profit institutions, including us.

Due to new regulations or congressional action or reduction in funding for Title IV programs, our future enrollment may be reduced and costs of compliance increased.

The Higher Education Act comes up for reauthorization by Congress approximately every five to six years. When Congress does not act on complete reauthorization, there are typically amendments and extensions of authorization. Additionally, Congress reviews and determines appropriations for Title IV programs on an annual basis through the budget and appropriations process. There is no assurance that Congress will not in the future enact changes that decrease Title IV program funds available to students, including students who attend our institution. Any action by Congress that significantly reduces funding for Title IV programs or the ability of our school or students to participate in these programs would require us to arrange for other sources of financial aid and would materially decrease our enrollment. Such a decrease in enrollment would have a material adverse effect on our revenues and results of operations. Congressional action may also require us to modify our practices in ways that could result in increased administrative and regulatory costs and decreased profit margin.

There has been growing regulatory action and investigations of for-profit companies that offer online education.  A larger competitor has accepted a deal with the DOE to sell or shut down most of its campuses.

We are not in position to predict with certainty whether any legislation will be passed by Congress or signed into law in the future. The reallocation of funding among Title IV programs, material changes in the requirements for participation in such programs, or the substitution of materially different Title IV programs could reduce the ability of students to finance their education at our institution and adversely affect our revenues and results of operations.

If our efforts to comply with DOE regulations are inconsistent with how the DOE interprets those provisions, either due to insufficient time to implement the necessary changes, uncertainty about the meaning of the rules, or otherwise, we may be found to be in noncompliance with such provisions and the DOE could impose monetary penalties, place limitations on our operations, and/or condition or terminate our eligibility to receive Title IV program funds. We cannot predict with certainty the effect the new and impending regulatory provisions will have on our business.

Investigations by state attorneys general, Congress and governmental agencies regarding relationships between loan providers and educational institutions and their financial aid officers may result in increased regulatory burdens and costs.

In the past few years, the student lending practices of postsecondary educational institutions, financial aid officers and student loan providers were subject to several investigations being conducted by state attorneys general, Congress and governmental agencies. These investigations concern, among other things, possible deceptive practices in the marketing of private student loans and loans provided by lenders pursuant to Title IV programs. Higher Education Opportunity Act, or HEOA, contains new requirements pertinent to relationships between lenders and institutions. In particular, HEOA requires institutions to have a code of conduct, with certain specified provisions, pertinent to interactions with lenders of student loans, prohibits certain activities by lenders and guaranty agencies with respect to institutions, and establishes substantive and disclosure requirements for lists of recommended or suggested lenders of private student loans. In addition, HEOA imposes substantive and disclosure obligations on institutions that make available a list of recommended lenders for potential borrowers. State legislators have also passed or may be considering legislation related to relationships between lenders and institutions. Because of the evolving nature of these legislative efforts and various inquiries and developments, we can neither know nor predict with certainty their outcome, or the potential remedial actions that might result from these or other potential inquiries. Governmental action may impose increased administrative and regulatory costs and decrease profit margins.

Because we are subject to sanctions if we fail to calculate correctly and return timely Title IV program funds for students who stop participating before completing their educational program, our future operating results may be adversely affected.

A school participating in Title IV programs must correctly calculate the amount of unearned Title IV program funds that have been disbursed to students who withdraw from their educational programs before completion and must return those unearned funds in a timely manner, generally within 45 days after the date the school determines that the student has withdrawn. Under recently effective DOE regulations, institutions that use the last day of attendance at an academically-related activity must determine the relevant date based on accurate institutional records (not a student’s certificate of attendance). For online classes, “academic attendance” means engaging in an academically-related activity, such as participating in class through an online discussion or initiating contact with a faculty member to ask a question; simply logging into an online class does not constitute “academic attendance” for purposes of the return of funds requirements. Because we only recently began to participate in Title IV programs, we have limited experience complying with these Title IV regulations. Under DOE regulations, late return of Title IV program funds for 5% or more of students sampled in connection with the institution's annual compliance audit constitutes material non-compliance. If unearned funds are not properly calculated and timely returned, we may have to repay Title IV funds, post a letter of credit in favor of the DOE or otherwise be sanctioned by the DOE, which could increase our cost of regulatory compliance and adversely affect our results of operations. This may have an impact on our systems, our future operations and cash flows.

If we fail to demonstrate “financial responsibility,” Aspen may lose its eligibility to participate in Title IV programs or be required to post a letter of credit in order to maintain eligibility to participate in Title IV programs.

To participate in Title IV programs, an eligible institution must satisfy specific measures of financial responsibility prescribed by the DOE, or post a letter of credit in favor of the DOE and possibly accept other conditions, such as additional reporting requirements or regulatory oversight, on its participation in Title IV programs. The DOE may also apply its measures of financial responsibility to the operating company and ownership entities of an eligible institution and, if such measures are not satisfied by the operating company or ownership entities, require the institution to meet the alternative standards described under “Regulation” on page 36 herein. Any of these alternative standards would increase our costs of regulatory compliance. If we were unable to meet these alternative standards, we would lose our eligibility to participate in Title IV programs. If we fail to demonstrate financial responsibility and thus lose our eligibility to participate in Title IV programs, our students would lose access to Title IV program funds for use in our institution, which would limit our potential for growth and adversely affect our enrollment, revenues and results of operations.

If we fail to demonstrate “administrative capability,” we may lose eligibility to participate in Title IV programs.

DOE regulations specify extensive criteria an institution must satisfy to establish that it has the requisite “administrative capability” to participate in Title IV programs. If an institution fails to satisfy any of these criteria or comply with any other DOE regulations, the DOE may require the repayment of Title IV funds, transfer the institution from the "advance" system of payment of Title IV funds to cash monitoring status or to the "reimbursement" system of payment, place the institution on provisional certification status, or commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV programs. If we are found not to have satisfied the DOE's "administrative capability" requirements we could be limited in our access to, or lose, Title IV program funding, which would limit our potential for growth and adversely affect our enrollment, revenues and results of operations.

Because we rely on a third party to administer our participation in Title IV programs, its failure to comply with applicable regulations could cause us to lose our eligibility to participate in Title IV programs.

We have been eligible to participate in Title IV programs for a relatively short time, and we have not developed the internal capacity to handle without third-party assistance the complex administration of participation in Title IV programs. A third party assists us with administration of our participation in Title IV programs, and if it does not comply with applicable regulations, we may be liable for its actions and we could lose our eligibility to participate in Title IV programs. In addition, if it is no longer able to provide the services to us, we may not be able to replace it in a timely or cost-efficient manner, or at all, and we could lose our ability to comply with the requirements of Title IV programs, which would limit our potential for growth and adversely affect our enrollment, revenues and results of operation.

If we pay impermissible commissions, bonuses or other incentive payments to individuals involved in recruiting, admissions or financial aid activities, we will be subject to sanctions.

A school participating in Title IV programs may not provide any commission, bonus or other incentive payment based, directly or indirectly, on success in enrolling students or securing financial aid to any person involved in student recruiting or admission activities or in making decisions regarding the awarding of Title IV program funds. If we pay a bonus, commission, or other incentive payment in violation of applicable DOE rules, we could be subject to sanctions, which could have a material adverse effect on our business. Effective July 1, 2011, the DOE abolished 12 safe harbors that described permissible arrangements under the incentive payment regulation. Abolition of the safe harbors and other aspects of the new regulation may create uncertainty about what constitutes impermissible incentive payments. The modified incentive payment rule and related uncertainty as to how it will be interpreted also may influence our approach, or limit our alternatives, with respect to employment policies and practices and consequently may affect negatively our ability to recruit and retain employees, and as a result our business could be materially and adversely affected.

In addition, the General Accounting Office, or the GAO, has issued a report critical of the DOE’s enforcement of the incentive payment rule, and the DOE has undertaken to increase its enforcement efforts. If the DOE determines that an institution violated the incentive payment rule, it may require the institution to modify its payment arrangements to the DOE’s satisfaction. The DOE may also fine the institution or initiate action to limit, suspend, or terminate the institution’s participation in the Title IV programs. The DOE may also seek to recover Title IV funds disbursed in connection with the prohibited incentive payments. In addition, third parties may file “qui tam” or “whistleblower” suits on behalf of the DOE alleging violation of the incentive payment provision. Such suits may prompt DOE investigations. Particularly in light of the uncertainty surrounding the new incentive payment rule, the existence of, the costs of responding to, and the outcome of, qui tam or whistleblower suits or DOE investigations could have a material adverse effect on our reputation causing our enrollments to decline and could cause us to incur costs that are material to our business, among other things. As a result, our business could be materially and adversely affected.

If our student loan default rates are too high, we may lose eligibility to participate in Title IV programs.

DOE regulations provide that an institution’s participation in Title IV programs ends when historical default rates reach a certain level in a single year or for a number of years. Because of our limited experience enrolling students who are participating in these programs, we have no historical default rates. Relatively few students are expected to enter the repayment phase in the near term, which could result in defaults by a few students having a relatively large impact on our default rate. If Aspen loses its eligibility to participate in Title IV programs because of high student loan default rates, our students would no longer be eligible to use Title IV program funds in our institution, which would significantly reduce our enrollments and revenues and have a material adverse effect on our results of operations.

If our institutional accrediting agency loses recognition by the U.S. Secretary of Education or we fail to maintain our institutional accreditation, we may lose our ability to participate in Title IV programs.

Increased regulatory scrutiny of accrediting agencies and their accreditation of universities is likely to continue. While Aspen is accredited by the DETC, a DOE-recognized accrediting body, if the DOE were to limit, suspend, or terminate the DETC’s recognition, we could lose our ability to participate in the Title IV programs. While the DOE has provisionally certified Aspen, there are no assurances that we will remain certified. If we were unable to rely on DETC accreditation in such circumstances, among other things, our students and our institution would be ineligible to participate in the Title IV programs, and such consequence would have a material adverse effect on enrollments, revenues and results of operations. In addition, increased scrutiny of accrediting agencies by the Secretary of Education in connection with the DOE’s recognition process may result in increased scrutiny of institutions by accrediting agencies.

Furthermore, because the for-profit education sector is growing at such a rapid pace, it is possible that accrediting bodies will respond to that growth by adopting additional criteria, standards and policies that are intended to monitor, regulate or limit the growth of for-profit institutions like us. Actions by, or relating to, an accredited institution, including any change in the legal status, form of control, or ownership/management of the institution, any significant changes in the institution’s financial position, or any significant growth or decline in enrollment and/or programs, could open up an accredited institution to additional reviews by the DETC.

If Aspen fails to meet standards regarding “gainful employment,” it may result in the loss of eligibility to participate in Title IV programs.

In March 2014, the DOE proposed a new gainful employment rule. Under the proposed gainful employment rule, programs with high debt-to-earnings ratios or high program-level cohort default rates would lose Title IV eligibility for three years based on a variety of specific scenarios outlined by the DOE. The final version of the gainful employment rule is expected to be released in October 2014 and go into effect on July 1, 2015. While the final rule has not yet been released, we anticipate that under this new regulation, the continuing eligibility of our educational programs for Title IV funding may be at risk due to factors beyond our control, such as changes in the actual or deemed income level of our graduates, changes in student borrowing levels, increases in interest rates, changes in the federal poverty income level relevant for calculating discretionary income, changes in the percentage of our former students who are current in repayment of their student loans, and other factors. In addition, even though deficiencies in the metrics may be correctible on a timely basis, the disclosure requirements to students following a failure to meet the standards may adversely impact enrollment in that program and may adversely impact the reputation of our educational institutions.

If we fail to obtain required DOE approval for new programs that prepare students for gainful employment in a recognized occupation, it could materially and adversely affect our business.

Under the DOE regulations, an institution must notify the DOE at least 90 days before the first day of class when it intends to add a program that prepares students for gainful employment in a recognized occupation. The institution may proceed to offer the program, unless the DOE advises the institution that the DOE must approve the program for Title IV purposes. In addition, if the institution does not provide timely notice to the DOE regarding the additional program, the institution must obtain approval of the program for Title IV purposes. If the DOE denies approval, the institution may not award Title IV funds in connection with the program. Were the DOE to deny approval to one or more of our new programs, our business could be materially and adversely affected. Furthermore, compliance with these new procedures could cause delay in our ability to offer new programs and put our business at a competitive disadvantage. Compliance could also adversely affect our ability to timely offer programs of interest to our students and potential students and adversely affect our ability to increase our revenues. As a result, our business could be materially and adversely affected.

If we fail to comply with the DOE’s substantial misrepresentation rules, it could result in sanctions against us.

The DOE may take action against an institution in the event of substantial misrepresentation by the institution concerning the nature of its educational programs, its financial charges or the employability of its graduates. Under new regulations, the DOE has expanded the activities that constitute a substantial misrepresentation. Under the DOE regulations, an institution engages in substantial misrepresentation when the institution itself, one of its representatives, or an organization or person with which the institution has an agreement to provide educational programs, marketing, advertising, or admissions services, makes a substantial misrepresentation directly or indirectly to a student, prospective student or any member of the public, or to an accrediting agency, a state agency, or to the Secretary of Education. The final regulations define misrepresentation as any false, erroneous or misleading statement, and they define a misleading statement as any statement that has the likelihood or tendency to deceive or confuse. The final regulations define substantial misrepresentation as any misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to the person’s detriment. If the DOE determines that an institution has engaged in substantial misrepresentation, the DOE may revoke an institution’s program participation agreement, impose limitations on an institution’s participation in the Title IV programs, deny participation applications made on behalf of the institution, or initiate a proceeding against the institution to fine the institution or to limit, suspend or termination the institution’s participation in the Title IV programs. We expect that there could be an increase in our industry of administrative actions and litigation claiming substantial misrepresentation, which at a minimum would increase legal costs associated with defending such actions, and as a result our business could be materially and adversely affected.

If we fail to comply with the DOE’s credit hour requirements, it could result in sanctions against us.

The DOE has defined “credit” hour for Title IV purposes. The credit hour is used for Title IV purposes to define an eligible program and an academic year and to determine enrollment status and the amount of Title IV aid that an institution may disburse in a payment period. The final regulations define credit hour as an institutionally established equivalency that reasonably approximates certain specified time in class and out of class and an equivalent amount of work for other academic activities. The final regulations also require institutional accreditors to review an institution’s policies, procedures, and administration of policies and procedures for assignment of credit hours. An accreditor must take appropriate actions to address an institution’s credit hour deficiencies and to notify the DOE if it finds systemic noncompliance or significant noncompliance in one or more programs. The DOE has indicated that if it finds an institution to be out of compliance with the credit hour definition for Title IV purposes, it may require the institution to repay the amount of Title IV awarded under the incorrect assignment of credit hours and, if it finds significant overstatement of credit hours, it may fine the institution or limit, suspend, or terminate its participation in Title IV programs, as a result of which our business could be materially and adversely affected.

The U.S. Congress recently conducted an examination of the for-profit postsecondary education sector that could result in legislation or additional DOE rulemaking that may limit or condition Title IV program participation of proprietary schools in a manner that may materially and adversely affect our business.

In recent years, the U.S. Congress has increased its focus on for-profit education institutions, including with respect to their participation in the Title IV programs, and has held hearings regarding such matters. In addition, the GAO released a series of reports following undercover investigations critical of for-profit institutions. We cannot predict the extent to which, or whether, these hearings and reports will result in legislation, further rulemaking affecting our participation in Title IV programs, or more vigorous enforcement of Title IV requirements. Additionally, the DOE recently created a special unit for the purpose of monitoring publicly traded for-profit educational institutions. Moreover, political consideration could result in a reduction of Title IV funding. To the extent that any laws or regulations are adopted that limit or condition Title IV program participation of proprietary schools or the amount of federal student financial aid for which proprietary school students are eligible, our business could be materially and adversely affected.

Unfavorable laws and regulations may impede our growth.

Existing and future laws and regulations may create increased regulatory risk, which could impede our growth. These regulations and laws may cover consumer protection, mobile communications, privacy, data protection, electronic communications, pricing and taxation.

Other Risks

Because our common stock is subject to the “penny stock” rules, brokers cannot generally solicit the purchase of our common stock which adversely affects its liquidity and market price.

The Securities and Exchange Commission, or the SEC, has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock on the Over-The-Counter Bulletin Board, or the Bulletin Board, is substantially less than $5.00 per share and therefore we are considered a “penny stock” according to SEC rules. This designation requires any broker-dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules limit the ability of broker-dealers to solicit purchases of our common stock and therefore reduce the liquidity of the public market for our shares.

Moreover, as a result of apparent regulatory pressure from the SEC and the Financial Industry Regulatory Authority, a growing number of broker-dealers decline to permit investors to purchase and sell or otherwise make it difficult to sell shares of penny stocks like Aspen. This may have a depressive effect upon our common stock price.

Because of their share ownership, our management may be able to exert control over us to the detriment of minority shareholders.

As of September 23, 2014, our executive officers and directors owned approximately 12.6% of our outstanding common stock. These shareholders, if they act together, may be able to control our management and affairs and all matters requiring shareholder approval, including significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing our change in control and might affect the market price of our common stock.

If our common stock becomes subject to a “chill” imposed by the Depository Trust Company, or DTC, your ability to sell your shares may be limited.

The DTC acts as a depository or nominee for street name shares that investors deposit with their brokers. Until December of 2012, our stock was not eligible to be electronically transferred among DTC participants (broker-dealers) and required delivery of paper certificates as a result of a “chill” imposed by DTC. As a result of becoming “DTC-Eligible”, our common stock is no longer subject to a chill. However, DTC in the last several years has increasingly imposed a chill or freeze on the deposit, withdrawal and transfer of common stock of issuers whose common stock trades on the Bulletin Board. Depending on the type of restriction, a chill or freeze can prevent shareholders from buying or selling shares and prevent companies from raising money. A chill or freeze may remain imposed on a security for a few days or an extended period of time (in at least one instance a number of years). While we have no reason to believe a chill or freeze will be imposed against our common stock again in the future, if it were your ability to sell your shares would be limited. In such event, your investment will be adversely affected.

Due to factors beyond our control, our stock price may be volatile.

Any of the following factors could affect the market price of our common stock:

●

Our failure to generate increasing material revenues;

●

Our failure to become profitable or meet our publicly announced goal of achieving positive adjusted Earnings Before Interest, Taxes,  Depreciation and Amortization;

●

Our failure to raise working capital;

●

Our public disclosure of the terms of any financing which we consummate in the future;

●

Disclosure of the results of our monthly payment plan;

●

Actual or anticipated variations in our quarterly results of operations;

●

Announcements by us or our competitors of significant contracts, new services, acquisitions, commercial relationships, joint ventures or capital commitments;

●

The loss of Title IV funding or other regulatory actions;

●

Our failure to meet financial analysts’ performance expectations;

●

Changes in earnings estimates and recommendations by financial analysts;

●

The sale of large numbers of shares of common stock which we have registered;

●

Short selling activities; or

●

Changes in market valuations of similar companies.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert our management’s time and attention, which would otherwise be used to benefit our business.

Because we may issue preferred stock without the approval of our shareholders and have other anti-takeover defenses, it may be more difficult for a third party to acquire us and could depress our stock price.

Our Board may issue, without a vote of our shareholders, one or more additional series of preferred stock that have more than one vote per share. This could permit our Board to issue preferred stock to investors who support us and our management and give effective control of our business to our management. Additionally, issuance of preferred stock could block an acquisition resulting in both a drop in our stock price and a decline in interest of our common stock. This could make it more difficult for shareholders to sell their common stock. This could also cause the market price of our common stock shares to drop significantly, even if our business is performing well.

An investment in Aspen Group may be diluted in the future as a result of the issuance of additional securities.

If we need to raise additional capital to meet our working capital needs, we expect to issue additional shares of common stock or securities convertible, exchangeable or exercisable into common stock from time to time, which could result in substantial dilution to investors. Investors should anticipate being substantially diluted based upon the current condition of the capital and credit markets and their impact on small companies.

Because we may not be able to attract the attention of major brokerage firms, it could have a material impact upon the price of our common stock.

It is not likely that securities analysts of major brokerage firms will provide research coverage for our common stock since the firm itself cannot recommend the purchase of our common stock under the penny stock rules referenced in an earlier risk factor. The absence of such coverage limits the likelihood that an active market will develop for our common stock. It may also make it more difficult for us to attract new investors at times when we acquire additional capital.

Since we intend to retain any earnings for development of our business for the foreseeable future, you will likely not receive any dividends for the foreseeable future.

We have not and do not intend to pay any dividends in the foreseeable future, as we intend to retain any earnings for development and expansion of our business operations. As a result, you will not receive any dividends on your investment for an indefinite period of time.

If we do not successfully defend the pending litigation brought by our former chairman and large shareholder, we may incur material damages.

In 2013, our former Chairman and a company he controls sued us, certain senior management members and our directors in state court in New York seeking damages arising from losses and other matters incurred in the operation of Aspen’s business since May 2011, our filings with the SEC and the DOE where we stated that he and his company borrowed $2.2 million without board authority and our failure to use our best efforts to purchase certain shares of common stock from him. While we have been advised by our counsel that the lawsuit is baseless, we cannot assure you that we will be successful. Defending the litigation will be expensive and divert our management from Aspen’s business. If we are unsuccessful, the damages we pay may be material.  In addition, after dismissal by the Court in New York of certain claims, the Plaintiffs filed a shareholders’ derivative action in the Delaware Chancery Court against most of our directors and a former officer. While any recovery will be paid to Aspen Group, defense of derivative suits is generally expensive.  See “Legal Proceedings” below for a further description of the litigation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements including statements regarding liquidity, expected positive cash flow, anticipated marketing spending and capital expenditures and our DOE application for permanent certification. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, liquidity, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” elsewhere in this prospectus. Other sections of this prospectus may include additional factors which could adversely affect our business and financial performance. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

DILUTION

There will be no dilution to our existing shareholders except to the extent warrants are exercised.

PRIVATE PLACEMENTS

This prospectus covers the offer and sale of certain shares of common stock and all of the common stock issuable upon exercise of the warrants issued to the investors in the private placement offerings described below.  Any shares sold in the private placements below which may be sold under Rule 144 (with no volume restrictions) are not being registered hereunder. This prospectus does not include any securities which were sold in private placements subsequent to September 2013.

From March to July 2012, we sold approximately $1.7 million of secured convertible notes, or Notes, and approximately 1.3 million warrants to purchase our common stock from which we received approximately $1.4 million in net proceeds. The Notes converted into Aspen Group's common stock at $0.3325 per share. The warrants are exercisable over a five-year period and are exercisable at $0.3325 per share. Additionally, 202,334 shares and 50,591 warrants were issued in connection with accumulated interest accruing as of the conversion date.

In September 2012, we sold $2,757,000 of units. The units contained 7,877,144 shares of common stock and 3,938,570 five-year warrants exercisable at $0.50 per share.

In December 2012, we sold $715,000 of units. The units contained 2,042,857 shares of common stock and 1,021,432 five-year warrants exercisable at $0.50 per share.

In February 2013, we sold $315,000 of units. The units contained 900,000 shares of common stock and 450,000 five-year warrants exercisable at $0.50 per share.

In March 2013, we sold $250,000 of units. The units contained 714,286 shares of common stock and 357,143 five-year warrants exercisable at $0.50 per share.

In April 2013, we sold $600,328 of units. The units contained 1,715,217 shares of common stock and 857,606 five-year warrants exercisable at $0.50 per share.

In September 2013, we sold a $2.24 million Original Issue Discount Secured Convertible Debenture, which we refer to as the “Debenture,” and 6,736,842 warrants in a private placement offering to Hillair Capital Investments L.P., or Hillair, for gross proceeds of $2.0 million.  On September 4, 2014, we repaid the full amount of the Debenture. The warrants are exercisable over a five-year period at $0.3325 per share.  As a result of price protection provisions in Hillair’s warrants, the number of shares issuable upon exercise of warrants held by Hillair has increased to 14,451,613.

We used, or are using, the proceeds from the private placements to support our growth and for general corporate purposes, including working capital.

USE OF PROCEEDS

We will not receive any proceeds upon the sale of shares by the selling shareholders. We will however receive proceeds from the exercise of the warrants. We plan on using these proceeds received from the selling shareholders to support our growth and for general corporate purposes, including working capital.

CAPITALIZATION

The following table sets forth our capitalization as of July 31, 2014. The table should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein:

As of July 31, 2014 (1)

Cash and cash equivalents	$1,416,407
Restricted Cash	898,225
Debt:
Convertible notes, current portion	175,000
Debenture payable, net of discounts of $328,428	1,911,572

Shareholders’ equity (deficiency):
Common stock	88,203
Treasury stock	(70,000)
Additional paid-in capital	18,091,032
Accumulated deficit	(18,954,695)
Total shareholders’ equity (deficiency)	$(845,460)

———————

(1)

Subsequent to July 31, 2014, the Debenture was repaid. Also does not give effect to the $3.7 million capital raise which closed after the date of this table.

MARKET FOR COMMON STOCK

Our stock trades on the Bulletin Board, under the symbol “ASPU.” The last reported sale price of our common stock as reported by the Bulletin Board on September 26, 2014 was $0.23. As of that date, we had approximately 250 record holders of our common stock and we believe that there are substantially more beneficial owners than record holders.

The following table provides the high and low bid price information for our common stock. The prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and does not necessarily represent actual transactions. Our common stock does not trade on a regular basis.

	Period	Prices
Year	Ended	High	Low
		($)	($)
Fiscal 2014
	July 31	0.17	0.11
	April 30	0.20	0.101
	January 31	0.23	0.12
	October 31	0.335	0.176

Fiscal 2013
	July 31	0.51	0.25
	April 30	0.55	0.26
	January 31	0.80	0.50
	October 31	3.75	0.75

Dividend Policy

We have not paid cash dividends on our common stock and do not plan to pay such dividends in the foreseeable future. Our Board will determine our future dividend policy on the basis of many factors, including results of operations, capital requirements, and general business conditions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the other sections contained herein, including the risk factors and the consolidated financial statements and the related exhibits contained herein. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this prospectus as well as other matters over which we have no control. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth in this prospectus. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Company Overview

Founded in 1987, Aspen’s mission is to offer any motivated college-worthy student the opportunity to receive a high quality, responsibly priced distance-learning education for the purpose of achieving sustainable economic and social benefits for themselves and their families. Because we believe higher education should be a catalyst to our students’ long-term economic success, we exert financial prudence by offering affordable tuition that is one of the greatest values in online higher education. On March 20, 2014, Aspen University unveiled a monthly payment plan aimed at reversing the college-debt sentence plaguing working-class Americans. The monthly payment plan offers bachelor students the opportunity to pay $250/month for 60 months ($15,000) and master/doctoral students the opportunity to pay $325/month for 36 months ($11,700), thereby giving students the ability to earn a degree debt free. In the five months since the announcement, already 26% of courses are now paid through monthly payment methods.

One of the key differences between Aspen and other publicly-traded, exclusively online, for-profit universities is an emphasis on post-graduate degree programs (master or doctorate). As of July 31, 2014, 2,624 students were enrolled as full-time degree-seeking students with 2,275 of those students or 87% in a master or doctoral graduate degree program.

Student Population

Aspen’s full-time degree-seeking student body increased by 30% during the quarter ended July 31, 2014, from 2,016 to 2,624 students. In addition, 1,092 students are engaged in part-time programs, such as continuing education courses and certificate level programs.

Our most popular school is our School of Nursing. Aspen’s School of Nursing has grown from 5% of our full-time, degree-seeking student body at year-end 2011, to 35% of our full-time, degree-seeking student body at July 31, 2014. Aspen’s School of Nursing grew from 467 to 920 students year-over-year, which represented 75% of Aspen’s full-time degree-seeking student body growth.

Results of Operations

For the Three Months Ended July 31, 2014 Compared with the Three Months Ended July 31, 2013

Revenue

Revenue from continuing operations for the quarter ended July 31, 2014 or the 2014 Quarter increased to $1,169,860 from $901,199 for the three months ended July 31, 2013 or the 2013 Quarter, an increase of 30%. The increase is primarily attributable to the growth in Aspen’s School of Nursing student enrollments, as well as the 27% increase in new class starts and the 11% increase in average tuition rates from the comparable prior year period. Of particular note, revenues from Aspen’s Nursing degree program increased to $395,075 during the quarter ended July 31, 2014 from $231,980 during the quarter ended July 31, 2013, an increase of 70%.

Our revenues for the quarter ended July 31, 2013 were impacted by the 2011 (and previous years) pre-payment tuition plan, or the Legacy Tuition Plan, which was discontinued on July 15, 2011. The Legacy Tuition Plan had students pre-paying tuition for a degree program’s first four courses ($675/course) and a steeply discounted tuition rate for the program’s eight course balance ($112.50/course). Specifically, the Legacy Tuition Plan produced immediate cash flow, but unsustainably low gross profit margins over the length of the degree program. As of July 31, 2014, 488 of our full-time degree-seeking students were still enrolled under the Legacy Tuition Plan. However the contribution from Legacy Tuition Plan students to overall Aspen revenue and profits has diminished steadily as the population of full-time degree-seeking students paying regular tuition rates increased to 81% of the population and the population of Legacy Tuition Plan students fell to 19%. In fact, Legacy Tuition Plan students’ contribution to financial results was immaterial for the quarter ended July 31, 2014.

Cost of Revenues (exclusive of amortization)

The Company’s cost of revenues consist of instructional costs and services and marketing and promotional costs.

Instructional Costs and Services

Instructional costs and services for the 2014 Quarter rose to $269,833 from $162,670 for the 2013 Quarter, an increase of $107,163 or 66%. As student enrollment levels increase, instructional costs and services should rise proportionately. However, as Aspen increases its full-time degree-seeking student enrollments and related class starts, the higher gross margins associated with such students should lead to the growth rate in instructional costs and services to significantly lag that of overall revenues growth.

Marketing and Promotional

Marketing and promotional costs for the 2014 Quarter were $179,265 compared to $293,089 for the 2013 Quarter, a decrease of $113,824 or 39%. This decrease reflects significant marketing efficiencies gained, specifically the fact that enrollment costs have dropped to $557 from $920 year-over-year. With the cash from our recently completed offering, we expect that beginning in November 2014, internet advertising expenses will increase by at least $50,000 per month and sales expenses will increase by at least $60,000 per month.

GAAP Gross Profit rose to 52% of revenues or $604,572 for the 2014 Quarter from 38% of revenues or $343,049 for the 2013 Quarter. Gross Profit (exclusive of amortization) rose to 62% of revenues or $720,762 for the 2014 Quarter from 49% of revenues or $445,440 for the 2013 Quarter, a year-over-year increase of $275,322 or 62%. This 62% increase year-over-year primarily reflects the increase in new class starts and higher average tuition rates described above, as well as marketing efficiency improvements.

Costs and Expenses

General and Administrative

General and administrative costs for the 2014 Quarter were $1,200,216 compared to $1,476,767 during the 2013 Quarter, a decrease of $276,551 or 19%. The decrease is attributable to the elimination of expenses year-over-year including $25,000 of expenses related to the biennial graduation ceremony, $40,000 due to the audit related to the switch in our fiscal year to April 30, and consulting expense reduction of $125,000 compared to the 2013 Quarter. Additionally, stock compensation was $52,000 higher in the 2013 Quarter relating to the issuance of executive options.

Depreciation and Amortization

Depreciation and amortization costs for the 2014 Quarter rose to $125,607 from $109,435 for the 2013 Quarter, an increase of $16,172 or 15%. The increase is primarily attributable to higher levels of capitalized technology costs as Aspen prepares to launch a new academic learning system, Desire2Learn.

Interest Income (Expense)

Interest income for the 2014 Quarter increased to $1,671 from $289 in the 2013 Quarter, an increase of $1,382 or 478%. Interest expense increased from $16,160 to $260,871, an increase of $244,711 or 1,514%. The increase is due to the monthly interest expense of $13,333, primarily resulting from the amortization of the original issue discount and the amortization of debt issuance costs, all associated with the then outstanding Debenture.

Income Taxes

Income taxes expense (benefit) for the 2014 Quarter and 2013 Quarter was $0 as Aspen Group experienced operating losses in both periods. As management made a full valuation allowance against the deferred tax assets stemming from these losses, there was no tax benefit recorded in the statement of operations in both periods.

Net Loss

Net loss for the 2014 Quarter was ($864,261) as compared to ($1,134,370) for the 2013 Quarter, a decrease in the loss of $270,109 or approximately 24%.  Contributing to this lower loss was the increase in revenues in the 2014 Quarter, lower marketing costs, lower payroll and lower consulting expenses. Included in these numbers are the Discontinued Operations results.

Discontinued Operations

As of August 4, 2013, Aspen Group discontinued business activities related to its agreement with CLS. See Note 1 of the unaudited consolidated financial statements contained herein. The following table details the results of the discontinued operations for the three months ended July 31, 2014 and 2013:

	For the Three Months Ended
	July 31,
	2014	2013

Revenues	$—	$222,625

Costs and expenses:
Instructional costs and services	—	200,362
Total costs and expenses	—	200,362

Income (loss) from discontinued operations, net of income taxes	$—	$22,263

Non-GAAP – Financial Measures

The following discussion and analysis includes both financial measures in accordance with Generally Accepted Accounting Principles, or GAAP, as well as non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. Non-GAAP financial measures should be viewed as supplemental to, and should not be considered as alternatives to net income, operating income, and cash flow from operating activities, liquidity or any other financial measures. They may not be indicative of the historical operating results of Aspen Group nor are they intended to be predictive of potential future results. Investors should not consider non-GAAP financial measures in isolation or as substitutes for performance measures calculated in accordance with GAAP.

Our management uses and relies on Adjusted EBITDA and Gross Profit (exclusive of depreciation and amortization), which are non-GAAP financial measures. We believe that both management and shareholders benefit from referring to the following non-GAAP financial measures in planning, forecasting and analyzing future periods. Our management uses these non-GAAP financial measures in evaluating its financial and operational decision making and as a means to evaluate period-to-period comparison. Our management recognizes that the non-GAAP financial measures have inherent limitations because of the described excluded items.

Aspen Group defines Adjusted EBITDA as earnings (or loss) from continuing operations before interest expense, income taxes, depreciation and amortization, amortization of stock-based compensation and the additional items in the table below. Adjusted EBITDA is an important measure of our operating performance because it allows management, investors and analysts to evaluate and assess our core operating results from period-to-period after removing the impact of items of a non-operational nature that affect comparability.

We have included a reconciliation of our non-GAAP financial measures to the most comparable financial measure calculated in accordance with GAAP. We believe that providing the non-GAAP financial measures, together with the reconciliation to GAAP, helps investors make comparisons between Aspen Group and other companies. In making any comparisons to other companies, investors need to be aware that companies use different non-GAAP measures to evaluate their financial performance. Investors should pay close attention to the specific definition being used and to the reconciliation between such measure and the corresponding GAAP measure provided by each company under applicable SEC rules.

The following table presents a reconciliation of Adjusted EBITDA to Net loss allocable to common shareholders, a GAAP financial measure:

Note that the Adjusted EBITDA loss declined by 69% in the 2014 quarter as compared to the 2013 quarter, and declined 32% sequentially from $(374,720) to $(253,720).

	Three Months Ended
	07/31/2014	4/30/2014	7/31/2013
Net loss allocable to common shareholders	$(864,261)	$(1,122,763)	$(1,134,370)
Interest Expense, net of interest income	78,417	86,287	15,871
Bad Debt Expense	105,511	5,895	13,837
Depreciation & Amortization	125,608	123,762	109,435
Amortization of Prepaid Services	—	—	25,060
Amortization of Debt Issue Costs	56,440	54,599	—
Amortization of Debt Discount	124,343	120,289	—
Stock-based compensation	97,203	212,489	149,356
Non-recurring charges	23,019	144,722	—
Adjusted EBITDA (Loss)	$(253,720)	$(374,720)	$(820,811)

The following table presents a reconciliation of Gross Profit (exclusive of amortization), a non-GAAP financial measure, to gross profit calculated in accordance with GAAP:

	For the
	Three Months Ended July 31,
	2014	2013

Revenues	$1,169,860	$901,199

Costs of revenues (exclusive of amortization shown separately)	449,098	455,759

Gross profit (exclusive of amortization)	720,762	445,440

Amortization expenses excluded from cost of revenues	116,190	102,391

GAAP gross profit	$604,572	$343,049

GAAP gross profit increased to 52% of revenues or $604,572 for the 2014 Period compared to 38% or $343,049 for the 2013 Period. Gross Profit (exclusive of amortization) for the 2014 Quarter increased to 62% of revenues or $720,762 compared to 49% for the 2013 Quarter or $445,440.

Note:  Because Aspen Group changed its fiscal year from December 31st to April 30th effective April 30, 2013, the comparisons which follow are for the fiscal year ended April 30, 2104 to the calendar year ended December 31, 2012.

For the Year Ended April 30, 2014 Compared with Year Ended December 31, 2012

Revenue

Revenue for the year ended April 30, 2014 increased to $3,981,722 from $2,684,931 for the year ended December 31, 2012, an increase of 48%. The increase is primarily attributable to the growth in revenues from Aspen’s Nursing degree programs which increased to $1,433,972 from $409,938, an increase of 350%.

Our fiscal year 2014 and calendar year 2012 revenues were impacted by the 2010 (and previous years) pre-payment tuition plan, or the Legacy Tuition Plan, which was discontinued on July 15, 2011. The Legacy Tuition Plan had students paying full-rate tuition for a degree program’s first four courses ($675/course) and a steeply discounted tuition rate for the program’s eight course balance ($112.50/course). Specifically, the Plan produced immediate cash flow, but unsustainably low gross profit margins over the length of the degree program. At April 30, 2014, 19% of our class starts on average were from students on the Legacy Tuition Plan. However, those Legacy Tuition Plan students only represented approximately 5% of Aspen’s full-time degree-seeking revenues for the fiscal year ended April 30, 2014. During fiscal year 2015, the number of old Legacy Tuition Plan students will cease to be material.

Cost of Revenues

Aspen Group’s cost of revenues consists of instructional costs and services and marketing and promotional costs which were previously reported separately.

Instructional Costs and Services

Instructional costs and services for the year ended April 30, 2014, was $836,274, an increase of 13% or $97,663, from the December 31, 2012 amount of $738,611. The increase is primarily attributable to increased enrollment. As student enrollment levels increase, instructional costs and services should rise commensurately. However, as Aspen increases its full-time degree-seeking student enrollments, the higher gross margins associated with such students should lead to the growth rate in instructional costs and services to lag that of overall revenues.

Marketing and Promotional

Marketing and promotional costs for the year ended April 30, 2014 decreased to $1,023,490, from $1,330,201, for the year ended December 31, 2012, a decrease of 23% or $306,711. This decrease reflects more efficient use of internet advertising and higher conversion rates. With the cash from our recently completed offering, we expect that beginning in November 2014 internet advertising expenses will increase by approximately $50,000 per month and sales expenses will increase by $60,000 per month.

Gross Profit (exclusive of depreciation or amortization) of Aspen operations rose to $2,121,958 or 53%, for the year ended April 30, 2014, from $616,119 or 23%, for the year ended December 31, 2012.This increase reflects the decrease in influence of the lower tuition paid by the students under the Legacy Tuition Plan and our more efficient marketing programs.

Costs and Expenses

General and Administrative

General and administrative costs for the year ended April 30, 2014, increased to $6,300,229, from $5,508,507 for the year ended December 31, 2012, an increase of 14% or $791,722. This increase reflects a $300,000 increase in stock compensation expense, $200,000 in additional expenses relating to a Title IV program review, $156,000 in warrant expense and $90,000 in legal fees associated with the Spada lawsuit.

Receivable Collateral Valuation Reserve

Due to a change in the estimated value of the collateral supporting the Account Receivable, secured – related party from $1.00/share to $0.35/share based on the financing by Aspen Group that closed September 28, 2012, a non-cash valuation reserve expense of $502,315 was recorded for the year ended December 31, 2012. An additional expense of $123,647 was recognized during the year ended April 30, 2014, for a decrease in the stock price from $0.35 to $0.19.

Depreciation and Amortization

Depreciation and amortization costs for the year ended April 30, 2014, increased by $76,829 to $474,752, from $397,923 for the year ended December 31, 2012, an increase of 19%. The increase is primarily attributable to higher levels of capitalized technology costs as Aspen continues the infrastructure build-out initiated in 2011.

Other Income (Expense)

Other expense for the year ended April 30, 2014, increased to $658,341, from $354,418 for the year ended December 31, 2012, an increase of $303,923 or 86%. The increase is primarily attributable to interest expense related to the debentures payable during the period including the related amortization of debt issue costs and the debt discount. In addition, interest expense for the year ended April 30, 2014 included approximately $60,000 in interest paid to the loan from our CEO.

Income Taxes

Income taxes expense (benefit) for the year ended April 30, 2014 and for the year ended December 31, 2012 were $0 as Aspen Group experienced operating losses in both periods. As management made a full valuation allowance against the deferred tax assets stemming from these losses, there was no tax benefit recorded in the statement of operations in both periods.

Net Loss

Net loss allocable to common shareholders for the year ended April 30, 2014, decreased to ($5,350,348) from ($6,048,113) for the year ended December 31, 2012, a decrease of 11%. The decrease is primarily attributable to higher gross profits and management’s efforts to contain costs at all levels. The losses were also higher in 2012 due to the Reverse Merger and the costs of becoming a publicly-traded company.

Discontinued Operations

As of March 31, 2013, Aspen Group discontinued business activities related to its agreement with CLS 123, LLC, or CLS. See Note 1 of the consolidated financial statements contained herein. The following table details the results of the discontinued operations for the years ended April 30, 2014, and December 31, 2012:

	For the year	For the year
	ended	ended
	April 30,	December 31,
	2014	2012

Revenues	$549,125	$2,332,283

Costs and expenses:
Instructional costs and services	494,213	2,026,928
General and administrative	(29,751)	169,045
Total costs and expenses	464,462	2,195,973

Income (loss) from discontinued operations, net of income taxes	$84,663	$136,310

For the Four Months Ended April 30, 2013 Compared with the Four Months Ended April 30, 2012

Revenue

Revenue from continuing operations for the four months ended April 30, 2013, which we refer to as the 2013 Transition Period increased to $1,229,096 from $745,656 for the four months ended April 30, 2012, or the 2012 Transition Period, an increase of 65%. The increase is primarily attributable to the growth in Aspen student enrollments and the increase in average tuition rates from approximately $500 to $700 for the comparable periods. Of particular note, revenues from Aspen’s Nursing degree program increased to $287,902 during the 2013 Transition Period from $107,640 during the 2012 Transition Period, an increase of 167%.

Our 2013 Transition Period and 2012 Transition Period revenues were impacted by the 2011 (and previous years) pre-payment tuition plan, or the Legacy Tuition Plan, which was discontinued on July 15, 2011. The Legacy Tuition Plan had students pre-paying tuition for a degree program’s first four courses ($675/course) and a steeply discounted tuition rate for the program’s eight course balance ($112.50/course). Specifically, the Legacy Tuition Plan produced immediate cash flow, but unsustainably low gross profit margins over the length of the degree program. As of April 30, 2013, 709 of our full-time degree-seeking students were still enrolled under the Legacy Tuition Plan. However the contribution from Legacy Tuition Plan students to overall Aspen revenue and profits diminished steadily over the course of the past 12 months as the population of full-time degree-seeking students paying regular tuition rates increased to 68% of the population and the population of Legacy Tuition Plan students fell to 32%. Accordingly, much as 2012 was affected negatively by the lingering impact of the Legacy Tuition Plan, future revenue should demonstrate a dramatically diminished effect from the Legacy Tuition Plan and a much greater contribution from the growing number of regular rate students. In fact, Aspen Group expects Legacy Tuition Plan students’ contribution to financial results to be immaterial for fiscal year 2015.

Cost of Revenues (exclusive of depreciation and amortization)

Aspen Group’s cost of revenues consists of instructional costs and services and marketing and promotional costs which were previously reported separately.

Instructional Costs and Services

Instructional costs and services for the 2013 Transition Period rose to $345,727 from $266,682 for the 2012 Transition Period, an increase of $79,045 or 30%. The increase is primarily attributable to higher faculty cost due to the increase in overall student course completions. As student enrollment levels increase, instructional costs and services should rise proportionately. However, as Aspen increases its full-time degree-seeking student enrollments, the higher gross margins associated with such students should lead to the growth rate in instructional costs and services to significantly lag that of overall revenues growth.

Marketing and Promotional

Marketing and promotional costs for the 2013 Transition Period was $404,203 compared to $598,728 for the 2012 Transition Period, a decrease of $194,525 or 32%. These expenses are primarily attributable to marketing efficiency – specifically Aspen’s cost per exclusive lead has decreased by 33% year-over-year for the Transition Period, from an average cost per exclusive lead of $78.27 for the 2012 Transition Period to $58.66 for the 2013 Transition Period. Moreover, Aspen’s vertically-integrated strategy of proprietary lead generation marketing has effectively allowed Aspen Group to drop the marketing spend by 32% year-over-year, while achieving 63% more new full-time, degree-seeking enrollments year-over-year.

Costs and Expenses

General and Administrative

General and administrative costs for the 2013 Transition Period were $1,670,812 compared to $2,123,685 during the 2012 Transition Period, a decrease of $452,873 or 21%. The decrease is comprised of two major components – payroll costs and professional fees. Payroll costs decreased by approximately $225,000 and professional fees decreased by approximately $276,000 primarily related to legal and accounting fees. Included in the 2012 amounts were professional fees associated with the reverse merger regulatory filings with the DOE and the DETC, post-reverse merger regulatory filings with the DOE, the filing of the Super 8-K and activities for Aspen’s capital raising activities. Professional fees declined during the 2013 Transition Period, particularly as a result of a reduction of these one-time costs and Aspen Group’s auditors agreeing to a flat-fee arrangement. Stock based compensation included in general and administration expense increased by $72,457 or 89% as a result of the implementation of, and stock option grants under, the 2012 Equity Incentive Plan.

Depreciation and Amortization

Depreciation and amortization costs for the 2013 Transition Period rose to $159,269 from $121,812 for the 2012 Transition Period, an increase of 31%. The increase is primarily attributable to higher levels of capitalized technology costs as Aspen continues the infrastructure build-out initiated in 2011.

Other Income (Expense)

Other income for the 2013 Transition Period increased to $59,860 from $3,617 in the 2012 Transition Period, an increase of $56,243. The increase is primarily attributable to a tax credit received in Canada related to our technology infrastructure build out.

Income Taxes

Income taxes expense (benefit) for the 2013 and 2012 Transition Periods was $0 as Aspen Group experienced operating losses in both periods. As management made a full valuation allowance against the deferred tax assets stemming from these losses, there was no tax benefit recorded in the statement of operations in both periods.

Net Loss

Net loss allocable to common stockholders for the 2013 Transition Period was ($1,402,982) as compared to ($2,213,119) for the 2012 Transition Period, a decrease of $810,138 or approximately 58%. The decrease is primarily attributable to the absence of the one-time costs in general and administrative cost and the gross profit improvements discussed above.

Discontinued Operations

As of March 31, 2013, Aspen Group discontinued business activities related to its agreement with CLS. See Note 1 of the consolidated financial statements contained herein. The following table details the results of the discontinued operations for the 2013 Transition Period and 2012 Transition Period:

	For the Four Months
	Ended April 30,
	2013	2012

Revenues	$140,732	$1,077,875

Costs and expenses:
Cost of revenue	126,659	929,362
General and Administrative	126,000	—
Total costs and expenses	252,659	929,362

Income (loss) from discontinued operations, net of income taxes	$(111,927)	$148,513

Non-GAAP – Financial Measures

The following table presents a reconciliation of Adjusted EBITDA to Net loss allocable to common shareholders, a GAAP financial measure:

	For the year	For the year
	ended	ended	For the
	April 30,	December 31,	Four Months Ended April 30,
	2014	2012	2013	2012
Net loss allocable to common shareholders	$(5,350,348)	$(6,048,113)	$(1,402,982)	$(2,213,119)
Accretion of preferred dividends	—	37,379	—	37,379
Interest Expense, net of interest income	230,931	93,824	6,407	2,261
Bad Debt Expense	154,732	302,952	37,000	32,955
Depreciation & Amortization	474,752	397,923	159,269	121,812
Receivable collateral valuation reserve	123,647	502,315	—	—
Amortization of prepaid services	285,084	113,000	—	—
Amortization of debt issue costs	131,657	266,473	—	—
Amortization of debt discount	294,640	—	—	—
Warrant conversion exercise expense	156,952	—	—	—
Non-recurring charges	504,973	—	—	—
Stock-based compensation	608,429	347,657	154,062	81,605
Adjusted EBITDA (Loss)	$(2,384,551)	$(3,986,590)	$(1,046,244)	$(1,937,107)

The following table presents a reconciliation of Gross Profit (exclusive of depreciation and amortization), a non-GAAP financial measure, to gross profit calculated in accordance with GAAP:

	For the year	For the year
	ended	ended	For the
	April 30,	December 31,	Four Months Ended April 30,
	2014	2012	2013	2012
				(Unaudited)
Revenues	$3,981,722	$2,684,931	$1,229,096	$745,656

Costs of revenues (exclusive of depreciation and amortization shown separately)	1,859,764	2,068,812	749,930	865,408

Gross profit (exclusive of depreciation and amortization)	2,121,958	616,119	479,166	(119,752)
	53%	23%	39%	-16%
Amortization expenses excluded from cost of revenues	439,937	368,014	145,331	112,286

GAAP gross profit	$1,682,021	$248,105	$333,835	$(232,038)
	42%	9%	27%	-31%

For the year ended April 30, 2014, the Gross Profit (exclusive of depreciation and amortization) was $2,122,008 or 53% vs. a gross profit of $616,119 or 23% for the year ended December 31, 2012, an increase of $1,505,889 or a margin increase of 30%. The increase in Gross Profit (exclusive of depreciation and amortization) and gross margin percentage is primarily the result of the growth in tuition revenues and the increase in average tuition rates, coupled with the efficiencies realized in lower cost per exclusive leads and higher enrollments noted above.

For the 2013 Transition Period, the Gross Profit (exclusive of depreciation and amortization) was $479,166 or 39% vs. a gross loss of $119,759 or (16)% for the comparable period in the prior year, an increase of $598,925 or a margin increase of 55%. The increase in Gross Profit (exclusive of depreciation and amortization) and gross margin percentage is primarily the result of the growth in tuition revenues and the increase in average tuition rates, coupled with the efficiencies realized in lower cost per exclusive leads and higher enrollments noted above.

Capital Resources and Liquidity

A summary of our cash flows is as follows:

			For the Year	For the Year
	For the Three Months Ended		Ended	Ended	Four Months Ended
	July 31,		April 30,	December 31,	April 30,
	2014	2013	2014	2012	2013	2012
	(unaudited)
Net cash used in operating activities	$(385,707)	$(105,022)	$(3,664,964)	$(4,522,710)	$(918,941)	$(1,132,264)
Net cash used in investing activities	(151,619)	$(1,013,268)	(995,652)	(619,801)	(166,395)	(59,511)
Net cash provided by financing activities	1,706,353	947,242	4,114,283	4,901,548	1,041,540	938,765
Net cash provided by discontinued operations	0	87,075	68,731	51,599	191,540	78,398
Net increase (decrease) in cash and cash equivalents	$1,169,027	$(83,973)	$(477,602)	$(189,364)	$147,744	$(174,612)

Net Cash Used in Operating Activities

Net cash used in operating activities during the three months ended July 31, 2014 totaled ($385,707) and resulted primarily from a net loss from continuing operations of ($864,261) offset by non-cash items of $509,105, of which the $125,608 in depreciation and amortization, $124,343 of amortization of debt discount and $105,511 of bad debt expense were the most significant, and a net change in operating assets and liabilities of $(30,550), of which the $(127,344) decrease in accounts receivable was the most significant.

Net cash used in operating activities during the three months ended July 31, 2013 totaled ($1,013,268) and resulted primarily from a net loss from continuing operations of $(1,134,370) offset by non-cash items of $297,688 and a net change in operating assets and liabilities of $(154,325).

Net cash used in operating activities during the year ended April 30, 2014 totaled ($3,664,964) and resulted primarily from a net loss from continuing operations of ($5,435,011) offset by non-cash items of $2,229,893 and a net change in operating assets and liabilities of ($459,847). Net cash used in operating activities include non-recurring expenses of $504,973 which are comprised of primarily professional fees related to activities discussed previously (see General & Administrative Expense above).

Net cash used in operating activities during the year ended December 31, 2012 totaled ($4,522,710) and resulted primarily from a net loss from continuing operations of ($6,147,044) offset by non-cash items of $1,796,910 and a net change in operating assets and liabilities of ($172,576). Net cash used in operating activities include non-recurring expenses of $702,093 which are comprised of professional fees related to activities discussed previously (see General & Administrative Expense above).

Net cash used in operating activities during the 2013 Transition Period totaled ($918,914) and resulted primarily from a net loss of ($1,402,982) offset by non-cash items of $350,331, of which the $159,269 in Depreciation and Amortization and $154,062 in Stock based compensation were the most significant, and a net change in operating assets and liabilities of $918,941, of which the $288,117, increase in accounts receivable was the most significant.

Net cash used in operating activities during the 2012 Transition Period totaled ($1,132,264) and resulted primarily from a net loss of ($2,213,119) offset by non-cash items of $236,372 and a net change in operating assets and liabilities of $957,361.

Net Cash Used in Investing Activities

Net cash used in investing activities during the three months ended July 31, 2014 totaled ($151,619) and resulted primarily from capitalized technology expenditures.

Net cash used in investing activities during the three months ended July 31, 2013 totaled ($105,022), resulting primarily from capitalized technology expenditures and increase in restricted cash.

Net cash used in investing activities during the year ended April 30, 2014 totaled ($995,652) and resulted primarily from capitalized technology and courseware expenditures of ($392,527) and a net increase of restricted cash of ($603,125).

Net cash used in investing activities during the year ended December 31, 2012 totaled ($619,801) and resulted primarily from capitalized technology and courseware expenditures of ($505,146) and a net increase of restricted cash of ($264,992), offset by officer loan repayments received of $150,000.

Net cash used in investing activities during the 2013 Transition Period totaled ($166,395) and resulted primarily from capitalized technology expenditures.

Net cash used in investing activities during the 2012 Transition Period totaled ($59,511), resulting primarily from capitalized technology expenditures of ($200,933), offset by officer loan repayments received of $150,000.

Net Cash Provided By Financing Activities

Net cash provided by financing activities during the three months ended July 31, 2014 totaled $1,706,353 which resulted primarily from proceeds from the issuance of common shares.

Net cash provided by financing activities during the three months ended July 31, 2013 totaled $947,242 which resulted primarily from the receipt of a $1,000,000 loan from the CEO.

Net cash provided by financing activities during the year ended April 30, 2014 totaled $4,114,283 which resulted primarily from proceeds from the net issuance of debt and equity securities and warrants of $3,389,299 offset by issuance costs of ($48,240), proceeds from a warrant exercise of $804,049, a debt repayment of ($25,000) and a reduction of a line of credit of ($5,824).

Net cash provided by financing activities during the year ended December 31, 2012 totaled $4,901,548 which resulted primarily from proceeds from the net issuance of debt and equity securities and warrants of $5,370,021 offset by issuance costs of ($266,473) and the repurchase of treasury shares of ($202,000).

Net cash provided by financing activities during the 2013 Transition Period totaled $1,041,540 which resulted primarily from the issuance of common shares and warrants.

Net cash provided by financing activities during the 2012 Transition Period totaled $938,765 and resulted primarily from proceeds from the issuance of convertible notes.

Historical Financings

Historically, our primary source of liquidity is cash receipts from tuition and the issuances of debt and equity securities. The primary uses of cash are payroll related expenses, professional expenses and instructional and marketing expenses.

On July 1, 2013, Mr. Michael Mathews, our Chief Executive Officer, loaned Aspen Group $1 million and was issued a $1 million promissory note. The promissory note bears 10% interest per annum, payable monthly in arrears. Mr. Mathews also holds two $300,000 convertible notes, one of which is convertible at $0.35 per share and the other at $1.00 per share. These Notes held by Mr. Mathews were recently extended to January 1, 2016. Additionally, $200,000 in notes convertible at $0.19 per share are due in December 2014.

In September 2013, the Company sold the Debenture and 6,736,842 five-year warrants (exercisable at $0.3325) in a private placement offering to an institutional investor. The Company received proceeds of approximately $1.7 from this offering.

On January 15, 2014, a warrant exercise offering was completed whereby 4,231,840 warrants were exercised at an exercise price of $0.19 per warrant.  The total proceeds received were $804,049 and since the exercise price was discounted from the stated prices of either $0.50 or $0.3325, therefore a warrant conversion exercise expense of $156,952 was recorded.  This expense was calculated by comparing the value of the warrants before and after the reduced price.

Related to this, additional 5,178,947 new warrants were issued at $0.19 per warrant as part of a price protection agreement with two investors.

On March 10, 2014, several members of the Board of Directors invested $600,000 in exchange for 3,157,895 shares of common stock and 3,157,895 warrants at $0.19 per share.

On July 29, 2014, in the first part of a two part private placement offering, seven accredited investors, including our CFO, paid a total of $1,631,500 in exchange for 10,525,809 shares of common stock and 5,262,907 five-year warrants exercisable at $0.19 per share. Aspen reimbursed expenses in total of $75,000 related to this offering. As a result of this private placement, on July 31, 2014, Aspen issued 3,473,259 shares of common stock to prior investors who had price protection on their investments, issued 2,662,139 warrants to a prior investor who had price protection on their investment and reduced the exercise and conversion price on 14,451,613 outstanding warrants and its outstanding Debenture to $0.155.

On September 4, 2014, Aspen raised $3,766,325 from the sale of 24,298,877 shares of common stock and 12,149,439 five-year warrants exercisable at $0.19 per share in the second part of a two part private placement offering to 15 accredited investors. In connection with the offering, Aspen agreed to register the shares of common stock and the shares of common stock underlying the warrants. The net proceeds to Aspen were approximately $3.7 million. With the proceeds from this offering, we pre-paid the full principal owed and interest due under the Debenture (described above).

Liquidity and Capital Resource Considerations

At September 23, 2014, Aspen had a cash balance of approximately $3.4 million (which includes $918,225 of restricted cash). In September 2014, the Company completed the second closing of its equity financing of $3,766,325. With the additional cash raised in the financing, the growth in the company revenues and improving operating margins, the Company believes that it has sufficient cash to allow the Company to implement its long-term business plan.

Our cash balances are kept liquid to support our growing infrastructure needs. The majority of our cash is concentrated in large financial institutions.

Critical Accounting Policies and Estimates

In response to financial reporting release FR-60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies, from the SEC, we have selected our more subjective accounting estimation processes for purposes of explaining the methodology used in calculating the estimate, in addition to the inherent uncertainties pertaining to the estimate and the possible effects on the our financial condition. The accounting estimates are discussed below and involve certain assumptions that, if incorrect, could have a material adverse impact on our results of operations and financial condition.

Revenue Recognition and Deferred Revenue

Revenue consisting primarily of tuition and fees derived from courses taught by Aspen online as well as from related educational resources that Aspen provides to its students, such as access to our online materials and learning management system. Tuition revenue is recognized pro-rata over the applicable period of instruction. Aspen maintains an institutional tuition refund policy, which provides for all or a portion of tuition to be refunded if a student withdraws during stated refund periods. Certain states in which students reside impose separate, mandatory refund policies, which override Aspen’s policy to the extent in conflict. If a student withdraws at a time when a portion or none of the tuition is refundable, then in accordance with its revenue recognition policy, Aspen recognizes as revenue the tuition that was not refunded. Since Aspen recognizes revenue pro-rata over the term of the course and because, under its institutional refund policy, the amount subject to refund is never greater than the amount of the revenue that has been deferred, under Aspen’s accounting policies revenue is not recognized with respect to amounts that could potentially be refunded. Aspen’s educational programs have starting and ending dates that differ from its fiscal quarters. Therefore, at the end of each fiscal quarter, a portion of revenue from these programs is not yet earned and is therefore deferred. Aspen also charges students annual fees for library, technology and other services, which are recognized over the related service period. Deferred revenue represents the amount of tuition, fees, and other student payments received in excess of the portion recognized as revenue and it is included in current liabilities in the accompanying consolidated balance sheets. Other revenue may be recognized as sales occur or services are performed.

Revenue Recognition and Deferred Revenue – Discontinued Operations

Aspen entered into certain revenue sharing arrangements with consultants whereby the consultants developed course content primarily for technology related courses, recommend, but not select, faculty, lease equipment on behalf of Aspen for instructional purposes for the on-site laboratory portion of distance learning courses and make introductions to corporate and government sponsoring organizations who provide students for the courses. Aspen has evaluated ASC 605-45 "Principal Agent Considerations" and determined that there are more indicators than not that Aspen is the primary obligor in the arrangements since Aspen establishes the tuition, interfaces with the student or sponsoring organization, selects the faculty, is responsible for delivering the course, is responsible for issuing any degrees or certificates, and is responsible for collecting the tuition and fees. The gross tuition and fees are included in revenue while the revenue sharing payments are included in instructional costs and services, an operating expense. As a result of presenting this component as discontinued operations, the revenue is now included in income from discontinued operations for all periods presented.

Accounts Receivable and Allowance for Doubtful Accounts Receivable

All students are required to select both a primary and secondary payment option with respect to amounts due to Aspen for tuition, fees and other expenses. The most common payment option for Aspen’s students is personal funds or payment made on their behalf by an employer. In instances where a student selects financial aid as the primary payment option, he or she often selects personal cash as the secondary option. If a student who has selected financial aid as his or her primary payment option withdraws prior to the end of a course but after the date that Aspen’s institutional refund period has expired, the student will have incurred the obligation to pay the full cost of the course. If the withdrawal occurs before the date at which the student has earned 100% of his or her financial aid, Aspen will have to return all or a portion of the Title IV funds to the DOE and the student will owe Aspen all amounts incurred that are in excess of the amount of financial aid that the student earned and that Aspen is entitled to retain. In this case, Aspen must collect the receivable using the student’s second payment option.

For accounts receivable from students, Aspen records an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of its students to make required payments, which includes the recovery of financial aid funds advanced to a student for amounts in excess of the student’s cost of tuition and related fees. Aspen determines the adequacy of its allowance for doubtful accounts using a general reserve method based on an analysis of its historical bad debt experience, current economic trends, and the aging of the accounts receivable and student status. Aspen applies reserves to its receivables based upon an estimate of the risk presented by the age of the receivables and student status. Aspen writes off accounts receivable balances at the time the balances are deemed uncollectible. Aspen continues to reflect accounts receivable with an offsetting allowance as long as management believes there is a reasonable possibility of collection.

For accounts receivable from primary payors other than students, Aspen estimates its allowance for doubtful accounts by evaluating specific accounts where information indicates the customers may have an inability to meet financial obligations, such as bankruptcy proceedings and receivable amounts outstanding for an extended period beyond contractual terms. In these cases, Aspen uses assumptions and judgment, based on the best available facts and circumstances, to record a specific allowance for those customers against amounts due to reduce the receivable to the amount expected to be collected. These specific allowances are re-evaluated and adjusted as additional information is received. The amounts calculated are analyzed to determine the total amount of the allowance. Aspen may also record a general allowance as necessary.

Direct write-offs are taken in the period when Aspen has exhausted its efforts to collect overdue and unpaid receivables or otherwise evaluate other circumstances that indicate that Aspen should abandon such efforts.

Related Party Transactions

At January 31, 2014, we included as a long term asset an account receivable of $146,831 net of an allowance of $625,962 from Aspen’s former Chairman. Although it is secured by stock pledges, there is a risk that we may not collect all or any of this amount. The former Chairman actually owes $772,793 on this related party receivable, although we carry it at a reduced amount on our balance sheet for accounting purposes.

See Note 10 to our July 31, 2014 unaudited consolidated financial statements included herein for additional description of related party transactions that had a material effect on our consolidated financial statements.

Off Balance Sheet Arrangements

We do not engage in any activities involving variable interest entities or off-balance sheet arrangements.

New Accounting Pronouncements

See Note 2 to our July 31, 2014 unaudited consolidated financial statements included herein for discussion of recent accounting pronouncements.

Off Balance Sheet Arrangements

We do not engage in any activities involving variable interest entities or off-balance sheet arrangements.

BUSINESS

Aspen Group, Inc. owns 100% of Aspen University Inc. All references to “we,” “our” and “us” refer to Aspen Group, unless the context otherwise indicates. In referring to academic matters, these words refer solely to Aspen University Inc.

Change in Fiscal Year

On April 25, 2013, Aspen Group changed its fiscal year to end each year on April 30th.

Description of Business

Aspen is dedicated to offering any motivated college-worthy student the opportunity to receive a high quality, responsibly priced distance-learning education for the purpose of achieving sustainable economic and social benefits for themselves and their families. Aspen is dedicated to providing the highest quality education experiences taught by top-tier professors - 61% of our adjunct professors hold doctorate degrees.

Because we believe higher education should be a catalyst to our students’ long-term economic success, we exert financial prudence by offering affordable tuition that is one of the greatest values in online higher education. On March 20, 2014, Aspen University unveiled a monthly payment plan aimed at reversing the college-debt sentence plaguing working-class Americans. The monthly payment plan offers bachelor students the opportunity to pay $250/month for 60 months ($15,000) and master/doctoral students the opportunity to pay $325/month for 36 months ($11,700), thereby giving students the ability to earn a degree debt free. In the five months since the announcement, already 26% of courses are now paid through monthly payment methods.

One of the key differences between Aspen and other publicly-traded, exclusively online, for-profit universities is an emphasis on post-graduate degree programs (master or doctorate). As of July 31, 2014, 2,624 students were enrolled as full-time degree-seeking students with 2,275 of those students or 87% in a master or doctoral graduate degree program. In addition, 1,092 students were engaged in part-time programs, such as continuing education courses and certificate level programs.

Today, Aspen offers certificate programs and associate, bachelor, master and doctoral degree programs in a broad range of areas, including business, education, nursing, information technology, and general studies. In terms of enrollments, our most popular school is now our School of Nursing. Aspen’s School of Nursing has grown from 5% of our full-time, degree-seeking student body at year-end 2011, to 35% of our full-time, degree-seeking student body at July 31, 2014. Aspen’s School of Nursing grew from 467 to 920 students year-over-year as of July 31, 2014, which represented 75% of Aspen’s full-time degree-seeking student body growth during that 12 month period.

We are accredited by the Distance Education and Training Council or DETC. Aspen first received DETC accreditation in 1993 and most recently received re-accreditation in January 2009. Aspen is scheduled for re-accreditation review in January 2015.

Beginning in 2009, and following Aspen’s change of control in 2012, we have been provisionally certified to participate in the Title IV Higher Education Act, or HEA, programs. On January 30, 2014, the DOE notified us that we had the choice of posting a letter of credit for 25% of all Title IV funds and remain provisionally certified or post a 50% letter of credit and become permanently certified. We elected to post a 25% letter of credit and remain provisionally certified – increasing our letter of credit in April 2014 to $848,225.

In 2008, Aspen received accreditation of its Master of Science in Nursing Program with the Commission on Collegiate Nursing Education, or the CCNE. Officially recognized by the DOE, the CCNE is a nongovernmental accrediting agency, which ensures the quality and integrity of education programs in preparing effective nurses. Aspen’s Master of Science in Nursing program most recently underwent accreditation review by the CCNE in March 2011. At that time, the program’s accreditation was reaffirmed, with the accreditation term to expire December 30, 2021. We currently offer a variety of nursing degrees including: Master of Science in Nursing, Master of Science in Nursing - Nursing Education, Master of Science in Nursing – Nursing Administration and Management and Bachelor of Science in Nursing.

Aspen University announced in May, 2014 that the accreditation review by the Commission on Collegiate Nursing Education, or CCNE for its RN-to-BSN program has been completed. Aspen's RN-to-BSN program is currently in "applicant status," and Aspen expects to announce the CCNE's accreditation decision this fall.

Aspen is a Global Charter Education Provider for the Project Management Institute, or PMI, and a Registered Education Provider (R.E.P.) of the PMI. The PMI recognizes select Aspen Project Management Courses as Professional Development Units. These courses help prepare individuals to sit for the Project Management Professional, or PMP, certification examination. PMP certification is the project management profession’s most recognized and respected certification credential. Project management professionals may take the PMI approved Aspen courses to fulfill continuing education requirements for maintaining their PMP certification.

In connection with our Bachelor and Master degrees in Psychology of Addiction and Counseling, the National Association of Alcoholism and Drug Abuse Counselors, or NAADAC, has approved Aspen as an “academic education provider.” NAADAC-approved education providers offer training and education for those who are seeking to become certified, and those who want to maintain their certification, as alcohol and drug counselors. In connection with the approval process, NAADAC reviews all educational training programs for content applicability to state and national certification standards.

Competitive Strengths - We believe that we have the following competitive strengths:

Exclusively Online Education - We have designed our courses and programs specifically for online delivery, and we recruit and train faculty exclusively for online instruction. We provide students the flexibility to study and interact at times that suit their schedules. We design our online sessions and materials to be interactive, dynamic and user friendly.

Debt Minimization - We are committed to offering among the lowest tuition rates in the sector, which to date has alleviated the need for a significant majority of our students to borrow money to fund Aspen’s tuition requirements. In March 2014, we lowered our course-by-course tuition rates to $125/credit hour for all degree-seeking undergraduate programs and $325/credit hour for graduate programs. These tuition rates are designed to allow students to pay their tuition through monthly payment plans, thereby having the opportunity to earn their degree debt free.

Commitment to Academic Excellence - We are committed to continuously improving our academic programs and services, as evidenced by the level of attention and resources we apply to instruction and educational support. We are committed to achieving high course completion and graduation rates compared to competitive distance learning, for-profit schools. 61% of our adjunct faculty members hold a doctorate degree. One-on-one contact with our highly experienced faculty brings knowledge and great perspective to the learning experience. Faculty members are available by telephone and email to answer questions, discuss assignments and provide help and encouragement to our students.

Highly Scalable and Profitable Business Model - We believe our exclusively online education model, our relatively low student acquisition costs, and our variable faculty cost model will enable us to expand our operating margins. If we increase student enrollments we will be able to scale on a variable basis the number of adjunct faculty members after we reach certain enrollment metrics (not before). A single adjunct faculty member can work with as little as two students or as many as 25 over the course of an enrollment period.

“One Student at a Time” personal care - We are committed to providing our students with fast and personal individualized support. Every student is assigned an academic advisor who becomes an advocate for the student’s success. Our one-on-one approach assures contact with faculty members when a student needs it and monitoring to keep them on course. Our administrative staff is readily available to answer any questions and works with a student from initial interest through the application process and enrollment, and most importantly while the student is pursuing a degree or studies.

Admissions

In considering candidates for acceptance into any of our certificate or degree programs, we look for those who are serious about pursuing – or advancing in – a professional career, and who want to be both prepared and academically challenged in the process. We strive to maintain the highest standards of academic excellence, while maintaining a friendly learning environment designed for educational, personal and professional success. A desire to meet those standards is a prerequisite. Because our programs are designed for self-directed learners who know how to manage their time, successful students have a basic understanding of management principles and practices, as well as good writing and research skills. Admission to Aspen is based on thorough assessment of each applicant’s potential to complete successfully the program. Additionally, we require students to complete an essay as part of their admission process – as we are looking for students not only with the potential to succeed but also with the motivation to succeed.

Industry Overview

The U.S. market for postsecondary education is a large, growing market. According to a 2012 publication by the National Center for Education Statistics, or NCES, the number of postsecondary learners enrolled as of Fall 2010 in U.S. institutions that participate in Title IV programs was approximately 21 million (including both undergraduate and graduate students), up from 18.2 million in the Fall of 2007. We believe the growth in postsecondary enrollment is a result of a number of factors, including the significant and measurable personal income premium that is attributable to postsecondary education, and an increase in demand by employers for professional and skilled workers, partially offset in the near term by current economic conditions. According to the NCES, in 2010, the median earnings of young adults with a bachelor’s degree was $45,000 compared to $37,000 for those with an associate’s degree and $21,000 for those with a high school diploma.

Eduventures, Inc., an education consulting and research firm, estimates that 20% of all postsecondary students will be in fully-online programs by 2014, with perhaps another 20% taking courses online. The estimated increase in students online increased 18% in 2010. We believe that the higher growth in demand for fully-online education is largely attributable to the flexibility and convenience of this instructional format, as well as the growing recognition of its educational efficacy.

Competition

There are more than 4,200 U.S. colleges and universities serving traditional college age students and adult students. Any reference to universities herein also includes colleges. Competition is highly fragmented and varies by geography, program offerings, delivery method, ownership, quality level, and selectivity of admissions. No one institution has a significant share of the total postsecondary market. While we compete in a sense with traditional “brick and mortar” universities, our primary competitors are with online universities. Our online university competitors that are publicly traded include: Apollo Group, Inc. (Nasdaq: APOL), American Public Education, Inc. (Nasdaq: APEI), DeVry Inc. (NYSE: DV), Grand Canyon Education, Inc. (Nasdaq: LOPE), ITT Educational Services, Inc. (NYSE: ESI), Capella Education Company (Nasdaq: CPLA), Career Education Corporation (Nasdaq: CECO) and Bridgepoint Education, Inc. (NYSE: BPI). American Public Education, Inc. and Capella Education Company are wholly online while the others are not. Based upon public information, Apollo Group, which includes University of Phoenix, is the market leader with University of Phoenix having degree enrollments exceeding 241,900 students (based upon APOL’s Form 10-Q filed on May 31, 2014). As of July 31, 2014, Aspen had 3,716 students enrolled. These competitors have substantially more financial and other resources.

The primary mission of most accredited four-year universities is to serve generally full-time students and conduct research. Aspen acknowledges the differences in the educational needs between working and full-time students at “brick and mortar” schools and provides programs and services that allow our students to earn their degrees without major disruption to their personal and professional lives.

We also compete with public and private degree-granting regionally and nationally accredited universities. An increasing number of universities enroll working students in addition to the traditional 18 to 24 year-old students, and we expect that these universities will continue to modify their existing programs to serve working learners more effectively, including by offering more distance learning programs. We believe that the primary factors on which we compete are the following:

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active and relevant curriculum development that considers the needs of employers;

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the ability to provide flexible and convenient access to programs and classes;

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high-quality courses and services;

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comprehensive student support services;

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breadth of programs offered;

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the time necessary to earn a degree;

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qualified and experienced faculty;

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reputation of the institution and its programs;

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the variety of geographic locations of campuses;

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regulatory approvals;

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cost of the program;

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name recognition; and

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convenience.

Curricula

Certificates

Certificate in Information Technology with specializations in:

Information Systems Management

Java Development

Object Oriented Application Development

Web Development

Certificate in Project Management

Associates Degrees

Associate of General Studies

Associate of Applied Science Early Childhood Education

Bachelor’s Degrees

Bachelor of General Studies

Bachelor of Arts in Psychology and Addiction Counseling

Bachelor of Science in Business Administration

Bachelor of Science in Business Administration, (Completion Program)

Bachelor of Science in Criminal Justice

Bachelor of Science in Criminal Justice, (Completion Program)

Bachelor of Science in Criminal Justice with specializations in

Criminal Justice Administration

Major Crime Investigation Procedure

Major Crime Investigation Procedure, (Completion Program)

Bachelor of Science in Early Childhood Education

Bachelor of Science in Early Childhood Education, (Completion Program)

Bachelor of Science in Early Childhood Education with a specialization in

Infants and Toddlers

Infants and Toddlers, (Completion Program)

Preschool

Preschool, (Completion Program)

Bachelor of Science in Medical Management

Bachelor of Science in Nursing

Master’s Degrees

Master of Arts Psychology and Addiction Counseling

Master of Science in Criminal Justice

Master of Science in Criminal Justice with a specialization in

Forensic Sciences

Law Enforcement Management

Terrorism and Homeland Security

Master of Science in Information Management with a specialization in

Management

Project Management

Technologies

Master of Science in Information Systems with a specialization in

Enterprise Application Development

Web Development

Master of Science in Information Technology

Master of Science in Nursing with a specialization in

Administration and Management

Administration and Management, (RN to MSN Bridge Program)

Nursing Education

Nursing Education, (RN to MSN Bridge Program)

Master of Science in Physical Education and Sports Management

Master of Science in Technology and Innovation with a specialization in

Business Intelligence and Data Management

Electronic Security

Project Management

Systems Design

Technical Languages

Vendor and Change Control Management

Master in Business Administration

Master in Business Administration with specializations in

Entrepreneurship

Finance

Information Management

Pharmaceutical Marketing and Management

Project Management

Master in Education

Curriculum Development and Outcomes Assessment

Education Technology

Transformational Leadership

Doctorates

Doctorate of Science in Computer Science

Doctorate in Education Leadership and Learning

Doctorate in Education Leadership and Learning with specializations

Education Administration

Faculty Leadership

Instructional Design

Leadership and Learning

Independent online classes start on alternating Tuesday’s every month.

Sales and Marketing

Prior to Mr. Michael Mathews becoming Aspen’s Chief Executive Officer in May 2011, Aspen had conducted minimal efforts and spent immaterial sums on sales and marketing. During the second half of 2011, Mr. Mathews and his team made significant changes to our sales and marketing program and spent a significant amount of time, money and resources on our marketing program.

What is unique about Aspen’s marketing program is that we have no plans in the near future to utilize third-party online lead generation companies to attract prospective students. To our knowledge, most if not all for-profit online universities utilize multiple third-party online lead generation companies to obtain a meaningful percentage of their prospective student leads. Aspen’s executive officers have many years of expertise in the online lead generation and Internet advertising industry, which for the foreseeable future will allow Aspen to cost-effectively drive all prospective student leads internally. This is a competitive advantage for Aspen because third-party leads are typically unbranded and non-exclusive (lead generation firms typically sell prospective student leads to multiple universities), therefore the conversion rate for those leads tends to be appreciably lower than internally generated, Aspen branded, proprietary leads.

Aspen’s marketing plan for 2014 is consistent with the changes made in 2012 and 2013. In January 2012, Aspen hired an Executive Vice President of Marketing, who supervises a call center in the Phoenix-metro area which opened in August 2012. This executive has prior experience in marketing with multiple online university competitors and, more recently, an online lead generation company.

Aspen announced in September, 2014, that its cost per enrollment declined year-over-year by 39% in the fiscal year 2015 first quarter to a record low of $557, due to increases in student enrollments, lower marketing spend and rising conversion rates.

From 2005 through July 2011, prior to Michael Mathews becoming Aspen’s CEO, Aspen initiated a number of pre-payment/low per course tuition plans. Together we refer to these plans as the Legacy Tuition Plan. The last Legacy Tuition Plan that ran from June 2010 through July 2011 charged students tuition of only $3,600 for the entire 12-course Master or Doctorate program (the pre-payment option offered the student the ability to pre-pay $2,700 for the first four courses or 12 credit hours, followed by $112.50 per course or $37.50/credit hour for the remaining eight courses). This program was terminated as of July 15, 2011. At July 31, 2014, 19% of our class starts were from students on the Legacy Tuition Plan. However, those Legacy Tuition Plan students represented less than 5% of Aspen’s full-time degree-seeking revenues for the fiscal period ended July 31, 2014, therefore have ceased to be material.

Employees

As of September 23, 2014, we had 37 full-time employees, and 64 adjunct professors. None of our employees are parties to any collective bargaining arrangement. We believe our relationships with our employees are good.

Corporate History

Aspen Group was incorporated on February 23, 2010 in Florida as a home improvement company intending to develop products and sell them on a wholesale basis to home improvement retailers. Aspen Group was unable to execute its business plan. In June 2011, Aspen Group changed its name to Elite Nutritional Brands, Inc. and terminated all operations. In February 2012, Aspen Group reincorporated in Delaware under the name Aspen Group, Inc.

Aspen was incorporated on September 30, 2004 in Delaware. Its predecessor was a Delaware limited liability company organized in Delaware in 1999. In May 2011, Aspen merged with Education Growth Corporation, or EGC. Aspen survived the EGC merger. EGC was a start-up company controlled by Mr. Michael Mathews. Mr. Mathews became Aspen’s Chief Executive Officer upon closing the EGC merger. On March 13, 2012, Aspen Group acquired Aspen in the Reverse Merger.

Regulation

Students attending Aspen finance their education through a combination of individual resources, corporate reimbursement programs and federal financial aid programs. The discussion which follows outlines the extensive regulations that affect our business. Complying with these regulations entails significant effort from our executives and other employees. Our President has two unique roles: overseeing our accreditation and regulatory compliance and seeking to improve our academic performance. Accreditation and regulatory compliance is also expensive. Beyond the internal costs, we began using education regulatory counsel in the summer of 2011, as our current Chief Executive Officer focused his attention on compliance. Aspen participates in the federal student financial aid programs authorized under Title IV. For the year ended December 31, 2013, approximately 26% of our cash-basis revenues for eligible tuition and fees were derived from Title IV programs. In connection with a student’s receipt of Title IV aid, we are subject to extensive regulation by the DOE, state education agencies and the DETC. In particular, the Title IV programs, and the regulations issued thereunder by the DOE, subject us to significant regulatory scrutiny in the form of numerous standards that we must satisfy. To participate in Title IV programs, a school must, among other things, be:

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authorized to offer its programs of instruction by the applicable state education agencies in the states in which it is physically located (in our case, Colorado);

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accredited by an accrediting agency recognized by the Secretary of the DOE; and

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certified as an eligible institution by the DOE.

The DOE enacted regulations relating to the Title IV programs which became effective July 1, 2011. Under these new regulations, an institution, like ours, that offers postsecondary education through distance education to students in a state in which the institution is not physically located or in which it is otherwise subject to state jurisdiction as determined by that state, must meet any state requirements to offer legally postsecondary education to students in that state. The institution must be able to document state approval for distance education if requested by the DOE.

This new regulation has been recognized as a significant departure from the state authorization procedures followed by most, if not all, institutions before its enactment. Although these new rules became effective July 1, 2011, the DOE indicated in an April 20, 2011 guidance letter that it would not initiate any action to establish repayment liabilities or limit student eligibility for distance education activities undertaken before July 1, 2014, provided the institution was making a good faith effort to identify and obtain necessary state authorization before that date. However, on July 12, 2011, a federal judge for the U.S. District Court for the District of Columbia vacated the portion of the DOE’s state authorization regulation that requires online education providers to obtain any required authorization from all states in which their students reside, finding that the DOE had failed to provide sufficient notice and opportunity to comment on the requirement. An appellate court affirmed that ruling on June 5, 2012 and therefore this new regulation is currently invalid. On April 16, 2013, the DOE announced its intention to revisit the state authorization requirements for postsecondary distance education in a new negotiated rulemaking process which began in the fall of 2013. However, the rulemaking process failed to reach consensus on the rule. As a result, the DOE will propose a new rule for adoption that will address licensing requirements for distance education.

Should the requirements be enforced at a later date, and if we fail to obtain required state authorization to provide postsecondary distance education in a specific state, we could lose our ability to award Title IV aid to students within that state. In addition, a state may impose penalties on an institution for failure to comply with state requirements related to an institution’s activities in a state, including the delivery of distance education to persons in that state.

Therefore, we are taking steps to ensure compliance in time for the earlier-effective July 1, 2015 enforcement date as recommended for all schools facing this new (but currently invalid) regulation. We enroll students in all 50 states, as well as the District of Columbia and Puerto Rico. We have sought and received confirmation that our operations do not require state licensure or authorization, or we have been notified that we are exempt from licensure or authorization requirements, in three states. We, through our legal counsel, are researching the licensure requirements and exemption possibilities in the remaining 47 states. It is anticipated that Aspen will be in compliance with all state licensure requirements by July 1, 2015, in time for the earlier-effective compliance date set by the DOE. Because we enroll students in all 50 states, as well as the District of Columbia and Puerto Rico, we may have to seek licensure or authorization in additional states in the future.

We are subject to extensive regulations by the states in which we become authorized or licensed to operate. State laws typically establish standards for instruction, qualifications of faculty, administrative procedures, marketing, recruiting, financial operations and other operational matters. State laws and regulations may limit our ability to offer educational programs and to award degrees. Some states may also prescribe financial regulations that are different from those of the DOE. If we fail to comply with state licensing requirements, we may lose our state licensure or authorizations. Failure to comply with state requirements could result in Aspen losing its authorization from the Colorado Commission on Higher Education, a department of the Colorado Department of Higher Education, or CDHE, its eligibility to participate in Title IV programs, or its ability to offer certain programs, any of which may force us to cease operations.

Additionally, Aspen is a Delaware corporation. Delaware law requires an institution to obtain approval from the Delaware Department of Education, or Delaware DOE, before it may incorporate with the power to confer degrees. In July 2012, Aspen received notice from the Delaware DOE that it is granted provisional approval status effective until June 30, 2015.

Accreditation

Aspen is accredited by the DETC, an accrediting agency recognized by the DOE. Accreditation is a non-governmental system for recognizing educational institutions and their programs for student performance, governance, integrity, educational quality, faculty, physical resources, administrative capability and resources, and financial stability. In the U.S., this recognition comes primarily through private voluntary associations that accredit institutions and programs. To be recognized by the DOE, accrediting agencies must adopt specific standards for their review of educational institutions. Accrediting agencies establish criteria for accreditation, conduct peer-review evaluations of institutions and programs for accreditation, and publicly designate those institutions or programs that meet their criteria. Accredited institutions are subject to periodic review by accrediting agencies to determine whether such institutions maintain the performance, integrity and quality required for accreditation.

Accreditation by the DETC is important. Accreditation is a reliable indicator of an institution’s quality and is an expression of peer institution confidence. Universities depend, in part, on accreditation in evaluating transfers of credit and applications to graduate schools. Accreditation also provides external recognition and status. Employers rely on the accredited status of institutions when evaluating an employment candidate’s credentials. Corporate and government sponsors under tuition reimbursement programs look to accreditation for assurance that an institution maintains quality educational standards. Moreover, institutional accreditation awarded from an accrediting agency recognized by the DOE is necessary for eligibility to participate in Title IV programs. From time to time, DETC adopts or makes changes to its policies, procedures and standards. If we fail to comply with any of DETC’s requirements, our accreditation status and, therefore, our eligibility to participate in Title IV programs could be at risk. In 2012, the National Advisory Committee on Institutional Quality and Integrity (the panel charged with advising DOE on whether to recognize accrediting agencies for federal purposes, including Title IV program purposes) recommend that DETC receive recognition through 2017. Aspen is next scheduled for re-accreditation review by DETC in January 2015.

Nature of Federal, State and Private Financial Support for Postsecondary Education

An institution that applies to participate in Title IV programs for the first time, if approved, will be provisionally certified for no more than one complete award year. Furthermore, an institution that undergoes a change in ownership resulting in a change of control must apply to the DOE in order to reestablish its eligibility to participate in Title IV programs. If the DOE determines to approve the application, it issues a provisional certification, which extends for a period expiring not later than the end of the third complete award year following the date of the provisional certification. A provisionally certified institution, such as Aspen, must apply for and receive DOE approval of substantial changes and must comply with any additional conditions included in its program participation agreement. If the DOE determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, the DOE may seek to revoke the institution's certification to participate in Title IV programs with fewer due process protections for the institution than if it were fully certified.

The federal government provides a substantial part of its support for postsecondary education through the Title IV programs, in the form of grants and loans to students. Students can use those funds at any institution that has been certified by the DOE to participate in the Title IV programs. Aid under Title IV programs is primarily awarded on the basis of financial need, generally defined as the difference between the cost of attending the institution and the amount a student can reasonably contribute to that cost. All recipients of Title IV program funds must maintain satisfactory academic progress and must progress in a timely manner toward completion of their program of study. In addition, each school must ensure that Title IV program funds are properly accounted for and disbursed in the correct amounts to eligible students.

Aspen’s mission is to offer students the opportunity to fund their education without relying on student loans. Effective March 20, 2014, Aspen launched a $325 monthly payment plan for graduate students and $250 monthly payment plan for bachelor students. In the month of August 2014, 26% of class starts were paid through monthly payment methods.

When our students borrow from the federal government, they receive loans and grants to fund their education under the following Title IV programs: (1) the Federal Direct Loan program, or Direct Loan and (2) the Federal Pell Grant program, or Pell.

Currently, the majority of Aspen students self-finance all or a portion of their education. Additionally, students may receive full or partial tuition reimbursement from their employers. Eligible students can also access private loans through a number of different lenders for funding at current market interest rates.

Under the Direct Loan program, the DOE makes loans directly to students. The Direct Loan Program includes the Direct Subsidized Loan, the Direct Unsubsidized Loan, the Direct PLUS Loan (including loans to graduate and professional students), and the Direct Consolidation Loan. The Budget Control Act of 2011 signed into law in August 2011, eliminated Direct Subsidized Loans for graduate and professional students, as of July 1, 2012. The terms and conditions of subsidized loans originated prior to July 1, 2012 are unaffected by the law.

For Pell grants, the DOE makes grants to undergraduate students who demonstrate financial need. To date, few Aspen students have received Pell Grants. Accordingly, the Pell Grant program currently is not material to Aspen’s cash revenues.

Regulation of Federal Student Financial Aid Programs

The substantial amount of federal funds disbursed through Title IV programs, the large number of students and institutions participating in these programs, and allegations of fraud and abuse by certain for-profit institutions have prompted the DOE to exercise considerable regulatory oversight over for-profit institutions of higher learning. Accrediting agencies and state education agencies also have responsibilities for overseeing compliance of institutions in connection with Title IV program requirements. As a result, our institution is subject to extensive oversight and review. Because the DOE periodically revises its regulations and changes its interpretations of existing laws and regulations, we cannot predict with certainty how the Title IV program requirements will be applied in all circumstances. See the “Risk Factors” contained herein which disclose comprehensive regulatory risks.

In addition to the state authorization requirements and other regulatory requirements described herein, other significant factors relating to Title IV programs that could adversely affect us include the following legislative action and regulatory changes:

Congress reauthorizes the Higher Education Act approximately every five to eight years. Congress most recently reauthorized the Higher Education Act in August 2008. We cannot predict with certainty whether or when Congress might act to amend further the Higher Education Act. The elimination of additional Title IV programs, material changes in the requirements for participation in such programs, or the substitution of materially different programs could increase our costs of compliance and could reduce the ability of certain students to finance their education at our institution.

On December 23, 2011, President Obama signed into law the Consolidated Appropriations Act of 2012, or the Act. The law includes a number of provisions that significantly affect the Title IV programs. For example, it reduces the income threshold at which students are assigned “an automatic zero expected family contribution” for purposes of awarding financial aid for the 2012-2013 award year. Under the Act, students who do not have a high school diploma or a recognized equivalent (e.g., GED) or do not meet an applicable home school requirement and who first enroll in a program of study on or after July 1, 2012 will not be eligible to receive Title IV aid. The Act also makes certain changes to the Pell Grant Program and temporarily eliminates the interest subsidy that is provided for Direct Subsidized Loans during the six-month grace period immediately following termination of enrollment.

Over the last several years, Congressional committees have held hearings related to for-profit postsecondary education institutions. Additionally, the chairmen of the House and Senate education committees, along with other members of Congress, asked the GAO, to review various aspects of the for-profit education sector, including recruitment practices, educational quality, student outcomes, the sufficiency of integrity safeguards against waste, fraud and abuse in Title IV programs, and the degree to which for-profit schools’ revenue is comprised of Title IV and other federal funding sources. In 2010, the GAO released a report based on a three-month undercover investigation of recruiting practices at for-profit schools. The report concluded that employees at a non-random sample of 15 for-profit schools (which did not include Aspen) made deceptive statements to students about accreditation, graduation rates, job placement, program costs, or financial aid. On October 31, 2011, the GAO released a second report following an additional undercover investigation related to enrollment, cost, financial aid, course structure, substandard student performance, withdrawal, and exit counseling. The report concluded that while some of the 15 unidentified for-profit schools investigated appeared to follow existing policies, others did not. Although the report identified a number of deficiencies in specific instances, it made no recommendations. On December 7, 2011, the GAO released a report that attempted to compare the quality of education provided by for-profit, nonprofit, and public institutions based upon multiple outcome measures including graduation rates, pass rates on licensing exams, employment outcomes, and student loan default rates. The report found that students at for-profit institutions had higher graduation rates for certificate programs, similar graduation rates for associate’s degree programs, and lower graduation rates for bachelor’s degree programs than students at nonprofit and public institutions. It also found that a higher proportion of bachelor’s degree recipients from for-profit institutions took out loans than did degree recipients from other institutions and that some evidence exists that students at for-profits institutions default on their student loans at higher rates. On nine of the ten licensing exams reviewed, graduates of for-profit institutions had lower pass rates than students from nonprofit and public institutions.

The DOE currently is in the process of developing proposed regulations to amend regulations pertinent to the Title IV loan programs and teacher education. We are unable to predict the timing or the proposed or final form of any regulations that the DOE ultimately may adopt and the impact of such regulations on our business.

Administrative Capability. DOE regulations specify extensive criteria by which an institution must establish that it has the requisite “administrative capability” to participate in Title IV programs. Failure to satisfy any of the standards may lead the DOE to find the institution ineligible to participate in Title IV programs or to place the institution on provisional certification as a condition of its participation. To meet the administrative capability standards, an institution must, among other things:

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comply with all applicable Title IV program regulations;

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have capable and sufficient personnel to administer the federal student financial aid programs;

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have acceptable methods of defining and measuring the satisfactory academic progress of its students;

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have cohort default rates above specified levels;

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have various procedures in place for safeguarding federal funds;

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not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

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provide financial aid counseling to its students;

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refer to the DOE’s Office of Inspector General any credible information indicating that any applicant, student, employee, or agent of the institution, has been engaged in any fraud or other illegal conduct involving Title IV programs;

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report annually to the Secretary of Education on any reasonable reimbursements paid or provided by a private education lender or group of lenders to any employee who is employed in the institution’s financial aid office or who otherwise has responsibilities with respect to education loans;

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develop and apply an adequate system to identify and resolve conflicting information with respect to a student’s application for Title IV aid;

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submit in a timely manner all reports and financial statements required by the regulations; and

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not otherwise appear to lack administrative capability.

Among other things, DOE regulations require that an institution must evaluate satisfactory academic progress (1) at the end of each payment period if the length of the educational program is one academic year or less or (2) for all other educational programs, at the end of each payment period or at least annually to correspond to the end of a payment period. Second, the DOE regulations add an administrative capability standard related to the existing requirement that students must have a high school diploma or its recognized equivalent in order to be eligible for Title IV aid. Under the administrative capability standard, institutions must develop and follow procedures for evaluating the validity of a student’s high school diploma if the institution or the Secretary of Education has reason to believe that the student’s diploma is not valid.

If an institution fails to satisfy any of these criteria or any other DOE regulation, the DOE may:

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require the repayment of Title IV funds;

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transfer the institution from the “advance” system of payment of Title IV funds to cash monitoring status or to the “reimbursement” system of payment;

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place the institution on provisional certification status; or

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commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV programs.

If we are found not to have satisfied the DOE’s “administrative capability” requirements, we could lose, or be limited in our access to, Title IV program funding.

Distance Education. We offer all of our existing degree and certificate programs via Internet-based telecommunications from our headquarters in Colorado. Under the Higher Education Opportunity Act, or HEOA, an accreditor that evaluates institutions offering distance education must require such institutions to have processes through which the institution establishes that a student who registers for a distance education program is the same student who participates in and receives credit for the program. Under DOE regulations, if an institution offers postsecondary education through distance education to students in a state in which the institution is not physically located or in which it is otherwise subject to state jurisdiction as determined by the state, the institution must meet any state requirements for it to offer legally postsecondary distance education in that state. The institution must be able to document state approval for distance education if requested by the DOE. In addition, states must have a process to review and take appropriate action on complaints concerning postsecondary institutions. As previously discussed herein, these regulations have been vacated by a federal court.

Financial Responsibility. The Higher Education Act and DOE regulations establish extensive standards of financial responsibility that institutions such as Aspen must satisfy to participate in Title IV programs. These standards generally require that an institution provide the resources necessary to comply with Title IV program requirements and meet all of its financial obligations, including required refunds and any repayments to the DOE for liabilities incurred in programs administered by the DOE.

The DOE evaluates institutions on an annual basis for compliance with specified financial responsibility standards that include a complex formula that uses line items from the institution’s audited financial statements. In addition, the financial responsibility standards require an institution to receive an unqualified opinion from its accountants on its audited financial statements, maintain sufficient cash reserves to satisfy refund requirements, meet all of its financial obligations, and remain current on its debt payments. The formula focuses on three financial ratios: (1) equity ratio (which measures the institution’s capital resources, financial viability, and ability to borrow); (2) primary reserve ratio (which measures the institution’s viability and liquidity); and (3) net income ratio (which measures the institution’s profitability or ability to operate within its means). An institution’s financial ratios must yield a composite score of at least 1.5 for the institution to be deemed financially responsible without the need for further federal oversight. The DOE may also apply such measures of financial responsibility to the operating company and ownership entities of an eligible institution.

Under DOE regulations, even if an institution meets all of the other financial responsibility requirements, it is not considered to be financially responsible if the relevant financial statement audits contain a going concern opinion. If the DOE were to determine that we do not meet its financial responsibility standards, we may be able to establish financial responsibility on an alternative basis. Alternative bases include, for example:

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posting a letter of credit in an amount equal to at least 50% of the total Title IV program funds received by us during our most recently completed fiscal year;

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posting a letter of credit in an amount equal to at least 10% of such prior year’s Title IV program funds received by us, accepting provisional certification, complying with additional DOE monitoring requirements and agreeing to receive Title IV program funds under an arrangement other than the DOE’s standard advance payment arrangement such as the “reimbursement” system of payment or cash monitoring; or

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complying with additional DOE monitoring requirements and agreeing to receive Title IV program funds under an arrangement other than the DOE’s standard advance payment arrangement such as the “reimbursement” system of payment or cash monitoring.

Failure to meet the DOE’s “financial responsibility” requirements, either because we do not meet the DOE’s financial responsibility standards or are unable to establish financial responsibility on an alternative basis, would cause us to lose access to Title IV program funding.

Consistent with the Higher Education Act, Aspen’s certification to participate in Title IV programs terminated after closing of the Reverse Merger. The DOE received Aspen's application and has since extended the provisional certification through April 15, 2015. In the future, the DOE may impose additional or different terms and conditions in any final or provisional program participation agreement that it may issue.

Third-Party Servicers. DOE regulations permit an institution to enter into a written contract with a third-party servicer for the administration of any aspect of the institution’s participation in Title IV programs. The third-party servicer must, among other obligations, comply with Title IV requirements and be jointly and severally liable with the institution to the Secretary of Education for any violation by the servicer of any Title IV provision. An institution must report to the DOE new contracts with or any significant modifications to contracts with third-party servicers as well as other matters related to third-party servicers. We contract with a third-party servicer which performs certain activities related to our participation in Title IV programs. If our third-party servicer does not comply with applicable statutes and regulations including the Higher Education Act, we may be liable for its actions, and we could lose our eligibility to participate in Title IV programs.

Title IV Return of Funds. Under the DOE’s return of funds regulations, when a student withdraws, an institution must return unearned funds to the DOE in a timely manner. An institution must first determine the amount of Title IV program funds that a student “earned.” If the student withdraws during the first 60% of any period of enrollment or payment period, the amount of Title IV program funds that the student earned is equal to a pro rata portion of the funds for which the student would otherwise be eligible. If the student withdraws after the 60% threshold, then the student has earned 100% of the Title IV program funds. The institution must return to the appropriate Title IV programs, in a specified order, the lesser of (i) the unearned Title IV program funds and (ii) the institutional charges incurred by the student for the period multiplied by the percentage of unearned Title IV program funds. An institution must return the funds no later than 45 days after the date of the institution’s determination that a student withdrew. If such payments are not timely made, an institution may be subject to adverse action, including being required to submit a letter of credit equal to 25% of the refunds the institution should have made in its most recently completed year. Under DOE regulations, late returns of Title IV program funds for 5% or more of students sampled in the institution’s annual compliance audit constitutes material non-compliance. Aspen’s academic calendar structure is a non-standard term with rolling start dates with defined length of term (10 week term).

The “90/10 Rule.” A requirement of the Higher Education Act commonly referred to as the “90/10 Rule,” applies only to “proprietary institutions of higher education,” which includes Aspen. An institution is subject to loss of eligibility to participate in the Title IV programs if it derives more than 90% of its revenues (calculated on a cash basis and in accordance with a DOE formula) from Title IV programs for two consecutive fiscal years. An institution whose rate exceeds 90% for any single fiscal year will be placed on provisional certification for at least two fiscal years and may be subject to other conditions specified by the Secretary of the DOE.

Student Loan Defaults. Under the Higher Education Act, an education institution may lose its eligibility to participate in some or all of the Title IV programs if defaults on the repayment of Direct Loan Program loans by its students exceed certain levels. For each federal fiscal year, a rate of student defaults (known as a “cohort default rate”) is calculated for each institution with 30 or more borrowers entering repayment in a given federal fiscal year by determining the rate at which borrowers who become subject to their repayment obligation in that federal fiscal year default by the end of the following federal fiscal year. For such institutions, the DOE calculates a single cohort default rate for each federal fiscal year that includes in the cohort all current or former student borrowers at the institution who entered repayment on any Direct Loan Program loans during that year.

If the DOE notifies an institution that its cohort default rates for each of the three most recent federal fiscal years are 25% or greater, the institution’s participation in the Direct Loan Program and the Federal Pell Grant Program ends 30 days after the notification, unless the institution appeals in a timely manner that determination on specified grounds and according to specified procedures. In addition, an institution’s participation in Title IV ends 30 days after notification that its most recent fiscal year cohort default rate is greater than 40%, unless the institution timely appeals that determination on specified grounds and according to specified procedures. An institution whose participation ends under these provisions may not participate in the relevant programs for the remainder of the fiscal year in which the institution receives the notification, as well as for the next two fiscal years.

If an institution’s cohort default rate equals or exceeds 25% in any single year, the institution may be placed on provisional certification status. Provisional certification does not limit an institution’s access to Title IV program funds; however, an institution with provisional status is subject to closer review by the DOE and may be subject to summary adverse action if it violates Title IV program requirements. If an institution’s default rate exceeds 40%, the institution may lose eligibility to participate in some or all Title IV programs. Since Aspen has only recently begun to participate in Title IV programs and our certification limits the number of Aspen students who may receive Title IV aid, we do not yet have reporting data on our cohort default rates for the three most recent federal fiscal years for which cohort default rates have been officially calculated, namely 2007, 2008 and 2009. The primary reason is that we have not yet had students who have begun to repay their Title IV loans.

HEOA extended by one year the period for measuring the cohort default rate, effective with cohort default rates for federal fiscal year 2009. Currently, institutions that have two-year cohort default rates of 25% or more for each of their three most recent years, or of 40% in any one year, will lose eligibility for Title IV student aid programs; beginning in 2014, institutions that have three-year cohort default rates of 30% or higher for three consecutive years, or of more than 40% in any given year, will lose eligibility for those programs.

Incentive Compensation Rules. As a part of an institution’s program participation agreement with the DOE and in accordance with the Higher Education Act, an institution may not provide any commission, bonus or other incentive payment to any person or entity engaged in any student recruitment, admissions or financial aid awarding activity based directly or indirectly on success in securing enrollments or financial aid. Failure to comply with the incentive payment rule could result in termination of participation in Title IV programs, limitation on participation in Title IV programs, or financial penalties. Aspen believes it is in compliance with the incentive payment rule.

In recent years, other postsecondary educational institutions have been named as defendants to whistleblower lawsuits, known as “qui tam” cases, brought by current or former employees pursuant to the Federal False Claims Act, alleging that their institution’s compensation practices did not comply with the incentive compensation rule. A qui tam case is a civil lawsuit brought by one or more individuals, referred to as a relator, on behalf of the federal government for an alleged submission to the government of a false claim for payment. The relator, often a current or former employee, is entitled to a share of the government’s recovery in the case, including the possibility of treble damages. A qui tam action is always filed under seal and remains under seal until the government decides whether to intervene in the case. If the government intervenes, it takes over primary control of the litigation. If the government declines to intervene in the case, the relator may nonetheless elect to continue to pursue the litigation at his or her own expense on behalf of the government. Any such litigation could be costly and could divert management’s time and attention away from the business, regardless of whether a claim has merit.

The GAO released a report finding that the DOE has inadequately enforced the current ban on incentive payments. In response, the DOE has undertaken to increase its enforcement efforts by, among other approaches, strengthening procedures provided to auditors reviewing institutions for compliance with the incentive payments ban and updating its internal compliance guidance in light of the GAO findings and the recently amended DOE incentive payment rule.

Code of Conduct Related to Student Loans. As part of an institution’s program participation agreement with the DOE, HEOA requires that institutions that participate in Title IV programs adopt a code of conduct pertinent to student loans. For financial aid office or other employees who have responsibility related to education loans, the code must forbid, with limited exceptions, gifts, consulting arrangements with lenders, and advisory board compensation other than reasonable expense reimbursement. The code also must ban revenue-sharing arrangements, “opportunity pools” that lenders offer in exchange for certain promises, and staffing assistance from lenders. The institution must post the code prominently on its website and ensure that its officers, employees, and agents who have financial aid responsibilities are informed annually of the code’s provisions. Aspen has adopted a code of conduct under the HEOA which is posted on its website. In addition to the code of conduct requirements that apply to institutions, HEOA contains provisions that apply to private lenders, prohibiting such lenders from engaging in certain activities as they interact with institutions. Failure to comply with the code of conduct provision could result in termination of our participation in Title IV programs, limitations on participation in Title IV programs, or financial penalties.

Misrepresentation. The Higher Education Act and current regulations authorize the DOE to take action against an institution that participates in Title IV programs for any “substantial misrepresentation” made by that institution regarding the nature of its educational program, its financial charges, or the employability of its graduates. Effective July 1, 2011, DOE regulations expanded the definition of “substantial misrepresentation” to cover additional representatives of the institution and additional substantive areas and expands the parties to whom a substantial misrepresentation cannot be made. The regulations also augment the actions the DOE may take if it determines that an institution has engaged in substantial misrepresentation. Under the final regulations, the DOE may revoke an institution’s program participation agreement, impose limitations on an institution’s participation in Title IV programs, or initiate proceedings to impose a fine or to limit, suspend, or terminate the institution’s participation in Title IV programs.

Credit Hours. The Higher Education Act and current regulations use the term “credit hour” to define an eligible program and an academic year and to determine enrollment status and the amount of Title IV aid an institution may disburse during a payment period. Recently, both Congress and the DOE have increased their focus on institutions’ policies for awarding credit hours. Recent DOE regulations define the previously undefined term “credit hour” in terms of a certain amount of time in class and outside class, or an equivalent amount of work. The regulations also require accrediting agencies to review the reliability and accuracy of an institution’s credit hour assignments. If an accreditor identifies systematic or significant noncompliance in one or more of an institution’s programs, the accreditor must notify the Secretary of Education. If the DOE determines that an institution is out of compliance with the credit hour definition, the DOE could require the institution to repay the incorrectly awarded amounts of Title IV aid. In addition, if the DOE determines that an institution has significantly overstated the amount of credit hours assigned to a program, the DOE may fine the institution, or limit, suspend, or terminate its participation in the Title IV programs.

Compliance Reviews. We are subject to announced and unannounced compliance reviews and audits by various external agencies, including the DOE, its Office of Inspector General, state licensing agencies, and accrediting agencies. As part of the DOE’s ongoing monitoring of institutions’ administration of Title IV programs, the Higher Education Act and DOE regulations require institutions to submit annually a compliance audit conducted by an independent certified public accountant in accordance with Government Auditing Standards and applicable audit standards of the DOE. These auditing standards differ from those followed in the audit of our financial statements contained herein. In addition, to enable the DOE to make a determination of financial responsibility, institutions must annually submit audited financial statements prepared in accordance with DOE regulations. Furthermore, the DOE regularly conducts program reviews of education institutions that are participating in the Title IV programs, and the Office of Inspector General of the DOE regularly conducts audits and investigations of such institutions. In August 2010, the Secretary of Education announced in a letter to several members of Congress that, in part in response to recent allegations against proprietary institutions of deceptive trade practices and noncompliance with DOE regulations, the DOE planned to strengthen its oversight of Title IV programs through, among other approaches, increasing the number of program reviews by 50%, from 200 conducted in 2010 to up to 300 reviews in 2011. Pending legislation including the “Students First Act” introduced in the United States Senate on February 28, 2013, would – if passed – increase the number of program reviews for various institutions deemed at-risk of violating DOE requirements.

Potential Effect of Regulatory Violations. If we fail to comply with the regulatory standards governing Title IV programs, the DOE could impose one or more sanctions, including transferring Aspen to the reimbursement or cash monitoring system of payment, seeking to require repayment of certain Title IV program funds, requiring Aspen to post a letter of credit in favor of the DOE as a condition for continued Title IV certification, taking emergency action against us, referring the matter for criminal prosecution or initiating proceedings to impose a fine or to limit, condition, suspend or terminate our participation in Title IV programs.

We also may be subject, from time to time, to complaints and lawsuits relating to regulatory compliance brought not only by our regulatory agencies, but also by other government agencies and third parties, such as present or former students or employees and other members of the public.

Restrictions on Adding Educational Programs. State requirements and accrediting agency standards may, in certain instances, limit our ability to establish additional programs. Many states require approval before institutions can add new programs under specified conditions. The Colorado Commission on Higher Education, and other state educational regulatory agencies that license or authorize us and our programs, may require institutions to notify them in advance of implementing new programs, and upon notification may undertake a review of the institution’s licensure or authorization.

In addition, we were advised by the DOE that because we were provisionally certified due to being a new Title IV program participant, we could not add new degree or non-degree programs for Title IV program purposes, except under limited circumstances and only if the DOE approved such new program, until the DOE reviewed a compliance audit that covered one complete fiscal year of Title IV program participation. That fiscal year ended on December 31, 2010, and we timely submitted our compliance audit and financial statements to the DOE. In addition, in June 2011, Aspen timely applied for recertification to participate in Title IV programs. The DOE extended Aspen's provisional certification until September 30, 2013. Aspen re-applied as of June 30, 2013 to continue its participation in the Title IV HEA programs. On January 30, 2014, the DOE notified Aspen that it had the choice of posting a letter of credit for 25% of all Title IV funds and remain provisionally certified or post a 50% letter of credit and become permanently certified. We elected to post a 25% letter of credit and remain provisionally certified – increasing our letter of credit to $848,225. In the future, the DOE may impose additional or different terms and conditions in any final program participation agreement that it may issue, including growth restrictions or limitation on the number of students who may receive Title IV aid.

Recent DOE regulations establish a new process under which an institution must apply for approval to offer a program that, under the Higher Education Act, must prepare students for “gainful employment in a recognized occupation” in order to be eligible for Title IV funds. An institution must notify the DOE at least 90 days before the first day of classes when it intends to add a program that prepares students for gainful employment. The DOE may, as a condition of certification to participate in Title IV programs, require prior approval of programs or otherwise restrict the number of programs an institution may add.

DETC requires pre-approval of new courses, programs, and degrees that are characterized as a “substantive change.” An institution must obtain written notice approving such change before it may be included in the institution’s grant of accreditation. An institution is further prohibited from advertising or posting on its website information about the course or program before it has received approval. The process for obtaining approval generally requires submission of a report and course materials and may require a follow-up on-site visit by an examining committee.

Gainful Employment. Under the Higher Education Act, proprietary schools are eligible to participate in Title IV programs only in respect of education programs that lead to gainful employment in a recognized occupation. Under the DOE rules, with respect to each gainful employment program, a proprietary institution of higher education must disclose to prospective students with the identities of the occupations that the program prepares students to enter, total program cost, on-time completion rate, job placement rate (if applicable), and median loan debt of students who complete the program. Under the new program requirements, institutions are required to notify the DOE at least 90 days before the commencement of new gainful employment programs which must include information on the demand for the program, a wage analysis, an institutional program review and approval process, and a demonstration of accreditation. While the DOE had issued various additional reporting regulations, requiring institutions to annually submit information to the DOE regarding each enrolled student, including the amount of debt incurred, those reporting regulations were vacated in the June 2011 court decision discussed earlier herein, which was affirmed on appeal; new reporting regulations are expected to issue at some point. Institutions need not disclose or report gainful employment information on programs that are not eligible to participate in Title IV programs.

As part of the negotiated rulemaking process under the Higher Education Act, gainful employment rulemaking negotiations began in the fall of 2013 and continued into 2014. However, the negotiators failed to reach consensus on gainful employment rules. As a result, the DOE proposed a new gainful employment rule which it released in March 2014. Under the proposed gainful employment regulation, gainful employment programs with high debt-to-earnings ratios or high program-level cohort default rates would lose Title IV eligibility for three years. The proposed rule sets out two separate metrics. These metrics are as follows:

•

Debt-to-earnings metric which requires that students who complete a program would need to spend on average no more than 8 percent of their annual income, or 20 percent of their discretionary income on their student loan payments; and

•

Cohort default metric which requires no more than 30 percent of the students who enrolled or completed a program could default on their student loans.

The details on how these metrics are applied are detailed below.

GE Metrics	Debt-to-Earnings (DTE)	Program Cohort Default Rate
Students covered	Completers	Completers and Non-completers

Pass:

•

Annual DTE is 8% or less, or discretionary DTE is 20%

Zone:

A program is in the “zone” if it does not pass

and:

•

Annual DTE is more than 8% but less than 12%; OR

•

Discretionary DTE is more than 20% but less than 30%

Fail:

•

Annual DTE is greater than 12%; AND

•

Discretionary DTE is greater than 30%

Pass: • Program-level cohort default rate of less than 30% [no zone] Fail: • Program-level cohort default rate of 30% or higher
Multi-year test	A program becomes ineligible for Title IV for 3 years if: • It fails in any 2 out of 3 year period; OR • It does not pass in 1 out of 4 years. (e.g., yr 1: fail; yr 2: zone; yr 3: zone; yr 4: zone)	A program becomes ineligible for Title IV for 3 years if: • The 3-year default rate of 3 consecutive cohorts of students is greater than 30%
Additional restrictions

•

Institutions must issue debt warnings to students if the program could become ineligible at the end of the year

•

Title IV enrollment is limited to the previous year’s level for failing (but not zone) programs

•

Institutions must issue debt warnings to students if the program could become ineligible at the end of the year

•

Title IV enrollment is limited to the previous year’s level if the program could become ineligible at the end of the year.

The proposed rule also provides some protections for gainful employment programs with a low percentage of student borrowers. Additionally, under the proposed rule programs would be obligated to meet necessary programmatic accreditation requirements as well as applicable state licensure standards for any state in the institution’s regional area. Institutions would attest that their programs meet these requirements as part of their Title IV program participation agreement. Additionally, the 2014 proposed rule includes significant new disclosure requirements for gainful employment programs, as well as a notice and approval process for the creation of new programs.

The DOE most likely will issue the final gainful employment regulation in October 2014 and the regulation is expected to go into effect July 1, 2015. The new gainful employment reporting requirements will likely substantially increase our administrative burdens, particularly during the implementation phase. These reporting and the other procedural changes in the new rules could affect student enrollment, persistence and retention in ways that we cannot now predict. For example, if our reported program information compares unfavorably with other reporting education institutions, it could adversely affect demand for our programs.

Although the rules regarding gainful employment metrics provide opportunities to address program deficiencies before the loss of Title IV eligibility, the continuing eligibility of our educational programs for Title IV funding is at risk under pending gainful employment rules due to factors beyond our control, such as changes in the actual or deemed income level of our graduates, changes in student borrowing levels, increases in interest rates, changes in the federal poverty income level relevant for calculating discretionary income, changes in the percentage of our former students who are current in repayment of their student loans, and other factors. In addition, even though deficiencies in the metrics may be correctible on a timely basis, the disclosure requirements to students following a failure to meet the standards may adversely impact enrollment in that program and may adversely impact the reputation of our education institution. The exposure to these external factors may reduce our ability to offer or continue confidently certain types of programs for which there is market demand, thus affecting our ability to maintain or grow our business.

Eligibility and Certification Procedures. Each institution must periodically apply to the DOE for continued certification to participate in Title IV programs. Such recertification is required every six years, but may be required earlier, including when an institution undergoes a change of control. An institution may come under the DOE’s review when it expands its activities in certain ways, such as opening an additional location, adding a new program, or, in certain cases, when it modifies academic credentials that it offers.

The DOE may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards and in certain other circumstances, such as when it undergoes a change in ownership and control. The DOE may more closely review an institution that is provisionally certified if it applies for approval to open a new location, add an educational program, acquire another school or make any other significant change.

In addition, during the period of provisional certification, the institution must comply with any additional conditions included in its program participation agreement. If the DOE determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution’s certification to participate in Title IV programs with fewer due process protections for the institution than if it were fully certified. Students attending provisionally certified institutions, like Aspen, remain eligible to receive Title IV program funds.

Change in Ownership Resulting in a Change of Control. In addition to school acquisitions, other types of transactions can also cause a change of control. The DOE, most state education agencies, and DETC all have standards pertaining to the change of control of schools, but those standards are not uniform. DOE regulations describe some transactions that constitute a change of control, including the transfer of a controlling interest in the voting stock of an institution or the institution’s parent corporation. DOE regulations provide that a change of control of a publicly-traded corporation occurs in one of two ways: (i) if there is an event that would obligate the corporation to file a Current Report on Form 8-K with the Securities and Exchange Commission, or the SEC, disclosing a change of control or (ii) if the corporation has a shareholder that owns at least 25% of the total outstanding voting stock of the corporation and is the largest shareholder of the corporation, and that shareholder ceases to own at least 25% of such stock or ceases to be the largest shareholder. A significant purchase or disposition of our voting stock could be determined by the DOE to be a change of control under this standard. Many states include the sale of a controlling interest of common stock in the definition of a change of control requiring approval. A change of control under the definition of one of these agencies would require us to seek approval of the change in ownership and control to maintain our accreditation, state authorization or licensure. The requirements to obtain such approval from the states and DETC vary widely. In some cases, approval of the change of ownership and control cannot be obtained until after the transaction has occurred. In December 2011, we provided details regarding the Reverse Merger to the CDHE. The CDHE indicated that under current regulations, as long as we maintain accreditation by DETC following the Reverse Merger, Aspen will remain in good standing with the CDHE. As described below, DETC approved the change of ownership, with several customary conditions.

DETC recently revised its policy pertinent to changes in legal status, control, ownership, or management. The policy revisions add definitions of the situations under which DETC considers a change in legal status, control, ownership, or management to occur, describe the procedures that an institution must follow to obtain approval, and clarify the options available to DETC. Among other revisions, DETC defines a change of ownership and control as a change in the ability to direct or cause the direction of the actions of an institution, including, for example, the sale of a controlling interest in an institution’s corporate parent. Failure to obtain prior approval of a change of ownership and control will result in withdrawal of accreditation under the new ownership. The policy also requires institutions to undergo a post-change examination within six months of a change of ownership. The revisions clarify that after such examination, DETC will make a final decision whether to continue the institution’s accreditation. In addition, if an institution is acquired by an entity that owns or operates other distance education institutions, the amendments clarify that any such institutions must obtain DETC approval within two years of the change of ownership or accreditation may be withdrawn. The policy revisions define a change of management as the replacement of the senior level executive of the institution, for example the President or Chief Executive Officer. In addition, the revisions clarify that before undertaking such a change, an institution must seek DETC’s prior approval by explaining when the change will occur, the rationale for the change, the executive’s job description, the new executive’s qualifications, and how the change will affect the institution’s ability to comply with all DETC accreditation standards. DETC may take any action it deems appropriate in response to a change of management request. The Reverse Merger was considered a change of control event under DETC’s policy. In February 2012, DETC informed Aspen that it had approved the change of ownership, with several conditions that are consistent with DETC’s change of ownership procedures and requirements. These conditions included: (1) that Aspen agree to undergo an examination visit by a committee; (2) that an updated Self-Evaluation Report be submitted four to six weeks prior to the on-site visit; (3) that Aspen submit a new Teach-Out Resolution form as soon as the Reverse Merger had closed; and (4) that Aspen provide written confirmation to DETC by February 20, 2012 that it agreed to and would comply with the stated conditions. We provided the requested information to DETC. The examination visit occurred in August 2012. Aspen is next scheduled for re-accreditation review by DETC in January 2015.

On September 28, 2012, the DOE approved Aspen's change of control and extended its provisional certification until September 30, 2013. On January 30, 2014, the DOE notified us that we had the choice of posting a letter of credit for 25% of all Title IV funds and remain provisionally certified or post a 50% letter of credit and become permanently certified. We elected to post a 25% letter of credit and remain provisionally certified – increasing our letter of credit to $848,225.

When a change of ownership resulting in a change of control occurs at a for-profit institution, the DOE applies a different set of financial tests to determine the financial responsibility of the institution in conjunction with its review and approval of the change of ownership. The institution generally is required to submit a same-day audited balance sheet reflecting the financial condition of the institution immediately following the change in ownership. The institution’s same-day balance sheet must demonstrate an acid test ratio of at least 1:1, which is calculated by adding cash and cash equivalents to current accounts receivable and dividing the sum by total current liabilities (and excluding all unsecured or uncollateralized related party receivables). The same-day balance sheet must demonstrate positive tangible net worth. If the institution does not satisfy these requirements, the DOE may condition its approval of the change of ownership on the institution’s agreeing to post a letter of credit, provisional certification, and/or additional monitoring requirements, as described in the above section on Financial Responsibility. The time required for the DOE to act on a post-change in ownership and control application may vary substantially. As a result of the change of ownership, Aspen delivered a $264,665 letter of credit to the DOE in accordance with the standards identified above. Thereafter, as described above, this letter of credit was increased to $848,225.

A change of control also could occur as a result of future transactions in which Aspen is involved. Some corporate reorganizations and some changes in the Board are examples of such transactions. Moreover, the potential adverse effects of a change of control could influence future decisions by us and our shareholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the regulatory burdens and risks associated with a change of control also could discourage bids for your shares of common stock and could have an adverse effect on the market price of your shares.

Possible Acquisitions. In addition to the planned expansion through Aspen’s new marketing program, we may expand through acquisition of related or synergistic businesses. Our internal growth is subject to monitoring and ultimately approval by the DETC. If the DETC finds that the growth may adversely affect our academic quality, the DETC can request us to slow the growth and potentially withdraw accreditation and require us to re-apply for accreditation. The DOE may also impose growth restrictions on an institution, including in connection with a change in ownership and control. While acquisitions of online universities would be subject to approval by the DETC, approval of businesses which supply services to online universities or which provide educational services and/or products may not be subject to regulatory approval or extensive regulation.

Property

Our corporate headquarters are located in a facility in Denver, Colorado, consisting of approximately 3,900 square feet of office space under a lease that expires in September 2015. This facility accommodates our academic operations. Our executive offices are in New York City where we lease approximately 2,000 square feet under a month-to-month sublease. We operate a call center in Scottsdale, Arizona where we lease approximately 2,600 square feet under a three-year term. We believe that our existing facilities are suitable and adequate and that we have sufficient capacity to meet our current anticipated needs.

Legal Proceedings

Spada New York Litigation

By order dated November 4, 2013, the New York Supreme Court dismissed all of Plaintiffs’ claims, except for the claims for breach of contract and defamation per se. Details of the litigation are described below under “Background of Spada New York Litigation.” In response to the remaining claims, Aspen Group has filed multiple counterclaims for fraud, to recover the $2.2 million Aspen Group asserts was misappropriated by the Plaintiffs and other related claims. Plaintiffs’ moved to dismiss the counterclaims. On August 4, 2014, the New York court denied the Plaintiffs’ motion to dismiss the fraud counterclaim asserted against them. The New York court dismissed the certain related claims as being duplicative of the fraud claim. The Plaintiffs filed notice of appeal concerning the denial of that motion on September 3, 2014.

Background of Spada New York Litigation

On February 11, 2013, the former chairman of Aspen University, Mr. Patrick Spada and Higher Education Management Group, Inc., which we refer to as “HEMG”, a corporation he controls, filed suit against the Aspen Group, Aspen University Inc., Aspen Group’s Board of Directors, Aspen Group’s Chief Executive and Financial Officers and an unrelated party in the New York Supreme Court located in Manhattan. We refer to Mr. Spada and HEMG collectively as the “Plaintiffs.”

The gravamen of Mr. Spada’s claims are that the officers and directors breached their fiduciary duty and defamed Mr. Spada by (a) including false and defamatory statements to the effect that Mr. Spada owes approximately $2 million to Aspen Group in various of Aspen Group’s SEC and Department of Education filings, (b) imprudently managed Aspen Group’s assets by spending too much money on certain marketing and promotional efforts and by using Aspen Group’s funds for expenses which were not intended to benefit Aspen Group. Mr. Spada also claims that Aspen Group breached two separate agreements with Mr. Spada and his company, one of which involved Aspen Group agreeing to purchase certain shares of Aspen stock under certain conditions, and one consulting agreement. As discussed below, Aspen Group believes that none of these claims have any merit in either fact or law.

Aspen Group and the other defendants believe that the suit is baseless and was filed primarily because Aspen Group refused to purchase additional shares of the Plaintiffs’ common stock of Aspen Group on unacceptable terms.

The Plaintiffs’ allegations that false or defamatory statements were included in Aspen Group’s filings are based on the following disclosures in multiple SEC and DOE filings: “…Aspen discovered in November 2011 that HEMG had borrowed $2,195,084 from it from 2005 to 2012 without Board of Directors authority. Aspen has been unable to reach any agreement with Mr. Spada concerning repayment and is considering its options.” In the same filings, Aspen Group disclosed that “There is no agreement with the former chairman that this sum is due and in fact he has denied liability and even claimed that Aspen owes him money.”

The Plaintiffs’ allegations concerning imprudent management of its funds are categorically false. Aspen Group has also been advised that claims of this type can only be brought in what is called a shareholders’ derivative action where, assuming liability, the ultimate beneficiary is Aspen Group and not the Plaintiffs. Counsel has further advised the management of Aspen Group’s affairs and how its funds are expended are protected from a disgruntled stockholder’s opinion of how funds should have been spent by the business judgment rule and the provision in Aspen Group’s charter eliminating liability for such claims. The remaining breach of fiduciary duty claim falsely alleges that travel expenses and work was performed by Aspen Group on behalf of another corporation for which Aspen Group’s Chief Executive Officer then served as Chairman of the Board. Such claims are categorically false, but even if true, like the remaining breach of fiduciary claims, the ultimate beneficiary is Aspen Group and not the Plaintiffs.

The breach of contract claims consist of two distinct claims: first, Aspen University entered into a two-year Consulting Agreement in September 2011 with Mr. Spada. Aspen Group terminated the Consulting Agreement in about November 2011 after it learned of the former Chairman’s $2.2 million unauthorized borrowing without board approval alleging that the Consulting Agreement was induced by fraud.

The second claim arises from an April 4, 2012 Agreement with the Plaintiffs in which only certain of the defendants were parties, which we refer to as the “April Agreement.” Under the April Agreement, an individual defendant who has never been an officer or director of Aspen Group agreed to purchase from Spada’s corporation 400,000 shares of Aspen Group’s common stock at $0.50 per share. The complaint acknowledges that this purchase occurred. Under the April Agreement, Aspen Group also agreed (i) that it would purchase an additional 600,000 shares from Mr. Spada’s company at $0.50 per share within 90 days from the date of the April Agreement, and (ii) that Aspen Group would use its best efforts to locate a purchaser to buy another 1,400,000 shares at $0.50 per share from Mr. Spada’s company, and once that purchaser was located, to buy the shares and resell them to the new investor. Aspen Group in fact did purchase the additional 600,000 shares and Mr. Spada’s company was paid the proceeds. Aspen Group did use its best efforts to locate a new investor for the final 1,400,000 shares, however, given the fact that Aspen Group during that same timeframe was selling its own common stock at $0.35 per share, it was not able to find any buyers who would pay $0.50 per share. Also, Aspen Group’s obligation to locate a new purchaser expired under the terms of the April Agreement after 180 days, which have long passed. Under the terms of the April Agreement, the Plaintiffs agreed not to file suit against Aspen Group, Aspen University and their officers and directors, unless sued by Aspen Group or Aspen University.

Spada Delaware Litigation

On November 21, 2013, the Plaintiffs’ commenced a derivative action in the Chancery Court of the State of Delaware, asserting mirror image claims that were dismissed in New York against the directors (not the company), for breach of fiduciary duty (by making allegedly false and misleading statements in the public filings), corporate waste (for allegedly spending too much money on marketing), dilution of shareholder equity (for issuing shares which Plaintiffs themselves approved), aiding and abetting breach of fiduciary duty (based on same public filings). The directors have filed a motion to dismiss all of these claims, which motion was argued on July 15, 2014 with decision reserved.

MANAGEMENT

The following table represents our Board of Directors as of the date of this prospectus:

Name	Age	Position
Michael Mathews	52	Chairman of the Board
Michael D’Anton	56	Director
C. James Jensen	73	Director
Andrew Kaplan	48	Director
David Pasi	54	Director
Sanford Rich	56	Director
John Scheibelhoffer	52	Director
Paul Schneier	63	Director
Rick Solomon	53	Director

Biographies

Michael Mathews has served as Aspen Group’s Chief Executive Officer and a director since the Reverse Merger and as Chief Executive Officer of Aspen University since May 2011. He served as Chief Executive Officer of interclick, inc. (Nasdaq: ICLK) from August 28, 2007 until January 31, 2011. From June 2007 until it was acquired by Yahoo, Inc. (NASDAQ: YHOO) in December 2011, Mr. Mathews also served as a director of interclick. From May 15, 2008 until June 30, 2008, Mr. Mathews served as the interim Chief Financial Officer of interclick. From 2004 to 2007, Mr. Mathews served as the senior vice-president of marketing and publisher services for World Avenue U.S.A., LLC, an Internet promotional marketing company. From March 2011 until October 2012, Mr. Mathews served as the Chairman and a consultant (and from December 1, 2011 through March 19, 2012 as Executive Chairman) for Wizard World, Inc. (Other OTC: WIZD). Mr. Mathews was selected to serve as a director due to his track record of success in managing early stage and growing businesses, his extensive knowledge of the online education Internet marketing industries and his knowledge of running and serving on the boards of public companies.

Michael D’Anton has served as a director of Aspen Group since the Reverse Merger and of Aspen University for approximately six years. Since 1988, Dr. D’Anton has been an ENT physician and surgeon at ENT Allergy Associates. Dr. D’Anton was selected as a director for his experience in growing and running a successful surgery center and his knowledge of Aspen University from serving as a director prior to the Reverse Merger.

C. James Jensen has served as a director of Aspen Group since the Reverse Merger and of Aspen University since May 2011. Since 1983, Mr. Jensen has been the managing partner of Mara Gateway Associates, L.P., a privately owned real estate investment company he co-founded. Since 2006, Mr. Jensen has been the co-managing partner of Stronghurst, LLC, which provides advisory and financial services to emerging growth companies. Since April 2011, Mr. Jensen has served as a director of Sugarmade, Inc. (OTC BB: SGMD). Mr. Jensen was selected a director due to his previous service on a public company board and his experience with entrepreneurial companies.

Andrew Kaplan has served as a director of Aspen Group since June 5, 2014. From 2000 through March 2014, Mr. Kaplan was a founder and partner in Quad Partners, or Quad, a private equity firm focused exclusively on the education industry. During his tenure with Quad, Mr. Kaplan also served as a Managing Director of Quad College Group, the operational team focused on Quad’s postsecondary portfolio. Since March 2014, Mr. Kaplan has been a consultant to the education industry. Mr. Kaplan was selected as a director for his extensive knowledge of the educational industry. Through an entity he controls, Mr. Kaplan serves as s a consultant to Aspen. See “Related Person Transactions.”

David Pasi has served as a director of Aspen Group since the Reverse Merger and of Aspen University since May 2011. Since December 2010, Mr. Pasi has been a registered investment advisor under Delta Financial Group. From August 2008 until August 2010, Mr. Pasi was a risk manager at Credit Suisse. From January 2004 until June 2008, Mr. Pasi was the risk manager at Citigroup, Inc. Mr. Pasi was selected as a director because of his financial background.

Sanford Rich has served as a director of Aspen Group since March 13, 2012. Since November 2012, Mr. Rich has served as the Chief of Negotiations and Restructuring for the Pension Benefit Guaranty Corporation. From October 2011 to September 2012, Mr. Rich served as Chief Executive Officer of In The Car LLC. Mr. Rich served as a director of interclick from August 28, 2007 until June 5, 2009 and on its Audit Committee from August 2007 to June 2009. Since January 2008, Mr. Rich has served as Managing Director of Whitemarsh Capital Advisors, a broker-dealer. From May 2008 to February 2009, Mr. Rich was a Managing Director with Matrix USA LLC, a broker-dealer. Since April 2006, Mr. Rich has served as a director and Audit Committee Chairman for InsPro Technologies (OTC BB: ITCC). Mr. Rich was selected as a director for his 32 years of experience in the financial sector and his experience serving on the audit committees of public companies.

John Scheibelhoffer has served as a director of Aspen Group since the Reverse Merger and of Aspen University for approximately six years. Since 1996, Dr. Scheibelhoffer has been a physician and surgeon employed by ENT Allergy Associates. Dr. Scheibelhoffer was selected to serve as a director for his experience in running a successful surgery center and his knowledge of Aspen University from serving as a director member prior to the Reverse Merger.

Paul Schneier has served as a director of Aspen Group since the Reverse Merger and of Aspen University for approximately five years. Since April 2007, Mr. Schneier has been a Division President at PulteGroup, Inc. (NYSE: PHM), a homebuilding company. Prior to that, Mr. Schneier was a Division President at Beazer Homes USA, Inc. (NYSE: BZEH), a homebuilding company. Mr. Schneier was selected to serve as a director because of his management and legal background.

Rick Solomon has served as a director of Aspen Group since March 10, 2014. From May 2009 until May 2014, Mr. Solomon served as a portfolio manager at Verition Fund, a multi-strategy, multi-manager investment platform. Mr. Solomon was selected as a director for his experience in the investment industry.

Except for Dr. D’Anton and Mr. Pasi, who are brother-in-laws, there are no family relationships among our directors and/or executive officers.

Corporate Governance

Board Responsibilities

The Board oversees, counsels, and directs management in the long-term interest of Aspen Group and its shareholders. The Board’s responsibilities include establishing broad corporate policies and reviewing the overall performance of Aspen Group. The Board is not, however, involved in the operating details on a day-to-day basis.

Board Committees and Charters

The Board and its committees meet throughout the year and act by written consent from time to time as appropriate. The Board delegates various responsibilities and authority to its Board committees. Committees regularly report on their activities and actions to the Board. The Board currently has and appoints the members of: the Audit Committee and the Compensation Committee, which we refer to as the “Committee”. The Audit Committee has a written charter approved by the Board which can be found on our corporate website at http://ir.aspen.edu/governance-documents.

The following table identifies the independent and non-independent current Board and committee members:

Name	Independent	Audit	Compensation
Michael Mathews
Michael D’Anton	✓
David Pasi	✓	✓
C. James Jensen	✓	✓	Chairman
Andrew Kaplan
Sanford Rich	✓	Chairman
John Scheibelhoffer	✓		✓
Paul Schneier	✓		✓
Rick Solomon	✓

Director Independence

With the exception of Messrs. Mathews and Kaplan, our Board determined that all of the directors are independent in accordance with standards under the Nasdaq Listing Rules.

Our Board determined that as a result of being employed as an executive officer, Mr. Mathews is not independent under the Nasdaq Listing Rules. Additionally, our Board considered the AEK Consulting Agreement in determining that Mr. Kaplan was not independent. See “Related Person Transactions.”

Our Board has also determined that Sanford Rich, C. James Jensen and David Pasi are independent under the Nasdaq Listing Rules independence standards for Audit Committee members. Also, our Board has also determined that C. James Jensen, John Scheibelhoffer and Paul Schneier are independent under the Nasdaq Listing Rules independence standards for Compensation Committee members.

Committees of the Board of Directors

Audit Committee

The Audit Committee, which currently consists of Sanford Rich, C. James Jensen and David Pasi, reviews Aspen Group’s financial reporting process on behalf of the Board and administers our engagement of the independent registered public accounting firm. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of its examinations, the evaluations of our internal controls, and the overall quality of our financial reporting. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

Audit Committee Financial Expert

Our Board has determined that Mr. Sanford Rich is qualified as an Audit Committee Financial Expert, as that term is defined by the rules of the SEC and in compliance with the Sarbanes-Oxley Act of 2002.

Compensation Committee

The function of the Committee is to determine the compensation of our executive officers. The Committee has the power to set performance targets for determining periodic bonuses payable to executive officers and may review and make recommendations with respect to shareholder proposals related to compensation matters. Additionally, the Committee is responsible for administering the Plan.

Nominating Committee

We do not have a Nominating Committee. Each director participates in the consideration of director nominees. Our Board does not have a policy, or procedures to follow, with regard to the consideration of any director candidates recommended by our shareholders. We have never received any recommendations from shareholders and for that reason have not considered adopting any policy.

Code of Ethics

Our Board has adopted a Code of Ethics that applies to all of our employees, including our Chief Executive Officer and Chief Financial Officer. Although not required, the Code of Ethics also applies to our directors. The Code of Ethics provides written standards that we believe are reasonably designed to deter wrongdoing and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, full, fair, accurate, timely and understandable disclosure and compliance with laws, rules and regulations, including insider trading, corporate opportunities and whistle-blowing or the prompt reporting of illegal or unethical behavior. We will provide a copy, without charge, to anyone that requests one in writing to Aspen Group, Inc. 224 West 30th Street, Suite 604, New York, New York 10001, Attention: Corporate Secretary.

Communication with our Board of Directors

Although we do not have a formal policy regarding communications with the Board, shareholders may communicate with the Board by writing to us at Aspen Group, Inc., 224 West 30th Street, Suite 604, New York, New York 10001, Attention: Corporate Secretary. Shareholders who would like their submission directed to a member of the Board may so specify, and the communication will be forwarded, as appropriate.

Executive Officers

Name	Age	Position
Michael Mathews	52	Chief Executive Officer
Janet Gill	58	Chief Financial Officer
Dr. Cheri St. Arnauld	57	Chief Academic Officer
Gerald Wendolowski	29	Chief Operating Officer
Angela Siegel	35	Executive Vice President of Marketing

See above for Mr. Michael Mathews’ biography.

Janet Gill has been Aspen Group’s interim Chief Financial Officer since March 11, 2014. From September 2012 until March 11, 2014, Ms. Gill was the Company’s Controller. From 2003 until August 2012, Ms. Gill was a consultant for Resources Global Professionals, a professional services firm that helps business leaders execute internal initiatives. Ms. Gill is a Certified Public Accountant (inactive) in New York.

Cheri St. Arnauld has been Aspen Group’s Chief Academic Officer since March 6, 2014. From January 2012 until March 6, 2014, Dr. St. Arnauld was an educational consultant for the St. Arnauld Group. From August 2008 until January 2012, Dr. St. Arnauld was the Provost and Chief Academic Officer at Grand Canyon University.

Gerard Wendolowski has been Aspen Group’s Chief Operating Officer since March 11, 2014. Since May 2011, Mr. Wendolowski has been the Senior Vice President of Marketing and Business Development at Aspen University. From January 2008 until May 2011, Mr. Wendolowski was the Vice President of Marketing at Atrinsic, Inc., a digital marketing firm.

Angela Siegel has been Aspen Group’s Executive Vice President of Marketing since January 1, 2012. Ms. Siegel has responsibility for the online lead generation and the Office of Enrollment. From July 2010 until December 2011, Ms. Siegel was the Director of Compliance and Enrollment Analytics at Ward Media, Inc., or Ward, a lead generation marketing agency. From January 2010 until July 2010, Ms. Siegel was the Chief Marketing Officer at the Jack Welch Management Institute at Chancellor University. From October 2008 until January 2010, Ms. Siegel was the Director of Enrollment Marketing at Ward. From July 2004 until October 2008, Ms. Siegel was the Online Marketing Manager at Grand Canyon Education, Inc. (NASDAQ: LOPE), a regionally accredited provider of post-secondary education including online as well as traditional ground programs.

EXECUTIVE COMPENSATION

The following information is related to the compensation paid, distributed or accrued by us to our Chief Executive Officer (principal executive officer) and the two other most highly compensated executive officers serving as of April 30, 2014, whose total compensation exceeded $100,000. We refer to these persons as the “Named Executive Officers.”

Fiscal 2014 Summary Compensation Table

Name and Principal Position (a)	Year (b)(1)	Salary ($)(c)	Option Awards ($)(f)(2)	Total ($)(j)

Michael Mathews (3)	Fiscal year ended	100,000	—	100,000
Chief Executive Officer	April 30, 2014
	Four months ended	33,333	—	33,333
	April 30, 2013
	Fiscal year ended	225,702	647,249	872,951
	December 31, 2012

Gerard Wendolowski (4)	Fiscal year ended	175,000	30,000	205,000
Chief Operating Officer	April 30, 2014

Janet Gill (5)	Fiscal year ended	150,000	15,000	165,000
Chief Financial Officer	April 30, 2014

———————

(1)	Year: In accordance with SEC regulations, as a result of the transition of our fiscal year end to April 30, we are including more than two years of compensation information in this table.
(2)

Option Awards: These amounts do not reflect the actual economic value realized by the Named Executive Officers. The amounts in this column represent the fair value of the award as of the grant date as computed in accordance with FASB ASC Topic 718 and the SEC disclosure rules. Pursuant to SEC rules, the amounts shown disregard the impact of estimated forfeitures related to service-based vesting conditions. All of the options granted to the Named Executive Officers are exercisable at $0.19 per share over a five-year period. For a further description of the Option Awards, see the disclosure following this Summary Compensation Table.

(3)

Mathews: Salary for 2014 and the four months ended April 30, 2013 consists of cash compensation. Salary for 2012 consists of (i) $106,250 of cash compensation, (ii) a 288,911 option grant for forgiving $101,119 of deferred cash compensation and (iii) a 166,666 option grant as consideration for reducing his base salary.  The amounts of cash compensation forgiven or waived in the preceding sentence will not add up to the total in the table as a result of different valuations based on SEC rules. The amount under 2012 Option Awards is comprised of (i) a 2,900,000 option grant in September 2012 and (ii) a 300,000 option grant and a 500,000 option grant in March 2012. See below for a further description of these option grants.

(4)	Wendolowski: Salary consists of cash compensation. Option Awards is comprised of a 500,000 grant in March 2014.
(5)	Gill: Salary consists of cash compensation. Option Awards is comprised of a 25,000 grant in July 2013 and a 200,000 grant in March 2014.

Named Executive Officer Employment Agreements or Arrangements

Michael Mathews. In July 2011, Aspen entered into a four-year Employment Agreement with Michael Mathews to serve as its Chief Executive Officer. The Employment Agreement provided that Mr. Mathews was to receive a base salary of $250,000 per year. In March 2012, Mr. Mathews was granted a total of 800,000 five-year options exercisable at $1.00 per share (vesting annually over a three-year period with the first vesting date being one-year from the grant date).

On December 31, 2011, Mr. Mathews’ agreed to amend his Employment Agreement whereby he agreed to waive 50% of his salary that would have otherwise accrued. Additionally, effective January 1, 2012, Mr. Mathews agreed to defer 50% of his base salary until such time as he or our Board determined that we had sufficient cash flow to pay the previously agreed upon amount. In consideration for forgiving deferred salary, Mr. Mathews was granted 288,911 fully-vested five-year stock options, exercisable at $0.35 per share to settle deferred salaries.

As of August 31, 2012, Mr. Mathews agreed to reduce his base salary to $100,000 per year for the remainder of 2012. In consideration for reducing his salary, Mr. Mathews was granted 166,666 five-year stock options. These stock options were exercisable at $0.35 per share and have vested.

On September 4, 2012, our Board granted Mr. Mathews up to 2,900,000 five-year options exercisable at $0.35 per share (vesting annually over a four-year period with the first vesting date being one-year from the grant date).

Effective May 16, 2013, Aspen Group and Mr. Mathews entered into a three-year Employment Agreement. In accordance with the Employment Agreement, Mr. Mathews will receive a base salary of $250,000 per year; however, his base salary will be $100,000 per year until the Compensation Committee determines that Aspen Group’s cash position permits an increase to $250,000 a year. In contrast to his old Employment Agreement described above, the amended Employment Agreement does not include any guaranteed annual bonuses.  As of the date of this prospectus, Mr. Mathews’ base salary continues to be $100,000 per year.

All of the stock options described under the Summary Compensation Table have been re-priced to $0.19 per share.

In addition to his base salary, Mr. Mathews is eligible to earn an annual performance bonus equal to 25%, 50% or 100% of his then base salary which we refer to as the “Target Bonus,” based upon the achievement of performance milestones established by the Compensation Committee at the beginning of each fiscal year. The earning of the Target Bonus is subject to Aspen Group having at least $2,000,000 in available cash after deducting both target bonuses for that fiscal year which we refer to as the “Cash Threshold.” If Aspen Group is unable to pay the target bonuses as a result of not meeting the Cash Threshold, Mr. Mathews shall be entitled to receive the Target Bonus in Aspen Group’s common stock if Aspen Group had positive Adjusted Earnings Before Interest Taxes Depreciation and Amortization, which we refer to as “Adjusted EBITDA Threshold,” during the applicable fiscal year. If Aspen Group is unable to pay the Target Bonus as a result of not meeting the Cash Threshold or the Adjusted EBITDA Threshold, no Target Bonus will be earned for that fiscal year. Further, if no target performance goals are established within three months of the beginning of a fiscal year, no Target Bonus can be earned for that fiscal year.  There were no target performance goals established for fiscal 2015.

Gerard Wendolowski.  Mr. Wendolowski receives $175,000 under an oral employment arrangement.

Janet Gill.  Ms. Gill receives $150,000 under an oral employment arrangement.

Termination Provisions

Under his Employment Agreement, Mr. Mathews is entitled to severance payments. All of the termination provisions are intended to comply with Section 409A of the Internal Revenue Code of 1986, or the Code, and the Regulations thereunder. In the event of death, total disability, dismissal without cause or resignation for Good Reason, he will receive six months base salary and immediate vesting of unvested equity. Immediately upon a change of control event, he will receive 18 months base salary and immediate vesting of unvested equity. Change of control is defined in their Employment Agreements as Change of Control is defined under 409A of the Code. Generally, Good Reason is defined as a material diminution in the executives’ authority, duties or responsibilities due to no fault of his own (unless he has agreed to such diminution); or (ii) any other action or inaction that constitutes a material breach by Aspen Group under the Employment Agreement; or (iii) a relocation of his principal place of employment to a location which is not pre-approved by him.

Outstanding Equity Awards as of April 30, 2014

Listed below is information with respect to unexercised options, stock that has not vested and equity incentive awards for each Named Executive Officer as of April 30, 2014:

Outstanding Equity Awards At 2014 Fiscal Year-End

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)

Michael Mathews	200,000	100,000(1)	0.19	3/15/17
	333,333	166,667(2)	0.19	3/22/17
	288,911	0	0.19	10/23/17
	166,666	0	0.19	10/23/17
	725,000	2,175,000(3)	0.19	9/4/17

Gerard Wendolowski	66,667	33,333(1)	0.19	3/15/17
	16,667	33,333(4)	0.19	12/17/17
	50,000	100,000(5)	0.19	2/28/18
	0	500,000(6)	0.19	3/1/19

Janet Gill	25,000	50,000(7)	0.19	10/23/17
	0	25,000(8)	0.19	7/3/18
	0	200,000(9)	0.19	3/1/19

———————

(1)	Vest on March 14, 2015.
(2)	Vest on March 20, 2015.
(3)	Vest in three equal increments on September 4, 2014, September 4, 2015, and September 4, 2016.
(4)	Vest in two equal increments on December 17, 2014 and 2015.
(5)	Vest in two equal increments on February 28, 2015 and 2016.
(6)	Vest in three equal increments on March 2, 2015, March 2, 2016 and March 2, 2017.
(7)	Vest in two equal increments on October 23, 2014 and 2015.
(8)	One-third vested on July 2, 2014. The remaining unvested amount vest in two equal increments on July 3, 2015 and 2016.
(9)	Vest in three equal annual increments on March 1, 2015, 2016 and 2017.

Risk Assessment Regarding Compensation Policies and Practices as they Relate to Risk Management

Our compensation program for employees does not create incentives for excessive risk taking by our employees or involve risks that are reasonably likely to have a material adverse effect on us. Our compensation has the following risk-limiting characteristics:

•

Our base pay programs consist of competitive salary rates that represent a reasonable portion of total compensation and provide a reliable level of income on a regular basis, which decreases incentive on the part of our executives to take unnecessary or imprudent risks;

•

A portion of executive incentive compensation opportunity is tied to long-term incentive compensation that emphasizes sustained performance over time. This reduces any incentive to take risks that might increase short-term compensation at the expense of longer term company results;

•

Awards are not tied to formulas that could focus executives on specific short-term outcomes;

•

Equity awards may be recovered by us should a restatement of earnings occur upon which incentive compensation awards were based, or in the event of other wrongdoing by the recipient; and

•

Equity awards, generally, have multi-year vesting which aligns the long-term interests of our executives with those of our shareholders and, again, discourages the taking of short-term risk at the expense of long-term performance.

Director Compensation

We do not pay cash compensation to our directors for service on our Board and our employees do not receive compensation for serving as members of our Board. Directors are reimbursed for reasonable expenses incurred in attending meetings and carrying out duties as board and committee members. Under the Plan, our non-employee directors receive grants of stock options as compensation for their services on our Board, as described above. Because we do not pay compensation to employee directors, Mr. Michael Mathews was not compensated for his service as a director and is omitted from the following table.

Fiscal 2014 Director Compensation

Name (a)	Option Awards ($)(d)(1)(2)	Total ($)(j)

Michael D’Anton	5,000	5,000

C. James Jensen	23,000	23,000

David Pasi	5,000	5,000

Sanford Rich	23,000	23,000

John Scheibelhoffer	5,000	5,000

Paul Schneier	5,000	5,000

Rick Solomon	0	0

———————

(1)

The amounts in this column represent the fair value of the award as of the grant date as computed in accordance with FASB ASC Topic 718 and the SEC disclosure rules. These amounts represent awards that are paid in options to purchase shares of our common stock and do not reflect the actual amounts that may be realized by the directors.

(2)

On December 20, 2013, Aspen Group granted to each of its non-employee directors 100,000 stock options exercisable at $0.17 per share. The options vest in four equal annual increments over a four year period with the first vesting date being one year from the grant date. Additionally, in October 2013, Messrs. Rich and Jensen were each granted 150,000 stock options exercisable at $0.35 per share (re-priced to $0.19 in April 2014). These options vest in three equal increments over a three year period subject to continued service with the first vesting date being one year from the grant date.

As a result of being appointed after the end of our fiscal year end, the Director Compensation Table does not include Mr. Andrew Kaplan.

In conjunction with the final closing of our recent private placement, Aspen has granted 2,600,000 stock options to its Board (with 75% granted to Mr. Mathews and 25% pro rata to the remaining eight directors). The options are exercisable for five years (beginning at such time as Aspen increases its authorized common stock to 250,000,000) at $0.155 per share. The options vest in three equal annual increments with the first vesting date being September 4, 2015, subject to continued service as a director on the applicable vesting date. In September 2014, we granted 100,000 five-year options to each of Andrew Kaplan and Rick Solomon exercisable at $0.20 per share. The options vest annually over a four year period subject to continued service with the first vesting date on April 17, 2015.

PRINCIPAL SHAREHOLDERS

The following table sets forth the number of shares of Aspen Group’s common stock beneficially owned as of September 26, 2014 by (i) those persons known by Aspen Group to be owners of more than 5% of its common stock, (ii) each director (iii) the Named Executive Officers (as disclosed in the Summary Compensation Table), and (iv) Aspen Group’s executive officers and directors as a group. Unless otherwise specified in the notes to this table, the address for each person is: c/o Aspen Group, Inc. 224 West 30th Street, Suite 604, New York, New York 10001.

Title of Class	Beneficial Owner	Amount of Beneficial Ownership (1)	Percent Beneficially Owned (1)

Named Executive Officers:
Common Stock	Michael Mathews (2)	9,933,717	8.4%
Common Stock	Gerard Wendolowski (3)	133,333	*
Common Stock	Janet Gill (4)	1,033,333	*

Directors:
Common Stock	Michael D’Anton (5)	2,819,407	2.5%
Common Stock	C. James Jensen (6)	1,385,793	1.2%
Common Stock	Andrew Kaplan (7)	0	0%
Common Stock	David Pasi (8)	943,511	*
Common Stock	Sanford Rich (9)	142,917	*
Common Stock	John Scheibelhoffer (10)	2,771,313	2.5%
Common Stock	Paul Schneier (11)	1,523,817	1.3%
Common Stock	Rick Solomon (12)	2,661,580	2.4%
Common Stock	All directors and executive officers as a group (13 persons)	23,656,221	19.4%

5% Shareholders:
Common Stock	Leon G. Cooperman (13)	11,241,435	9.99%
Common Stock	Sophrosyne Capital, LLC (14)	11,241,435	9.99%
Common Stock	Alpha Capital Anstalt (15)	6,098,465	5.4%
Common Stock	Alvin Fund LLC (16)	5,976,211	5.2%
Common Stock	Global Undervalued Securities Master Fund, LP (17)	7,260,000	6.3%

———————

* Less than 1%.

(1)

Beneficial Ownership Note. Applicable percentages are based on 112,526,881 shares outstanding as of September 26, 2014 (which does not include treasury shares). Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days whether upon the exercise of options, warrants or conversion of notes. Unless otherwise indicated in the footnotes to this table, Aspen Group believes that each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock indicated as beneficially owned by them. This table does not include any unvested stock options except for those vesting within 60 days. All of the directors, officers, and Sophrosyne have agreed not to exercise their options, warrants and/or convert their notes until such time as Aspen Group increases its authorized capital.

(2)

Mathews. Mr. Mathews is our Chairman and Chief Executive Officer. Includes: (i) 1,842,106 shares underlying warrants, (ii) 1,157,143 shares issuable upon the conversion of two convertible notes, (iii) 117,943 shares pledged as collateral for a receivable and (iv) 2,438,910 vested stock options.

(3)	Wendolowski. Mr. Wendolowski is our Chief Operating Officer. Represents vested stock options.
(4)	Gill. Ms. Gill is our Chief Financial Officer. Includes 58,333 vested stock options and 325,000 shares issuable upon exercise of warrants.
(5)

D’Anton. Dr. D’Anton is a director. Includes 177,645 shares of common stock held as custodian for the benefit of Dr. D’Anton’s children. Also includes (i) 2,215,747 shares of common stock, (ii) 263,158 shares underlying warrants and (iii) 162,857 vested stock options held directly by Dr. D’Anton.

(6)	Jenson. Mr. Jenson is a director. Includes 263,158 shares underlying warrants and 100,000 vested stock options.
(7)	Kaplan. Mr. Kaplan is a director.
(8)	Pasi. Mr. Pasi is a director. Includes 263,158 shares underlying warrants and 100,000 vested stock options.
(9)	Rich. Mr. Rich is a director. Includes 116,667 vested stock options.
(10)

Scheibelhoffer. Dr. Scheibelhoffer is a director. Includes 192,408 shares of common stock held as custodian for the benefit of Dr. Scheibelhoffer’s children. Also includes (i) 2,408,155 shares of common stock, (ii) 263,158 shares underlying warrants and (iii) 100,000 vested stock options held directly by Dr. Scheibelhoffer.

(11)	Schneier. Mr. Schneier is a director. Includes 263,158 shares underlying warrants and 100,000 vested stock options.
(12)	Solomon. Mr. Solomon is a director. Includes 1,315,790 shares underlying warrants.
(13)

Cooperman.  Does not include shares underlying warrants which contain a blocker provision which prohibits the exercise of the warrants if it would cause the reporting person to exceed 9.99% beneficial ownership in Aspen’s securities (the “9.99% Blocker”). If not for the Blocker, the reporting person would beneficially own in excess of 9.99%. Address is 810 7th Ave., 33rd floor New York, NY 10019.

(14)

Sophrosyne. Approximately 1.6 million of the 2.8 million warrants held by the reporting person are subject to the 9.99% Blocker.  If not for the 9.99% Blocker, the reporting person would beneficially own in excess of 10%. Sophrosyne Capital LLC is a registered Investment Adviser and Benjamin Taylor, its managing member, has the power to vote and dispose of the securities held by various funds for which the reporting person serves as the Investment Adviser. Address is 156 East 36th Street, at 2 Sniffen Court, New York, NY 10016.

(15)

Alpha. Address is Pradafant 7, Furstentums 9490, Vaduz, Liechtenstein. Ownership is based on our transfer records. See “Related Person Transactions” for a description of a voting proxy granted by Alpha.

(16)

Alvin Fund.  Includes 1,612,904 shares underlying warrants. George Melas-Kyriazi, the general partner of the reporting person, has the power to vote and dispose of the securities. Address is c/o APC, 60 Madison Avenue, Suite 1215, New York, NY 10010.

(17)

Global Undervalued. Includes 2,420,000 shares underlying warrants. James K. Phillips has the power to vote and dispose of the securities. Address is 301 Commerce Street, Ste. 1900, Fort Worth, TX 76102.

SELLING SHAREHOLDERS

The following table provides information about each selling shareholder listing how many shares of our common stock they own on the date of this prospectus, how many shares are offered for sale by this prospectus, and the number and percentage of outstanding shares each selling shareholder will own after the offering assuming all shares covered by this prospectus are sold. All selling shareholders purchased the securities being registered in private placements where Aspen Group agreed to register the shares of common stock and the shares of common stock underlying warrants. Three of our directors were investors, and we are only registering the securities purchased in the private placements and not other shares they own. Except as disclosed in this prospectus, none of the selling shareholders have had any position, office, or material relationship with us or our affiliates within the past three years. The information concerning beneficial ownership has been taken from our stock transfer records and information provided by the selling shareholders. Information concerning the selling shareholders may change from time to time, and any changed information will be set forth if and when required in prospectus supplements or other appropriate forms permitted to be used by the SEC.

We do not know when or in what amounts a selling shareholder may offer shares for sale. The selling shareholders may not sell any or all of the shares offered by this prospectus. Because the selling shareholders may offer all or some of the shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, all of the shares covered by this prospectus will be sold by the selling shareholders.

Unless otherwise indicated, the selling shareholders have sole voting and investment power with respect to their shares of common stock. All of the information contained in the table below is based upon information provided to us by the selling shareholders, and we have not independently verified this information. The selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares beneficially owned, all or a portion of the shares beneficially owned in transactions exempt from the registration requirements of the Securities Act of 1933, or the Securities Act.

The number of shares outstanding and the percentages of beneficial ownership are based on 112,526,881 shares of our common stock issued and outstanding as of September 22, 2014, plus 19,310,119 shares underlying warrants which are being registered hereunder. For the purposes of the following table, the number of shares common stock beneficially owned has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, or the Exchange Act, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which a selling shareholder has sole or shared voting power or investment power and also any shares which that selling shareholder has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option, warrant or other rights.

Name (1)	Number of securities beneficially owned before offering	Number of securities to be offered	Number of securities beneficially owned after offering	Percentage of securities beneficially owned after offering

Sophrosyne Capital, LLC (2)	13,348,292	1,285,490	12,062,802	9.1%
Michael D'Anton (3)	2,819,407	172,395	2,647,012	2.0%
John Scheibelhoffer (4)	2,771,313	192,408	2,578,905	2.0%
Paul Schneier (5)	1,523,816	150,000	1,373,816	1.0%
C. James Jensen (6)	1,385,792	450,000	935,792	*
Sterne Agee & Leach Inc. C/F Matthew D. Eitner SEP/IRA	214,285	71,428	142,857	*
Sterne Agee & Leach Inc. C/F Pamela V. Yazgi R/O IRA	192,090	38,418	153,672	*
Sterne Agee & Leach Inc. C/F Nabil M. Yazgi R/O IRA	588,032	117,606	470,426	*
Kevin P. McCarthy	196,009	39,201	156,808	*
Christine Callahan	98,002	19,600	78,402	*
Edward G. Cullen	476,899	78,404	398,495	*
Joe S. Maiz	98,002	19,600	78,402	*
Sterne Agee & Leach Inc. C/F Gary A. Washauer IRA	98,002	19,600	78,402	*
Bruno J. Casatelli	39,202	7,840	31,362	*
Benjamin Hasty	156,808	31,362	125,446	*
Allan D. Carlson	39,202	7,840	31,362	*

Name (1)	Number of securities beneficially owned before offering	Number of securities to be offered	Number of securities beneficially owned after offering	Percentage of securities beneficially owned after offering
Sterne Agee & Leach Inc. C/F Robert P. Vilker IRA	98,002	19,600	78,402	*
Sterne Agee & Leach Inc. C/F John L. Sommer IRA	303,151	74,915	228,236	*
Lisa Askenase Konsker	196,009	39,201	156,808	*
L. Dean Fox	97,457	19,491	77,966	*
William R. Coole	97,457	19,491	77,966	*
Thomas G. Hoffman	97,457	19,491	77,966	*
Fredric Tordella	194,912	38,982	155,930	*
George M. Zelinski	97,457	19,491	77,966	*
David and Haya Perlmutter JTWROS	97,457	19,491	77,966	*
Jan Cees Marijt	38,981	7,796	31,185	*
Michael Engdall & Susan Engdall JTWROS	155,931	31,186	124,745	*
Suleiman Al Hedaithy	116,759	23,352	93,407	*
Sterne Agee & Leach C/F Sean Brennan Rollover IRA	124,744	24,949	99,795	*
Billy W. Harris	97,457	19,491	77,966	*
Michael B. Carroll and Sheila J. Carroll JTWROS	292,371	58,474	233,897	*
Ronald R. Brooks and Lavonne N. Brooks JTWROS	97,457	19,491	77,966	*
Andrew Charles Good and Fiona McPhee JTWROS	77,713	15,542	62,171	*
Spencer & Kelly Kimball JTWROS	97,141	19,428	77,713	*
Ulrich Kuhn	97,141	19,428	77,713	*
Per Arvid Schoyen	194,288	38,857	155,431	*
Cary V. Sorensen	155,428	31,086	124,342	*
Mark Tonkin	50,514	10,103	40,411	*
Hubert Wieser	116,571	23,314	93,257	*
Scott L. Byer	77,713	15,542	62,171	*
Phillip Todd Herndon	388,573	77,714	310,859	*
Richa Datta & Sanjoy Kumar Datta JTWROS	97,141	19,428	77,713	*
Daniel E. Larson	46,428	9,285	37,143	*
Sara Kuchrawy Living Trust	387,217	77,443	309,774	*
Triage Capital Management L.P.	396,614	79,322	317,292	*
Greenstone Investments LLC	198,254	39,650	158,604	*
David Hickok	292,371	58,474	233,897	*
Timothy J. Rosio	107,144	35,715	71,429	*
Timothy Allen	450,000	150,000	300,000	*
Charles J. Miller III	214,286	71,429	142,857	*
William J. Lipkin	214,286	71,429	142,857	*
Linda Baboulis	214,286	71,429	142,857	*
Edward L. Rucinski	225,000	75,000	150,000	*
Thomas Story	75,000	25,000	50,000	*
David Garrity (7)	675,609	25,000	650,609	*
Carl W. Pittman (8)	150,000	50,000	100,000	*
Alvin Fund LLC (9)	5,976,211	350,000	5,626,211	4.2%
Gregg A. Kattine	300,000	100,000	200,000	*
Powers Private Equity LLC (10)	1,071,429	357,143	714,286	*
Adam Biedrzycki	300,000	100,000	200,000	*	%
Andrew Bellamy	150,000	50,000	100,000	*
Anthony D'Amato	42,856	14,285	28,571	*
David Cantwell	107,013	35,671	71,342	*
Island Capital Nominees Ltd. (11)	600,000	200,000	400,000	*
Jan-Hendrik Spilgies	85,713	28,571	57,142	*
Jay Eisen	167,347	12,500	154,847	*
Lee John Westwood	171,427	57,142	114,285	*
Maarten Haast	24,856	8,285	16,571	*
Matura Family Trust UA 05.26.1998	214,285	71,428	142,857	*
Michael H. Pentecost	150,000	50,000	100,000	*

Name (1)	Number of securities beneficially owned before offering	Number of securities to be offered	Number of securities beneficially owned after offering	Percentage of securities beneficially owned after offering
Pershing Nominees LTD: IMCLT	170,604	56,868	113,737	*
Samuel Gorman	150,000	50,000	100,000	*
Sterne Agee & Leach c/f Ralph Wallis Kettell II SEP IRA	47,142	15,714	31,428	*
Hillair Capital Investments L.P. (12)	14,451,613	14,451,613	0	0%

———————

*	Less than 1%.
(1)

For all of the selling shareholders who are not natural persons, unless noted otherwise, the investment managers, general partners, trustees or principals named in the footnotes below have the sole voting and dispositive power over the shares held by the selling shareholders.

(2)

The selling shareholder is a registered Investment Adviser and Benjamin Taylor, its managing member, has the power to vote and dispose of the securities held by various funds for which the selling shareholder serves as the Investment Adviser. See Note 14 to the Principal Shareholder Table above for disclosure regarding the 9.99% Blocker contained in certain warrants held by the selling shareholder.

(3)

The securities were purchased by Dr. Michael D'Anton, a director of Aspen Group, as custodian for Trevor D’Anton, Michael D'Anton II and Ashley D’Anton, his children. Also includes shares of common stock individually held by Dr. D’Anton.

(4)

The securities were purchased by Dr. John Scheibelhoffer, a director of Aspen Group, as custodian for Alec Scheibelhoffer, Danielle Scheibelhoffer and Krista Scheibelhoffer, his children. Also includes shares of common stock individually held by Dr. Scheibelhoffer.

(5)	The selling shareholder is a director of Aspen Group.
(6)	The selling shareholder is a director of Aspen Group.
(7)	The selling shareholder is a former executive officer of Aspen Group.
(8)	The securities are held in the selling shareholder’s IRA.
(9)	George Melas-Kyriazi has the power to vote and dispose of the securities held by the selling shareholder.
(10)	Frederic Powers has the power to vote and dispose of the securities held by the selling shareholder.
(11)	David Sykes has the power to vote and dispose of the securities held by the selling shareholder.
(12)

Scott Kaufman has the power to vote and dispose of the securities held by the selling shareholder. The warrants issued to the selling shareholder contain a blocker limiting conversions or exercises to 4.99% of Aspen Group’s outstanding shares of common stock. Therefore, the number of shares beneficially owned by the selling shareholder has been limited to 4.99% in the second column of this table; however, this prospectus includes all of the shares underlying the warrants issued to the selling shareholder.

RELATED PERSON TRANSACTIONS

Since May 1, 2012, aside from the executive officer and director compensation arrangements discussed below, the following are transactions to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed the lesser of $120,000 or 1% of the average of our total assets at the end of the last two fiscal years (or approximately $34,900) and in which any of our directors, executive officers or holders of more than 5% of our stock, or any immediate family member of or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Since May 2012, our directors and executive officers have purchased securities in Aspen Group’s private placement offerings of which the largest investment was a purchase of $200,000 by Mr. Mathews in March 2014. The investments were on the same terms as other investors.

On August 14, 2012, Mr. Mathews loaned Aspen Group $300,000 in exchange for a convertible demand note bearing interest at 5% per annum. The note is convertible at $0.35 per share, and the due date was extended to January 1, 2016. In March 2012, Mr. Mathews loaned Aspen $300,000 in exchange for a convertible note bearing interest at 0.19% per annum. The note is convertible at $1.00 per share, and the due date was extended to January 1, 2016.

On April 10, 2012, Higher Education Management Group, Inc., or HEMG, and its president, Patrick Spada, or Spada, Aspen Group and one other person entered into an Agreement, which we refer to as the “April Agreement,” under which HEMG sold 400,000 shares of common stock of Aspen Group for $200,000 to individuals who were not executive officers or directors of Aspen Group. In connection with the April Agreement, Aspen Group guaranteed that it would purchase 600,000 shares at $0.50 per share within 90 days of the April Agreement and agreed to use its best efforts to purchase an additional 1,400,000 shares of common stock at $0.50 per shares within 180 days from the date of the April Agreement. A group of predominately existing shareholders purchased 336,000 shares of common stock at $0.50 per share and Aspen Group purchased 264,000 shares at $0.50 per share. Aspen Group purchased the shares after the 90 day period had expired; Spada cashed the check without reserving his rights or protesting the late payment. We have been advised by counsel that this means that the April Agreement of HEMG and Spada not to sue us is binding.

No additional shares were purchased at that time because Aspen Group could not sell its own common stock at a price that high. In December 2012, Aspen Group purchased 200,000 of HEMG's shares for $0.35 per share. Provided that HEMG and Mr. Spada meet their obligations under the April Agreement, Aspen Group agreed to allow HEMG and Mr. Spada to privately sell up to 500,000 shares privately which are subject to the lock-up agreement described above provided that the purchaser agreed to be bound by the terms of the lock-up. Additionally, under the April Agreement, HEMG and Mr. Spada agreed not to commence any lawsuit, or cooperate in any lawsuit against us, except in an action, claim or lawsuit which is brought against HEMG or Mr. Spada by us in which case HEMG and Mr. Spada may assert any counterclaim or cross-claim against Aspen. Additionally, Aspen agreed to extend the due date on a $772,793 receivable due from HEMG (for purchases of software which were never paid for) to September 30, 2014.

On July 1, 2013, Mr. Mathews loaned Aspen Group $1 million and was issued a $1 million Promissory Note due December 31, 2013 (which has been extended to January 1, 2016).  The Promissory Note bears 10% interest per annum, payable monthly in arrears.

Mr. Mathews’ son is employed by Aspen Group as its marketing manager and is paid a salary of $40,000 per year.

Effective May 29, 2014, Aspen Group entered into a consulting agreement with AEK Consulting LLC, or AEK, a company controlled by Mr. Andrew Kaplan, a director, pursuant to which AEK acts as a strategic advisor providing educational, business and financial advice services to Aspen Group. In exchange for its services, AEK will be paid $120,000, provided that Aspen Group achieves certain business objectives. In addition, AEK was issued 800,000 restricted stock units, vesting quarterly over 18 months subject to Aspen Group’s achievement of certain business objectives and other conditions.  As of the date of this prospectus, none of the business objectives or conditions have been met.

In March 2014, Aspen Group and Michael Matte, our former Chief Financial Officer, entered into a Consulting Agreement whereby Mr. Matte will provide consulting services and be paid a total of $150,000 beginning in November 2014. As of the date of this prospectus, Aspen Group had placed $60,000 in escrow related to this Agreement.

In July 2014, Aspen Group issued 1,750,000 shares of common stock to Alpha Capital Anstalt, or Alpha, a 5% shareholder, in consideration for its waiving certain price protection rights held by it and for providing legal counsel of Aspen Group with a proxy to vote Alpha’s shares in favor increasing Aspen Group’s authorized capital at the fiscal 2015 annual shareholders meeting.  Additionally, on July 29, 2014 and September 4, 2014, Sophrosyne Capital, LLC, a 5% shareholder, invested $380,000 and $375,000, respectively, in Aspen Group’s private placement on terms identical to other investors in the offering.

DESCRIPTION OF SECURITIES

We are authorized to issue 120,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of the date of this prospectus, 112,526,881 shares of common stock and 0 shares of preferred stock are outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. There is no cumulative voting in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the board of directors out of funds legally available for payment of dividends subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities.

Preferred Stock

We are authorized to issue 10,000,000 shares of $0.001 par value preferred stock in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our board of directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by shareholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock.

The following discussion of our common stock is qualified in its entirety by our Certificate of Incorporation, our Bylaws and by the full text of the agreements pursuant to which the securities were issued. We urge you to review these documents, copies of which have been filed with the SEC, as well as the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of our securities.

Our charter documents include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our shareholders. Certain of these provisions are summarized in the following paragraphs.

Effects of authorized but unissued common stock and blank check preferred stock. One of the effects of the existence of authorized but unissued common stock and undesignated preferred stock may be to enable our to make more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, our Board were to determine that a takeover proposal was not in our best interest, such shares could be issued by our Board without shareholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent shareholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

In addition, our Certificate of Incorporation grants our Board broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of us.

Cumulative Voting. Our Certificate of Incorporation does not provide for cumulative voting in the election of directors which would allow holders of less than a majority of the stock to elect some directors.

Vacancies. Our bylaws provide that vacancies on the Board may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

Special Meeting of Shareholders. A special meeting of shareholders may only be called by the Board.

Anti-takeover Effects of Delaware Law

We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various “business combination” transactions such as a merger with any interested shareholder which includes, a shareholder owning 15% of a corporation’s outstanding voting securities, for a period of three years after the date in which the person became an interested shareholder, unless:

●	The transaction is approved by the corporation’s Board prior to the date the shareholder became an interested shareholder;
●

Upon closing of the transaction which resulted in the shareholder becoming an interested shareholder, the shareholder owned at least 85% of the shares of stock entitled to vote generally in the election of directors of the corporation outstanding excluding those shares owned by persons who are both directors and officers and specified types of employee stock plans; or

●	On or after such date, the business combination is approved by the Board and at least 66 2/3% of outstanding voting stock not owned by the interested shareholder.

A Delaware corporation may opt out of Section 203 with either an express provision in its original Certificate of Incorporation or an amendment to its Certificate of Incorporation or Bylaws approved by its shareholders. We have not opted out of this Statute. This Statute could prohibit, discourage or delay mergers or other takeover attempts to acquire us.

PLAN OF DISTRIBUTION

The selling shareholders of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
●	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	a combination of any such methods of sale; or
●	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed Aspen that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. With the exception of shares sold by Hillair, in no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

Aspen is required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) the date on which all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Transfer Agent

Action Stock Transfer Corp. is our transfer agent located at 2469 E. Fort Union Boulevard, Suite 214, Salt Lake City, Utah 84121.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Nason, Yeager, Gerson, White & Lioce, P.A., West Palm Beach, Florida. An employee of this firm beneficially owns 957,422 shares of common stock of Aspen Group and five-year warrants to purchase 332,581 shares of common stock of Aspen Group.

EXPERTS

The consolidated financial statements appearing in this prospectus and registration statement for the fiscal year ended April 30, 2014, the four months ended April 30, 2013 and the year ended December 31, 2012 have been audited by Salberg & Company, P.A., an independent registered public accounting firm, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including the exhibits, schedules, and amendments to this registration statement, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus, which is part of the registration statement, does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of our common stock to be sold in this offering, we make reference to the registration statement. Although this prospectus contains all material information regarding us, statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance we make reference to the copy of such contract, agreement, or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. We also file periodic reports and other information with the SEC. You may read and copy all or any portion of the registration statement or any other information, which we file at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549, on official business days during the hours of 10:00 AM to 3:00 PM. We also file periodic reports and other information with the SEC. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC’s website, www.sec.gov.

Aspen Group, Inc. and Subsidiaries

Index to Consolidated Financial Statements

Page
Condensed Consolidated Balance Sheets	F-2
Condensed Consolidated Statements of Operations (Unaudited)	F-4
Condensed Consolidated Statements of Changes in Stockholders Deficiency (Unaudited)	F-5
Condensed Consolidated Statements of Cash Flows (Unaudited)	F-6
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-8

Report of Independent Registered Public Accounting Firm	F-22
Consolidated Balance Sheets as of April 30, 2014 and 2013	F-23
Consolidated Statements of Operations for the year ended April 30, 2014, the four months ended April 30, 2013 and 2012 (unaudited) and for the year ended December 31, 2012	F-25
Consolidated Statements of Changes in Stockholders' Equity (Deficiency) for the year ended April 30, 2014, the four months ended April 30, 2013, and for the year ended December 31, 2012	F-26
Consolidated Statements of Cash Flows for the year ended April 30, 2014, the four months ended April 30, 2013 and 2012 (unaudited) and for the year ended December 31, 2012	F-27
Notes to Consolidated Financial Statements	F-29

ASPEN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	July 31,	April 30,
	2014	2014
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$1,416,407	$247,380
Restricted cash	898,225	868,298
Accounts receivable, net of allowance of $234,049 and $221,537, respectively	671,723	649,890
Prepaid expenses	93,250	45,884
Net assets from discontinued operations (Note 1)	5,250	5,250
Total current assets	3,084,855	1,816,702

Property and equipment:
Call center equipment	122,653	122,653
Computer and office equipment	67,561	66,118
Furniture and fixtures	36,447	36,446
Library (online)	100,000	100,000
Software	1,975,640	1,894,215
	2,302,301	2,219,432
Less accumulated depreciation and amortization	(1,044,098)	(938,703)
Total property and equipment, net	1,258,203	1,280,729
Courseware, net	127,493	108,882
Accounts receivable, secured - related party, net of allowance of $625,963, and $625,963, respectively	146,831	146,831
Debt issuance costs, net	149,075	205,515
Other assets	25,181	25,181

Total assets	$4,791,638	$3,583,840

ASPEN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	July 31,	April 30,
	2014	2014
	(Unaudited)
Liabilities and Stockholders' Deficiency

Current liabilities:
Accounts payable	$536,659	$454,783
Accrued expenses	170,205	143,975
Deferred revenue	624,152	653,518
Refunds Due Students	356,720	288,121
Loan payable to stockholder	491	491
Deferred rent, current portion	14,519	13,699
Convertible notes payable, current portion	175,000	175,000
Debenture payable, net of discounts of $328,428 and $452,771	1,911,572	1,787,229
Total current liabilities	3,789,318	3,516,816

Line of credit	244,028	244,175
Loan payable officer - related party	1,000,000	1,000,000
Convertible notes payable - related party	600,000	600,000
Deferred rent	3,752	7,751
Total liabilities	5,637,098	5,368,742

Commitments and contingencies - See Note 8

Stockholders' deficiency:
Common stock, $0.001 par value; 120,000,000 shares authorized,
73,414,478 issued and 73,214,478 outstanding at April 30,2014
88,203,020 issued and 88,003,020 outstanding at July 31, 2014	88,203	73,414
Additional paid-in capital	18,091,032	16,302,118
Treasury stock (200,000 shares)	(70,000)	(70,000)
Accumulated deficit	(18,954,695)	(18,090,434)
Total stockholders' deficiency	(845,460)	(1,784,902)

Total liabilities and stockholders' deficiency	$4,791,638	$3,583,840

The accompanying unaudited notes are an integral part of these unaudited consolidated financial statements.

ASPEN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended
	July 31,
	2014	2013
		(See Note 2)
Revenues	$1,169,860	$901,199

Operating expenses
Cost of revenues (exclusive of depreciation and amortization shown separately below)	449,098	455,759
General and administrative	1,200,216	1,476,767
Depreciation and amortization	125,607	109,435
Total operating expenses	1,774,921	2,041,961

Operating loss from continuing operations	(605,061)	(1,140,762)

Other income (expense):
Interest income	1,671	289
Interest expense	(260,871)	(16,160)
Total other expense, net	(259,200)	(15,871)

Loss from continuing operations before income taxes	(864,261)	(1,156,633)

Income tax expense (benefit)	—	—

Loss from continuing operations	(864,261)	(1,156,633)

Discontinued operations (Note 1)
Income from discontinued operations, net of income taxes	—	22,263

Net loss	$(864,261)	$(1,134,370)

Loss per share from continuing operations - basic and diluted	$(0.01)	$(0.02)
Income per share from discontinued operations - basic and diluted	$—	$0.00
Net loss per share allocable to common stockholders - basic and diluted	$(0.01)	$(0.02)

Weighted average number of common shares outstanding:
basic and diluted	73,818,014	58,527,790

The accompanying unaudited notes are an integral part of these unaudited consolidated financial statements.

ASPEN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY

FOR THE THREE MONTHS ENDED JULY 31, 2014

(Unaudited)

			Additional
	Common Stock		Paid-In	Treasury	Accumulated	Stockholders'
	Shares	Amount	Capital	Stock	Deficit	(Deficiency)
Balance at April 30, 2014	73,414,478	$73,414	$16,302,118	$(70,000)	$(18,090,434)	$(1,784,902)
Issuance of common shares for cash	11,315,283	11,316	1,770,184	—	—	1,781,500
Offering cost for professional services from private placement	—	—	(75,000)	—	—	(75,000)
Stock-based compensation	—	—	97,203	—	—	97,203
Shares issued for price protection	3,473,259	3,473	(3,473)	—	—	—
Net loss, three months ended July 31, 2014	—	—	—	—	(864,261)	(864,261)
Balance at July 31, 2014	88,203,020	$88,203	$18,091,032	$(70,000)	$(18,954,695)	$(845,460)

The accompanying unaudited notes are an integral part of these unaudited consolidated financial statements.

ASPEN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the
	Three Months Ended July 31,
	2014	2013
		(See Note 2)
Cash flows from operating activities:
Net loss	$(864,261)	$(1,134,370)
Less income from discontinued operations	—	22,263
Loss from continuing operations	(864,261)	(1,156,633)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	105,511	13,837
Amortization of debt issuance costs	56,440	—
Amortization of debt discount	124,343	—
Depreciation and amortization	125,607	109,435
Stock-based compensation	97,203	149,356
Amortization of prepaid shares for services	—	25,060
Changes in operating assets and liabilities:
Accounts receivable	(127,344)	(142,635)
Prepaid expenses	(47,367)	6,345
Accounts payable	81,876	118,450
Accrued expenses	26,231	(2,107)
Deferred rent	(3,179)	(2,359)
Refunds due students	68,599	(32,086)
Deferred revenue	(29,366)	(99,931)
Net cash used in operating activities	(385,707)	(1,013,268)

Cash flows from investing activities:
Purchases of property and equipment	(82,869)	(104,385)
Purchases of courseware	(38,823)	(500)
Increase in restricted cash	(29,927)	(137)
Net cash used in investing activities	(151,619)	(105,022)

Cash flows from financing activities:
Proceeds from (repayments on) line of credit, net	(147)	(4,518)
Proceeds from issuance of common shares and warrants, net	1,781,500	1,000,000
Offering costs associated with private placement	(75,000)	(48,240)
Net cash provided by financing activities	1,706,353	947,242

Cash flows from discontinued operations:
Cash flows from operating activities	—	87,075
Net cash provided by discontinued operations	—	87,075

Net increase (decrease) in cash and cash equivalents	1,169,027	(83,973)

Cash and cash equivalents at beginning of period	247,380	724,982

Cash and cash equivalents at end of period	$1,416,407	$641,009

(Continued)

ASPEN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Unaudited)

	For the
	Three Months Ended July 31,
	2014	2013

Supplemental disclosure of cash flow information:
Cash paid for interest	$70,307	$11,158
Cash paid for income taxes	$—	$—

Supplemental disclosure of non-cash investing and financing activities
Common stock issued for prepaid services	$—	$216,000

The accompanying unaudited notes are an integral part of these unaudited consolidated financial statements.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2014

(Unaudited)

Note 1. Nature of Operations and Liquidity

Overview

Aspen Group, Inc. (together with its subsidiary, the “Company” or “Aspen”) was founded in Colorado in 1987 as the International School of Information Management. On September 30, 2004, it was acquired by Higher Education Management Group, Inc. (“HEMG”) and changed its name to Aspen University Inc. On March 13, 2012, the Company was recapitalized in a reverse merger. All references to the Company or Aspen before March 13, 2012 are to Aspen University Inc.

On April 5, 2013, the Company gave 120-day notice to CLS 123, LLC of its intent to terminate the agreement between the Company and CLS 123, LLC dated November 9, 2011. Moreover, at the end of the 120-day period, the Company is no longer offering the “Certificate in Information Technology with a specialization in Smart Home Integration” program. Accordingly, the activities related to CLS (or the “Smart Home Integration Certificate” program) are treated as discontinued operations. As this component of the business was not sold, there was no gain or loss on the disposition of this component (see below “Discontinued Operations”).

On April 25, 2013, our Board of Directors approved a change in our fiscal year-end from December 31 to April 30, with the change to the calendar year reporting cycle beginning May 1, 2013. Consequently, we filed a Transition Report on Form 10-KT for the four-month transition period ended April 30, 2013.

Aspen University’s mission is to offer any motivated college-worthy student the opportunity to receive a high quality, responsibly priced distance-learning education for the purpose of achieving sustainable economic and social benefits for themselves and their families. One of the key differences between Aspen and other publicly-traded, exclusively online, for-profit universities is that approximately 87% of our full-time degree-seeking students (as of July 31, 2014) were enrolled in graduate degree programs (Master or Doctorate degree program). Since 1993, we have been nationally accredited by the Distance Education and Training Council (“DETC”), a national accrediting agency recognized by the U.S. Department of Education (the “DOE”).

Basis of Presentation

A. Interim Financial Statements

The interim consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of the Company’s management, all adjustments (consisting of normal recurring adjustments and reclassifications and non-recurring adjustments) necessary to present fairly our results of operations for the three months ended July 31, 2014 and 2013, our cash flows for the three months ended July 31, 2014 and 2013, and our financial position as of July 31, 2014 have been made. The results of operations for such interim periods are not necessarily indicative of the operating results to be expected for the full year.

Certain information and disclosures normally included in the notes to the annual consolidated financial statements have been condensed or omitted from these interim consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Report on Form 10-K for the period ended April 30, 2014 as filed with the SEC on July 29, 2014. The April 30, 2014 balance sheet is derived from those statements.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

July 31, 2014

(Unaudited)

B. Discontinued Operations

As of March 31, 2013, the Company decided to discontinue business activities related to its “Certificate in Information Technology with a specialization in Smart Home Integration” program so that it may focus on growing its full-time, degree-seeking student programs, which have higher gross margins. On April 5, 2013, the Company gave 120-day notice to CLS 123, LLC of its intent to terminate the agreement between the Company and CLS 123, LLC dated November 9, 2011. Thus, as of August 3, 2013, the Company is no longer offering the “Certificate in Information Technology with a specialization in Smart Home Integration” program. The termination of the “Smart Home Integration Certificate” program qualifies as a discontinued operation and accordingly the Company has excluded results for this component from its continuing operations in the consolidated statements of operations for all periods presented. The following table shows the results of the “Smart Home Integration Certificate” program component included in the income (loss) from discontinued operations:

	For the Three Months Ended
	July 31,
	2014	2013

Revenues	$—	$222,625

Costs and expenses:
Instructional costs and services	—	200,362
Total costs and expenses	—	200,362

Income (loss) from discontinued operations, net of income taxes	$—	$22,263

The major classes of assets and liabilities of discontinued operations on the balance sheet are as follows:

	July 31,	April 30,
	2014	2014
Assets
Cash and cash equivalents	$—	$—
Accounts receivable, net of allowance of $481,351, and $481,531, respectively	5,250	5,250
Other current assets	—	—
Net assets from discontinued operations	$5,250	$5,250

Liabilities
Accounts payable	$—	$—
Accrued expenses	—	—
Deferred revenue	—	—
Net liabilities from discontinued operations	$—	$—

C. Liquidity

At July 31, 2014, the Company had a cash balance of approximately $2.3 million which includes $898,225 of restricted cash. In September 2014, the company completed the second closing of its equity financing of $3,766,325. With the additional cash raised in the financing, the growth in the company revenues and improving operating margins, the Company believes that it has sufficient cash to allow the Company to implement its long-term business plan.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

July 31, 2014

(Unaudited)

Note 2. Significant Accounting Policies

Principles of Consolidation

The unaudited consolidated financial statements include the accounts of Aspen Group, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the unaudited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts in the unaudited consolidated financial statements. Actual results could differ from those estimates. Significant estimates in the accompanying unaudited consolidated financial statements include the allowance for doubtful accounts and other receivables, the valuation of collateral on certain receivables, amortization periods and valuation of courseware and software development costs, valuation of beneficial conversion features in convertible debt, valuation of stock-based compensation, the valuation of net assets and liabilities from discontinued operations and the valuation allowance on deferred tax assets.

Restricted Cash

Restricted cash represents amounts pledged as security for letters of credit for transactions involving Title IV programs, as well as funds held in escrow. The company considers $898,225 and $868,298 as restricted cash (shown as a current asset as of July 31, 2014 and April 30, 2014 respectively).

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets and liabilities in active markets;

Level 2—Observable inputs, other than quoted market prices, that are either directly or indirectly observable in the marketplace for identical or similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities; and

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to the fair value of assets or liabilities.

The estimated fair value of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Refunds Due Students

The Company receives Title IV funds from the Department of Education to cover tuition and living expenses. Until forwarded to the student, this amount is captured in a current liability account called Refunds Due Students. Typically, the funds are paid to the students within two weeks.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

July 31, 2014

(Unaudited)

Revenue Recognition and Deferred Revenue

Revenues consist primarily of tuition and fees derived from courses taught by the Company online as well as from related educational resources that the Company provides to its students, such as access to our online materials and learning management system. Tuition revenue is recognized pro-rata over the applicable period of instruction. The Company allows a student to make three monthly tuition payments during each 10-week class. The Company maintains an institutional tuition refund policy, which provides for all or a portion of tuition to be refunded if a student withdraws during stated refund periods. Certain states in which students reside impose separate, mandatory refund policies, which override the Company’s policy to the extent in conflict. If a student withdraws at a time when a portion or none of the tuition is refundable, then in accordance with its revenue recognition policy, the Company recognizes as revenue the tuition that was not refunded. Since the Company recognizes revenue pro-rata over the term of the course and because, under its institutional refund policy, the amount subject to refund is never greater than the amount of the revenue that has been deferred, under the Company’s accounting policies revenue is not recognized with respect to amounts that could potentially be refunded. The Company’s educational programs have starting and ending dates that differ from its fiscal quarters. Therefore, at the end of each fiscal quarter, a portion of revenue from these programs is not yet earned and is therefore deferred. The Company also charges students annual fees for library, technology and other services, which are recognized over the related service period. Deferred revenue represents the amount of tuition, fees, and other student payments received in excess of the portion recognized as revenue and it is included in current liabilities in the accompanying consolidated balance sheets. Other revenues may be recognized as sales occur or services are performed.

Net Loss Per Share

Net loss per common share is based on the weighted average number of common shares outstanding during each period. Options to purchase 10,686,412 and 9,110,592 common shares, warrants to purchase 31,858,524 and 9,090,292 common shares, and $775,000 and $800,000 of convertible debt (convertible into 1,314,732 and 1,357,143 common shares, respectively) were outstanding during the three months ended July 31, 2014 and 2013, respectively, but were not included in the computation of diluted loss per share because the effects would have been anti-dilutive. The options, warrants and convertible debt are considered to be common stock equivalents and are only included in the calculation of diluted earnings per common share when their effect is dilutive.

Reclassifications

The Company discovered that its system did not properly update all student withdrawals on the reports that were used to defer revenue.  The effect of this was that revenue for the quarter ended July 31, 2013 was overstated by $28,794 and deferred revenue understated by the same amount. This system problem was corrected during the second quarter of the fiscal year ended April 30, 2014 and was not an issue at July 31, 2014. The company evaluated SEC Staff Accounting Bulletin #108, and applied a dual method to evaluate if the adjustment was material. Under the dual method, both a “rollover” method and an “iron curtain” method were applied. In both methods, the adjustment was not material to the comparative three month period ended July 31, 2013. As a result, the following reclassification was made for the quarter ended July 31, 2013:

Revenue as		Revenue as
Originally Reported	Adjustment	Adjusted

$929,993	$28,794	$901,199

Additionally, the statement of cash flows for the three months ended July 31, 2013 was adjusted to conform to the income statement presentation by increasing the net loss and deferred revenue.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

July 31, 2014

(Unaudited)

The Company reclassified $103,711, from Cost of Revenues to General and Administrative, both within Operating Expenses for the three months ending July 31, 2013, to conform to the current period presentation.

	For the 3 Months ended July 31, 2013
	Reclassifications

		Dues,	Internet
	As Previously	Fees, &	Related	Marketing	Library	As
	Reported	Licenses	Expense	Fees	Services	Reclassified

Operating Expenses:
Instructional	224,381	(30,335)	(31,576)		200	162,670
Marketing	335,089			(42,000)		293,089
Cost of Revenues	$559,470	(30,335)	(31,576)	(42,000)	200	$455,759
General and administrative	1,373,056	30,335	31,576	42,000	(200)	1,476,767
Depreciation and amortization	109,435					109,435
Total Operating Expenses	$2,041,961					$2,041,961

Recent Accounting Pronouncements

We have implemented all new accounting standards that are in effect and that may impact our unaudited consolidated financial statements and do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our consolidated financial position or results of operations.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

July 31, 2014

(Unaudited)

Note 3. Secured Note and Accounts Receivable – Related Parties

On March 30, 2008 and December 1, 2008, the Company sold courseware pursuant to marketing agreements to HEMG, a related party and principal stockholder of the Company whose president is Mr. Patrick Spada, the former Chairman of the Company, in the amount of $455,000 and $600,000, respectively; UCC filings were filed accordingly. Under the marketing agreements, the receivables are due net 60 months. On September 16, 2011, HEMG pledged 772,793 Series C preferred shares (automatically converted to 654,850 common shares on March 13, 2012) of the Company as collateral for this account receivable. On March 8, 2012, due to the impending reduction in the value of the collateral as the result of the Series C conversion ratio and the Company’s inability to engage Mr. Spada in good faith negotiations to increase HEMG’s pledge, Michael Mathews, the Company’s CEO, pledged 117,943 common shares of the Company, owned personally by him, valued at $1.00 per share based on recent sales of capital stock as additional collateral to the accounts receivable, secured – related party. On March 13, 2012, the Company deemed the receivables stemming from the sale of courseware curricula to be in default. On April 4, 2012, the Company entered into an agreement with: (i) an individual, (ii) HEMG, a related party and principal stockholder of the Company whose president is Mr. Patrick Spada, the former Chairman of the Company and (iii) Mr. Patrick Spada. Under the agreement, (a) the individual purchased and HEMG sold to the individual 400,000 common shares of the Company at $0.50 per share; (b) the Company guaranteed it would purchase at least 600,000 common shares of the Company at $0.50 per share within 90 days of the agreement and the Company would use its best efforts to purchase from HEMG and resell to investors an additional 1,400,000 common shares of the Company at $0.50 per share within 180 days of the agreement; (c) provided HEMG and Mr. Patrick Spada fulfilled their obligations under (a) and (b) above, the Company shall consent to additional private transfers by HEMG and/or Mr. Patrick Spada of up to 500,000 common shares of the Company on or before March 13, 2013; (d) HEMG agreed to not sell, pledge or otherwise transfer 142,500 common shares of the Company pending resolution of a dispute regarding the Company’s claim that HEMG sold 131,500 common shares of the Company without having enough authorized shares and a stockholder did not receive 11,000 common shares of the Company owed to him as a result of a stock dividend; and (e) the Company waived any default of the accounts receivable, secured - related party and extend the due date to September 30, 2014. However, the Company has elected to show as long term due to the expectation that no collection will occur within 1 year. As of September 30, 2012, third party investors purchased 336,000 shares for $168,000 and the Company purchased 264,000 shares for $132,000 per section (b) above. Based on proceeds received on September 28, 2012 under a private placement at $0.35 per unit (consisting of one share of common stock and one-half of a warrant exercisable at $0.50 per share), the value of the aforementioned collateral decreased. Accordingly, as of December 31, 2012, the Company recognized an allowance of $502,315 for this account receivable. Based on the reduction in value of the collateral to $0.19, the Company recognized an expense of $123,647 during the year ended April 30, 2014. As of both April 30, and July 31, 2014, the balance of the account receivable, net of allowance, was $146,831.

Note 4. Property and Equipment

Property and equipment consisted of the following at July 31, 2014 and April 30, 2014:

	July 31,	April 30,
	2014	2014
Call center hardware	$122,653	$122,653
Computer and office equipment	67,561	66,118
Furniture and fixtures	36,447	36,446
Library (online)	100,000	100,000
Software	1,975,640	1,894,215
	2,302,301	2,219,432
Accumulated depreciation and amortization	(1,044,098)	(938,703)
Property and equipment, net	$1,258,203	$1,280,729

Depreciation and amortization expense for the three months ended July 31, 2014 and 2013 were $105,395 and $78,694, respectively.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

July 31, 2014

(Unaudited)

Amortization expense for software, included in the above amounts, for the three months ended July 31, 2014, and 2013 was $95,977 and $71,920, respectively. Software consisted of the following at July 31, 2014 and April 30, 2014:

	July 31,	April 30,
	2014	2014
Software	$1,975,640	$1,894,215
Accumulated amortization	(816,801)	(720,823)
Software, net	$1,158,839	$1,173,392

The following is a schedule of estimated future amortization expense of software at July 31, 2014:

Year Ending April 30,
2015	$296,346
2016	394,282
2017	271,550
2018	138,515
2019	58,146
Total	$1,158,839

Note 5. Courseware

Courseware costs capitalized were $38,823 for the three months ended July 31, 2014.

Courseware consisted of the following at July 31, 2014 and April 30, 2014:

	July 31,	April 30,
	2014	2014
Courseware	$2,142,861	$2,104,038
Accumulated amortization	(2,015,368)	(1,995,156)
Courseware, net	$127,493	$108,882

Amortization expense of courseware for the three months ended July 31, 2014 and 2013 was $20,212, and $30,471, respectively.

The following is a schedule of estimated future amortization expense of courseware at July 31, 2014:

Year Ending April 30,
2015	$51,978
2016	36,795
2017	18,161
2018	10,072
2019	10,487
Total	$127,493

Note 6. Loan Payable Officers – Related Party

On June 28, 2013, the Company received $1,000,000 as a loan from the Chief Executive Officer. This loan is for a term of 6 months with an annual interest rate of 10%, payable monthly. On September 25, 2013, as a term of the convertible debenture issued as discussed in Note 7, the maturity of the debt to the CEO has been extended to April 2, 2015. On July 16, 2014, the maturity of the debt to the CEO was extended to January 1, 2016.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

July 31, 2014

(Unaudited)

Note 7. Convertible Notes and Debenture Payable

On February 25, 2012, February 27, 2012 and February 29, 2012, loans payable of $100,000, $50,000 and $50,000, respectively, were converted into two-year convertible promissory notes, bearing interest of 0.19% per annum. Beginning March 31, 2012, the notes are convertible into common shares of the Company at the rate of $1.00 per share. The Company evaluated the convertible notes and determined that, for the embedded conversion option, there was no beneficial conversion value to record as the conversion price is considered to be the fair market value of the common shares on the note issue dates. These loans (now convertible promissory notes) were originally due in February 2014, and have been included in current liabilities as of July 31, 2014 and April 30, 2014. Two of the above mentioned notes were modified in February 2014, see below and one is currently in default.

On February 18, 2014 the Company renegotiated the terms of one of the $50,000 convertible notes, specifically the one dated February 27, 2012. The maturity date was extended to December 1, 2014 and the conversion price has been reduced to $0.19 per share. The interest rate has been amended to 3.25% from February 27, 2012. This was treated as a note extinguishment in accordance with ASC 470-50. No gain or loss on extinguishment was recorded and no beneficial conversion feature existed on the modification date.

On February 28, 2014 the Company renegotiated the terms of the $100,000 convertible note dated February 25, 2012. A payment was made in the amount of $25,000 on February 28, 2014, reducing the principal to $75,000. Another principal payment of $25,000 was made on August 1, 2014 and $50,000 will be made on December 1, 2014. The interest rate was raised to 3.25% from February 25, 2012. The conversion price was reduced to $0.19 per share. This was treated as a note extinguishment in accordance with ASC 470-50. No gain or loss on extinguishment was recorded and no beneficial conversion feature existed on the modification date.

On March 13, 2012, the Company’s CEO loaned the Company $300,000 and received a convertible promissory note due March 31, 2013, bearing interest at 0.19% per annum. The note is convertible into common shares of the Company at the rate of $1.00 per share upon five days written notice to the Company. The Company evaluated the convertible note and determined that, for the embedded conversion option, there was no beneficial conversion value to record as the conversion price is considered to be the fair market value of the common shares on the note issue date. On September 4, 2012, the maturity date was extended to August 31, 2013. On December 17, 2012, the maturity date was extended to August 31, 2014. On September 25, 2013, as a term of the convertible Debenture issued as discussed further in this Note, the maturity of the debt to the CEO, has been extended to April 5, 2015. On July 16, 2014, the maturity of the debt to the CEO has been extended to January 1, 2016. There was no accounting effect for these modifications.

On August 14, 2012, the Company’s CEO loaned the Company $300,000 and received a convertible promissory note, payable on demand, bearing interest at 5% per annum. The note is convertible into shares of common stock of the Company at a rate of $0.35 per share (based on proceeds received on September 28, 2012 under a private placement at $0.35 per unit). The Company evaluated the convertible notes and determined that, for the embedded conversion option, there was no beneficial conversion value to record as the conversion price is considered to be the fair market value of the shares of common stock on the note issue date. On September 4, 2012, the maturity date was extended to August 31, 2013. On December 17, 2012 the maturity date was extended to August 31, 2013. On September 25, 2013, as a term of the convertible Debenture issued as discussed further in this Note, the maturity of the debt to the CEO has been extended to April 5, 2015. On July 16, 2014, the maturity of the debt to the CEO has been extended to January 1, 2016. There was no accounting effect for these modifications.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

July 31, 2014

(Unaudited)

On September 26, 2013, the Company and an institutional investor (the "Institutional Investor") signed a Securities Purchase Agreement (the “Agreement”) with respect to a loan of $2,240,000 evidenced by an 18 month original issue discount secured convertible debenture (the "Debenture") with gross proceeds of $2,000,000 prior to fees. Payments on the Debenture are due 25% on November 1, 2014, 25% on January 1, 2015 and the remaining 50% on April 1, 2015 as a final payment. The Company has the option to pay the interest or principal in stock subject to certain “Equity Conditions” such as giving notice of its intent 20 trading days beforehand. The Agreement provides that the Debenture may be converted at the holder’s option at $0.3325 per share at any time after the closing and subject to adjustments. The Company evaluated that for the embedded conversion option, there was no beneficial conversion value to record as the conversion price was greater than the fair market value of the common shares on the note issue date. Warrants with a relative fair value of $389,565 were issued for 100% of the number of shares of common stock that could be purchased at the conversion price at closing or 6,736,842. The warrants have a five-year term and are exercisable for cash if an outstanding registration statement is in effect within 90 days of closing. The $389,565 is recorded as a debt discount to be amortized over the debt term. The Debenture bears 8% per annum interest and are amortizable in installments over their term. The financing closed on September 26, 2013 and the Company received proceeds of approximately $1.7 million, net of certain offering costs and before payment of various debt issue costs. Offering costs to the lender included an original issue discount of $240,000 and cash loan fees of $117,846. At July 31, 2014, the balance of the Debenture payable was $1,911,572, which is the loan of $2,240,000 less $328,428 of unamortized original issue discount. The Debenture was paid on September 4, 2014.  (See Note 11)

In September 2013 Company had entered into an engagement agreement with Laidlaw & Co. ("Laidlaw") to act as placement agent for the offering and receive customary compensation. Laidlaw introduced the Institutional Investor. As a placement agent fee, the Company paid Laidlaw $207,500 and issued 1,347,368 five year warrants with an exercise price of $0.3325, valued at $94,316. The warrants and fees paid plus legal fees of $35,356 were recorded as a debt issue cost asset and are being amortized over the debt term.

Note 8. Commitments and Contingencies

Line of Credit

The Company maintains a line of credit with a bank, up to a maximum credit line of $250,000. The line of credit bears interest equal to the prime rate plus 0.50% (overall interest rate of 3.75% at July 31, 2014). The line of credit requires minimum monthly payments consisting of interest only. The line of credit is secured by all business assets, inventory, equipment, accounts, general intangibles, chattel paper, documents, instruments and letter of credit rights of the Company. The line of credit is for an unspecified time until the bank notifies the Company of the Final Availability Date, at which time payments on the line of credit become the sum of: (a) accrued interest and (b) 1/60th of the unpaid principal balance immediately following the Final Availability Date, which equates to a five-year payment period. The balance due on the line of credit as of July 31, 2014 was $244,028. Since the earliest the line of credit is due and payable is over a five year period and the Company believes that it could obtain a comparable replacement line of credit elsewhere, the entire line of credit is included in long-term liabilities. The unused amount under the line of credit available to the Company at July 31, 2014 was $5,972.

Employment Agreements

From time to time, the Company enters into employment agreements with certain of its employees. These agreements typically include bonuses, some of which are performance-based in nature. As of July 31, 2014, no performance bonuses have been earned.

Legal Matters

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of July 31, 2014, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations and there are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

July 31, 2014

(Unaudited)

On February 11, 2013, HEMG and Mr. Spada sued the Company, certain senior management members and our directors in state court in New York seeking damages arising principally from (i) allegedly false and misleading statements in the filings with the SEC and the DOE where the Company disclosed that HEMG and Mr. Spada borrowed $2.2 million without board authority, (ii) the alleged breach of an April 2012 agreement whereby the Company had agreed, subject to numerous conditions and time limitations, to purchase certain shares of the Company from HEMG, and (iii) alleged diminution to the value of HEMG’s shares of the Company due to Mr. Spada’s disagreement with certain business transactions the Company engaged in, all with Board approval. On November 8, 2013, the state court in New York granted the Company’s motion to dismiss all of the derivative claims and all of the fiduciary duty claims. The state court in New York also granted the Company’s motion to dismiss the duplicative breach of good faith and fair dealing claim, as well as the defamation claim. The state court in New York denied the Company’s motion to dismiss as to the defamation per se claim. On December 10, 2013, the Company filed a series of counterclaims against HEMG and Mr. Spada in state court of New York. Discovery is currently being pursued by the parties. By decision and order dated August 4, 2014, the New York court denied HEMG and Spada’s motion to dismiss the fraud counterclaim the Company asserted against them. The New York court dismissed the Company’s related “money had and received”, “money lent” and “unjust enrichment” claims as being duplicative of the fraud claim.  HEMG and Spada have filed a notice of appeal of the New York court’s decision.

On November 21, 2013, HEMG and Mr. Spada filed a derivative suit on behalf of the Company against certain former senior management member and our directors in state court in Delaware. The Company is a nominal defendant. The complaint is substantially similar to the complaint filed in state court of New York, except that if successful, the Company will receive the benefits. On February 28, 2014, the Company filed a motion to dismiss the complaint. In July 2014, the court heard oral argument and reserved decision.

While the Company has been advised by its counsel that these lawsuits are baseless, the Company cannot provide any assurance as to the ultimate outcome of the cases. Defending the lawsuits will be expensive and will require the expenditure of time which could otherwise be spent on the Company’s business. While unlikely, if Mr. Spada’s and HEMG’s claims in the New York litigation were to be successful, the damages the Company could pay could potentially be material.

Regulatory Matters

The Company’s subsidiary, Aspen University Inc. (“Aspen University”), is subject to extensive regulation by Federal and State governmental agencies and accrediting bodies. In particular, the Higher Education Act (the “HEA”) and the regulations promulgated thereunder by the DOE subject Aspen University to significant regulatory scrutiny on the basis of numerous standards that schools must satisfy to participate in the various types of federal student financial assistance programs authorized under Title IV of the HEA. Aspen University has had provisional certification to participate in the Title IV programs. That provisional certification imposes certain regulatory restrictions including, but not limited to, a limit of 1,200 student recipients for Title IV funding for the duration of the provisional certification. The provisional certification restrictions continue with regard to Aspen University’s participation in Title IV programs.

To participate in the Title IV programs, an institution must be authorized to offer its programs of instruction by the relevant agencies of the State in which it is located, and since July 2011, potentially in the States where an institution offers postsecondary education through distance education. In addition, an institution must be accredited by an accrediting agency recognized by the DOE and certified as eligible by the DOE. The DOE will certify an institution to participate in the Title IV programs only after the institution has demonstrated compliance with the HEA and the DOE’s extensive academic, administrative, and financial regulations regarding institutional eligibility and certification. An institution must also demonstrate its compliance with these requirements to the DOE on an ongoing basis. Aspen University performs periodic reviews of its compliance with the various applicable regulatory requirements. As Title IV funds received in fiscal 2013 represented approximately 26% of the Company's cash revenues (including revenues from discontinued operations), as calculated in accordance with Department of Education guidelines, the loss of Title IV funding would have a material effect on the Company's future financial performance.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

July 31, 2014

(Unaudited)

On March 27, 2012 and on August 31, 2012, Aspen University provided the DOE with letters of credit for which the due date was extended to December 31, 2013. On January 30, 2014, the DOE provided Aspen University with an option to become permanently certified by increasing the letter of credit to 50% of all Title IV funds received in the last program year, equaling $1,696,445, or to remain provisionally certified by increasing the 25% letter of credit to $848,225. Aspen informed the DOE of its desire to remain provisionally certified and posted the $848,225 letter of credit by the DOE on April 14, 2014. The DOE may impose additional or different terms and conditions in any final provisional program participation agreement that it may issue (See Note 2 “Restricted Cash”).

The HEA requires accrediting agencies to review many aspects of an institution's operations in order to ensure that the education offered is of sufficiently high quality to achieve satisfactory outcomes and that the institution is complying with accrediting standards. Failure to demonstrate compliance with accrediting standards may result in the imposition of probation, the requirements to provide periodic reports, the loss of accreditation or other penalties if deficiencies are not remediated.

Because Aspen University operates in a highly regulated industry, it may be subject from time to time to audits, investigations, claims of noncompliance or lawsuits by governmental agencies or third parties, which allege statutory violations, regulatory infractions or common law causes of action.

Return of Title IV Funds

An institution participating in Title IV programs must correctly calculate the amount of unearned Title IV program funds that have been disbursed to students who withdraw from their educational programs before completion and must return those unearned funds in a timely manner, no later than 45 days of the date the school determines that the student has withdrawn. Under Department regulations, failure to make timely returns of Title IV program funds for 5% or more of students sampled on the institution's annual compliance audit in either of its two most recently completed fiscal years can result in the institution having to post a letter of credit in an amount equal to 25% of its required Title IV returns during its most recently completed fiscal year. If unearned funds are not properly calculated and returned in a timely manner, an institution is also subject to monetary liabilities or an action to impose a fine or to limit, suspend or terminate its participation in Title IV programs.

Subsequent to a program review by the Department of Education, the Company recognized that it had not fully complied with all requirements for calculating and making timely returns of Title IV funds (R2T4). In November 2013, the Company returned a total of $102,810 of Title IV funds to the Department of Education.

Delaware Approval to Confer Degrees

Aspen University is a Delaware corporation. Delaware law requires an institution to obtain approval from the Delaware Department of Education (“Delaware DOE”) before it may incorporate with the power to confer degrees. On July 3, 2012, Aspen University received notice from the Delaware DOE that it is granted provisional approval status effective until June 30, 2015. Aspen University is authorized by the Colorado Commission on Education to operate in Colorado as a degree granting institution.

Letter of Credit

The Company maintains a letter of credit under a DOE requirement (See Note 2 “Restricted Cash”).

Note 9. Stockholders’ Deficiency

Common Stock

On June 4, 2014, a member of the Board of Directors invested $50,000 in exchange for 263,158 shares of common stock and 263,158 warrants at $0.19 per share. On June 24, 2014, a member of the Board of Directors and the Company’s CEO each invested $50,000 in exchange for 263,158 shares of common stock and 263,158 warrants at $0.19 per share.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

July 31, 2014

(Unaudited)

On July 29, 2014, as part of a private placement offering, seven accredited investors, including the Company’s CFO, paid a total of $1,631,500 in exchange for 10,525,809 shares of common stock and 5,262,907 five-year warrants exercisable at $0.19 per share. Aspen incurred $75,000 of expenses relating to this offering. As a result of this private placement, on July 31, 2014, Aspen issued 3,473,259 shares of common stock to prior investors who had price protection on their investments, issued 2,662,139 warrants to a prior investor who had price protection on their investment, and reduced the exercise and conversion price on 14,451,613 outstanding warrants and its outstanding Debenture to $0.155.

Warrants

A summary of the Company’s warrant activity during the three months ended July 31, 2014 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
Warrants	Shares	Price	Term	Value
Balance Outstanding, April 30, 2014	23,144,005	$0.31
Granted	8,714,519	0.19
Exercised	—
Forfeited	—
Expired	—
Balance Outstanding, July 31, 2014	31,858,524	$0.27	4.9	$—

Exercisable, July 31, 2014	31,858,524	$0.27	4.9	$—

On June 4, 2014, a member of the Board of Directors invested $50,000 in exchange for 263,158 shares of common stock and 263,158 warrants at $0.19 per share. On June 24, 2014, a member of the Board of Directors and the Company’s CEO each invested $50,000 in exchange for 263,158 shares of common stock and 263,158 warrants at $0.19 per share.

On July 29, 2014, as part of a private placement offering seven accredited investors, including the Company’s CFO, paid a total of $1,631,500 from the sale of 10,525,809 shares of common stock and 5,262,907 five-year warrants exercisable at $0.19 per share. As a result of this private placement, on July 31, 2014, Aspen issued 3,473,259 shares of common stock to prior investors who had price protection on their investments, issued 2,662,139 warrants to a prior investor who had price protection on their investment and reduced the exercise and conversion price on 14,451,613 outstanding warrants and its outstanding Debenture to $0.155.

Certain of the Company’s warrants contain price protection. The Company evaluated whether the price protection provision of the warrant would cause derivative treatment. In its assessment, the Company determined that since its shares are not readily convertible to cash due to an inactive trading market, through July 31, 2014 the warrants are excluded from derivative treatment.

Stock Incentive Plan and Stock Option Grants to Employees and Directors

Immediately following the closing of the Reverse Merger, on March 13, 2012, the Company adopted the 2012 Equity Incentive Plan (the “Plan”) that provides for the grant of 9,300,000 shares, and 14,300,000 effective July 2014, in the form of incentive stock options, non-qualified stock options, restricted shares, stock appreciation rights and restricted stock units to employees, consultants, officers and directors. As of July 31, 2014, there were 613,588 shares remaining under the Plan for future issuance.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

July 31, 2014

(Unaudited)

The Company estimates the fair value of share-based compensation utilizing the Black-Scholes option pricing model, which is dependent upon several variables such as the expected option term, expected volatility of the Company’s stock price over the expected term, expected risk-free interest rate over the expected option term, expected dividend yield rate over the expected option term, and an estimate of expected forfeiture rates. The Company believes this valuation methodology is appropriate for estimating the fair value of stock options granted to employees and directors which are subject to ASC Topic 718 requirements. These amounts are estimates and thus may not be reflective of actual future results, nor amounts ultimately realized by recipients of these grants. The Company recognizes compensation on a straight-line basis over the requisite service period for each award.

A summary of the Company’s stock option activity for employees and directors during the quarter ended July 31, 2014 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
Options	Shares	Price	Term	Value
Balance Outstanding, April 30, 2014	10,476,412	$0.35
Granted	—
Exercised	—
Forfeited	(10,000)
Expired	—
Balance Outstanding, July 31, 2014	10,466,412	$0.23	3.5	$—

Exercisable, July 31, 2014	5,082,712	$0.27	3.4	$—

There were no stock options granted to employees during the three months ended July 31, 2014. The Company recorded compensation expense of $96,455 for the three months ended July 31, 2014 in connection with employee stock options. $148,608 was recorded during the same period in 2013.

As of July 31, 2014, there was $622,536 of total unrecognized compensation costs related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 4 years.

Stock Option Grants to Non-Employees

There were no stock options granted to non-employees during the three months ended July 31, 2014. The Company recorded compensation expense of $748 for the three months ended July 31, 2014 in connection with non-employee stock options. $748 was recorded during the same period in 2013.  There was no unrecognized compensation cost at July 31, 2014.

A summary of the Company's stock option activity for non-employees during the three months ended July 31, 2014 is presented below:

		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
Options	Shares	Price	Term	Value
Balance Outstanding, April 30, 2014	270,000	$0.35
Granted	—
Exercised	—
Forfeited	(50,000)	$0.19
Expired	—
Balance Outstanding, July 31, 2014	220,000	$0.30	2.8	2.8

Exercisable, July 31, 2014	73,333	$0.30	2.8	2.8

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

July 31, 2014

(Unaudited)

Note 10. Related Party Transactions

See Note 3 for discussion of secured note and account receivable to related parties and see Notes 6 and 7 for discussion of loans payable and convertible notes payable to related parties.

Note 11. Subsequent Events

On September 4, 2014, Aspen raised $3,766,325 from the sale of 24,298,877 shares of common stock and 12,149,439 five-year warrants exercisable at $0.19 per share in a private placement offering to 15 accredited investors. In connection with the offering, Aspen agreed to register the shares of common stock and the shares of common stock underlying the warrants. The net proceeds to Aspen were approximately $3.7 million.

On September 4, 2014, Aspen used part of the proceeds to fully prepay principal and interest owed under its outstanding debenture held by Hillair Capital Investments L.P. Aspen paid Hillair $2,310,000, after entering into an agreement whereby Hillair agreed to the prepayment and agreed to limit the future sale of shares of common stock upon exercise of its warrants or otherwise.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of:

Aspen Group, Inc.

We have audited the accompanying consolidated balance sheets of Aspen Group, Inc. and Subsidiaries as of April 30, 2014 and 2013, and the related consolidated statements of operations, changes in stockholders’ equity (deficiency) and cash flows for the year ended April 30, 2014, the four months ended April 30, 2013 and the year ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aspen Group, Inc. and Subsidiaries as of April 30, 2014 and 2013, and the consolidated results of its operations and its cash flows for the year ended April 30, 2014, the four months ended April 30, 2013 and for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Salberg & Company, P.A.

SALBERG & COMPANY, P.A.

Boca Raton, Florida

July 29, 2014

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328

Phone: (561) 995-8270• Toll Free: (866) CPA-8500• Fax: (561) 995-1920

www.salbergco.com • info@salbergco.com

Member National Association of Certified Valuation Analysts • Registered with the PCAOB

Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

ASPEN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	April 30,
	2014	2013
Assets

Current assets:
Cash and cash equivalents	$247,380	$724,982
Restricted cash	868,298	265,173
Accounts receivable, net of allowance of $221,537 and $72,535 respectively	649,890	364,788
Prepaid expenses	45,884	165,426
Net assets from discontinued operations (Note 1)	5,250	113,822
Total current assets	1,816,702	1,634,191

Property and equipment:
Call center equipment	122,653	121,313
Computer and office equipment	66,118	61,036
Furniture and fixtures	36,446	32,914
Library (online)	100,000	100,000
Software	1,894,215	1,518,142
	2,219,432	1,833,405
Less accumulated depreciation and amortization	(938,703)	(569,665)
Total property and equipment, net	1,280,729	1,263,740
Courseware, net	108,882	208,095
Accounts receivable, secured - related party, net of allowance of $625,963 and $502,315 respectively	146,831	270,478
Debt issuance costs, net	205,515	—
Other assets	25,181	25,181

Total assets	$3,583,840	$3,401,685

The accompanying notes are an integral part of these consolidated financial statements.

ASPEN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	April 30,
	2014	2013
Liabilities and Stockholders’ Equity (Deficiency)

Current liabilities:
Accounts payable	$454,783	$313,405
Accrued expenses	143,975	128,569
Deferred revenue	653,518	904,590
Refunds Due Students	288,121	253,883
Loan payable to stockholder	491	491
Deferred rent, current portion	13,699	10,418
Convertible notes payable, current portion	175,000	200,000
Debenture payable, net of discounts of $452,771	1,787,229	—
Net liabilities from discontinued operations (Note 1)	—	124,504
Total current liabilities	3,516,816	1,935,860

Line of credit	244,175	250,000
Loan payable officer – related party	1,000,000	—
Convertible notes payable – related party	600,000	600,000
Deferred rent	7,751	21,450
Total liabilities	5,368,742	2,807,310

Commitments and contingencies - See Note 10

Stockholders’ equity (deficiency):
Common stock, $0.001 par value; 120,000,000 shares authorized, 73,414,478 issued and 73,214,478 outstanding at April 30,2014 58,573,222 issued and 58,373,222 outstanding at April 30, 2013	73,414	58,573
Additional paid-in capital	16,302,118	13,345,888
Treasury stock (200,000 shares)	(70,000)	(70,000)
Accumulated deficit	(18,090,434)	(12,740,086)
Total stockholders’ equity (deficiency)	(1,784,902)	594,375

Total liabilities and stockholders’ equity (deficiency)	$3,583,840	$3,401,685

The accompanying notes are an integral part of these consolidated financial statements.

ASPEN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year	For the year
	ended	ended	For the
	April 30,	December 31,	Four Months Ended April 30,
	2014	2012	2013	2012
				(Unaudited)
Revenues	$3,981,722	$2,684,931	$1,229,096	$745,656

Operating expenses
Cost of revenues (exclusive of depreciation and amortization shown separately below)	1,859,764	2,068,812	749,930	865,408
General and administrative	6,300,229	5,508,507	1,670,812	2,123,685
Receivable collateral valuation reserve	123,647	502,315	—	—
Depreciation and amortization	474,752	397,923	159,269	121,812
Total costs and expenses	8,758,392	8,477,557	2,580,011	3,110,905

Operating loss from continuing operations	(4,776,670)	(5,792,626)	(1,350,915)	(2,365,249)

Other income (expense):
Interest income	1,035	4,592	330	672
Interest expense	(659,997)	(364,889)	(6,737)	(2,934)
Gain on disposal of property and equipment	—	5,879	—	5,879
Other Income	621	—	66,267	—
Total other expense	(658,341)	(354,418)	59,860	3,617

Loss from continuing operations before income taxes	(5,435,011)	(6,147,044)	(1,291,055)	(2,361,632)

Income tax expense (benefit)	—	—	—	—

Loss from continuing operations	(5,435,011)	(6,147,044)	(1,291,055)	(2,361,632)

Discontinued operations (Note 1)
Income (loss) from discontinued operations, net of income taxes	84,663	136,310	(111,927)	148,513

Net loss	(5,350,348)	(6,010,734)	(1,402,982)	(2,213,119)

Cumulative preferred stock dividends	—	(37,379)	—	(37,379)

Net loss allocable to common stockholders	$(5,350,348)	$(6,048,113)	$(1,402,982)	$(2,250,498)

Loss per share from continuing operations - basic and diluted	$(0.09)	$(0.17)	$(0.02)	$(0.11)
Income per share from discontinued operations - basic and diluted	$0.00	$0.00	$(0.00)	$0.01
Net loss per share allocable to common stockholders – basic and diluted	$(0.09)	$(0.17)	$(0.03)	$(0.11)

Weighted average number of common shares outstanding:
Basic and diluted	62,031,861	35,316,681	56,089,884	21,135,361

The accompanying notes are an integral part of these consolidated financial statements.

ASPEN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

For the Year Ended April 30, 2014, the Four Months Ended April 30, 2013 and the Year Ended December 31, 2012

										Total
	Preferred Stock						Additional			Stockholders'
	Series B		Series C		Common Stock		Paid-In	Treasury	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	(Deficiency)
Balance at December 31, 2011	368,411	$368	11,307,450	$11,307	11,837,930	$11,838	$3,275,296	$—	$(5,326,370)	$(2,027,561)
Conversion of all preferred shares into common shares	(368,411)	(368)	(11,307,450)	(11,307)	13,677,274	13,677	3,467,983	—	—	3,469,985
Recapitalization	—	—	—	—	9,760,000	9,760	(30,629)	—	—	(20,869)
Conversion of convertible notes into common shares	—	—	—	—	5,293,152	5,293	1,770,532	—	—	1,775,825
Issuance of common shares and warrants for cash, net of offering costs of $446,764	—	—	—	—	9,920,000	9,920	3,015,316	—	—	3,025,236
Issuance of common shares and warrants due to price protection	—	—	—	—	4,516,917	4,517	(4,517)	—	—	—
Issuance of common shares and warrants to settle accrued interest	—	—	—	—	202,446	203	70,451	—	—	70,654
Treasury shares acquired for cash	—	—	—	—	(264,000)	(264)	(131,736)	(70,000)	—	(202,000)
Issuance of common shares for services	—	—	—	—	200,000	200	69,800	—	—	70,000
Issuance of common shares and warrants for services	—	—	—	—	100,000	100	42,900	—	—	43,000
Issuance of stock options to officers to settle accrued payroll	—	—	—	—	—	—	238,562	—	—	238,562
Issuance of stock options to officers to settle note payable	—	—	—	—	—	—	22,000	—	—	22,000
Stock-based compensation	—	—	—	—	—	—	347,657	—	—	347,657
Net loss, 2012	—	—	—	—	—	—	—	—	(6,010,734)	(6,010,734)
Balance at December 31, 2012	—	—	—	—	55,243,719	55,244	12,153,615	(70,000)	(11,337,104)	801,755

Issuance of common shares and warrants for cash, net of offering costs of $123,788	—	—	—	—	3,329,503	3,329	1,038,211	—	—	1,041,540
Stock-based compensation	—	—	—	—	—	—	154,062	—	—	154,062
Net loss, Four Months Ended April 30, 2013	—	—	—	—	—	—	—	—	(1,402,982)	(1,402,982)
Balance at April 30, 2013	—	—	—	—	58,573,222	58,573	13,345,888	(70,000)	(12,740,086)	594,375

Issuance of common shares for investor relation services	—	—	—	—	617,143	617	215,383	—	—	216,000
Offering cost for professional services from private placement	—	—	—	—	—	—	(48,240)	—	—	(48,240)
Stock-based compensation	—	—	—	—	—	—	608,429	—	—	608,429
Warrants issued in financing	—	—	—	—	—	—	483,881	—	—	483,881
Warrants exercised	—	—	—	—	7,006,064	7,006	797,043	—	—	804,049
Warrant Modification	—	—	—	—	—	—	156,952	—	—	156,952
Shares issued for price protection	—	—	—	—	3,270,678	3,271	(3,271)	—	—	—
Issuance of common shares for cash	—	—	—	—	3,947,371	3,947	746,053	—	—	750,000
Net loss, Year Ended April 30, 2014	—	—	—	—	—	—	—	—	(5,350,348)	(5,350,348)
Balance at April 30, 2014	—	$—	—	$—	73,414,478	$73,414	$16,302,118	$(70,000)	$(18,090,434)	$(1,784,902)

The accompanying notes are an integral part of these consolidated financial statements.

ASPEN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year	For the Year
	Ended	Ended	For the
	April 30,	December 31,	Four Months Ended April 30,
	2014	2012	2013	2012
				(Unaudited)
Cash flows from operating activities:
Net loss	$(5,350,348)	$(6,010,734)	$(1,402,982)	$(2,213,119)
Less income (loss) from discontinued operations	84,663	136,310	(111,927)	148,513
Loss from continuing operations	(5,435,011)	(6,147,044)	(1,291,055)	(2,361,632)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	154,732	133,907	37,000	32,955
Receivable collateral valuation reserve	123,647	502,315	—	—
Amortization of debt issuance costs	131,657	266,473	—	—
Amortization of debt discount	294,640	—	—	—
Gain on disposal of property and equipment	—	(5,879)	—	(5,879)
Depreciation and amortization	474,752	397,923	159,269	121,812
Loss on settlement of accrued interest	—	3,339	—	3,339
Issuance of convertible notes in exchange for services rendered	—	38,175	—	38,175
Stock-based compensation	608,429	347,657	154,062	81,605
Warrant modification expense	156,952	—	—	—
Common shares and warrants issued for services rendered	285,084	113,000	—	—
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(439,834)	(327,524)	(288,117)	(30,001)
Prepaid expenses	50,456	(89,265)	27,107	(44,683)
Other current assets	—	(68,790)	69,000	210
Other assets	—	(18,622)	—	—
Accounts payable	141,378	(186,701)	97,609	727,214
Accrued expenses	15,405	252,771	52,658	191,532
Deferred rent	(10,418)	(4,291)	10,593	(1,073)
Title IV funds in transit	34,238	—	—	—
Deferred revenue	(251,071)	200,846	121,933	114,162
Other current liabilities	—	69,000	(69,000)	—
Net cash used in operating activities	(3,664,964)	(4,522,710)	(918,941)	(1,132,264)

Cash flows from investing activities:
Cash acquired as part of merger	—	337	—	(378)
Purchases of property and equipment	(386,027)	(479,846)	(166,214)	(200,933)
Purchases of courseware	(6,500)	(25,300)	—	(8,200)
Increase in restricted cash	(603,125)	(264,992)	(181)	—
Proceeds received from officer loan repayments	—	150,000	—	150,000
Net cash used in investing activities	(995,652)	(619,801)	(166,395)	(59,511)

The accompanying notes are an integral part of these consolidated financial statements.

ASPEN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	For the Year	For the Year
	Ended	Ended	For the
	April 30,	December 31,	Four Months Ended April 30,
	2014	2012	2013	2012
				(Unaudited)
Cash flows from financing activities:
Proceeds from (repayments on) line of credit, net	—	16,785	—	(8,215)
Proceeds from issuance of common shares and warrants, net	750,000	3,025,236	1,041,540	—
Principal payments on notes payable	(25,000)	—	—	—
Proceeds received from issuance of convertible notes and warrants	1,639,298	1,706,000	—	1,059,000
Proceeds from related party for convertible notes	—	600,000	—	—
Proceeds from related party for note	1,000,000	—	—	—
Disbursements for debt issuance costs	(48,240)	(266,473)	—	(112,020)
Proceeds from warrant exercise	804,049	—	—	—
Payments for line of credit	(5,824)	—	—	—
Proceeds from note payable	—	22,000	—	—
Disbursements to purchase treasury shares	—	(202,000)	—	—
Net cash provided by financing activities	4,114,283	4,901,548	1,041,540	938,765

Cash flows from discontinued operations:
Cash flows from operating activities	68,731	51,599	191,540	78,398
Net cash provided by discontinued operations	68,731	51,599	191,540	78,398

Net increase (decrease) in cash and cash equivalents	(477,602)	(189,364)	147,744	(174,612)

Cash and cash equivalents at beginning of period	724,982	766,602	577,238	766,602

Cash and cash equivalents at end of period	$247,380	$577,238	$724,982	$591,990

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$273,781	$1,494	$2,681
Cash paid for income taxes	$—	$—	$—	$—

Supplemental disclosure of non-cash investing and financing activities:
Conversion of all preferred shares into common shares	$—	$3,469,985	$—	$3,469,985
Conversion of convertible notes payable into common shares	$—	$1,775,825	$—	$20,000
Issuance of stock options to officers to settle accrued payroll	$—	$238,562	$—	$—
Conversion of loans payable to convertible notes payable	$—	$200,000	$—	$200,000
Issuance of common shares and warrants to settle accrued interest	$—	$70,654	$—	$—
Issuance of stock options to officers to settle note payable	$—	$22,000	$—	$22,000
Liabilities assumed in recapitalization	$—	$21,206	$—	$21,206
Settlement of notes payable by disposal of property and equipment	$—	$15,151	$—	$15,151
Issuance of convertible notes payable to pay accounts payable	$—	$11,650	$—	$11,650
Issuance of common shares for prepaid services	$216,000	$—	$—	$—
Warrant value recorded as debt issue cost	$94,316	$—	$—	$—
Warrant value recorded as debt discount	$389,565	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

Note 1. Nature of Operations and Liquidity

Overview

Aspen Group, Inc. (together with its subsidiaries, the “Company” or “Aspen”) was founded in Colorado in 1987 as the International School of Information Management. On September 30, 2004, it was acquired by Higher Education Management Group, Inc. (“HEMG”) and changed its name to Aspen University Inc. On March 13, 2012, the Company was recapitalized in a reverse merger (See Note 12). All references to the Company or Aspen before March 13, 2012 are to Aspen University, Inc. (“Aspen University”).

On April 5, 2013, the Company gave 120-day notice to CLS 123, LLC of its intent to terminate the agreement between the Company and CLS 123, LLC dated November 9, 2011. Moreover, at the end of the 120-day period, the Company shall no longer be offering the “Certificate in Information Technology with a specialization in Smart Home Integration” program. Accordingly, the activities related to CLS (or the “Smart Home Integration Certificate” program) are treated as discontinued operations. As this component of the business was not sold, there was no gain or loss on the disposition of this component (see below “Discontinued Operations”).

On April 25, 2013, our Board of Directors approved a change in our fiscal year-end from December 31 to April 30, with the change to the calendar year reporting cycle beginning May 1, 2013. Consequently, we filed a Transition Report on Form 10-KT for the four-month transition period ended April 30, 2013. References in this report to fiscal 2012 indicate the calendar year ended December 31, 2012. Financial information in these notes with respect to the four months ended April 30, 2012 is unaudited.

Aspen University’s mission is to offer any motivated college-worthy student the opportunity to receive a high quality, responsibly priced distance-learning education for the purpose of achieving sustainable economic and social benefits for themselves and their families. One of the key differences between Aspen and other publicly-traded, exclusively online, for-profit universities is that approximately 87% of our full-time degree-seeking students (as of April 30, 2014) were enrolled in graduate degree programs (Master or Doctorate degree program). Since 1993, we have been nationally accredited by the Distance Education and Training Council (“DETC”), a national accrediting agency recognized by the U.S. Department of Education (the “DOE”).

Discontinued Operations

As of March 31, 2013, the Company decided to discontinue business activities related to its “Certificate in Information Technology with a specialization in Smart Home Integration” program so that it may focus on growing its full-time, degree-seeking student programs, which have higher gross margins. On April 5, 2013, the Company gave 120-day notice to CLS 123, LLC of its intent to terminate the agreement between the Company and CLS 123, LLC dated November 9, 2011. Thus, as of August 3, 2013, the Company is no longer offering the “Certificate in Information Technology with a specialization in Smart Home Integration” program. The termination of the “Smart Home Integration Certificate” program qualifies as a discontinued operation and accordingly the Company has excluded results for this component from its continuing operations in the consolidated statements of operations for all periods presented. The following table shows the results of the “Smart Home Integration Certificate” program component included in the income (loss) from discontinued operations:

	For the year	For the year
	ended	ended	For the
	April 30,	December 31,	Four Months Ended April 30,
	2014	2012	2013	2012
				(Unaudited)

Revenues	$549,125	$2,332,283	$140,732	$1,077,875

Costs and expenses:
Instructional costs and services	494,213	2,026,928	126,659	929,362
General and administrative	(29,751)	169,045	126,000	—
Total costs and expenses	464,462	2,195,973	252,659	929,362

Income (loss) from discontinued operations, net of income taxes	$84,663	$136,310	$(111,927)	$148,513

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

The major classes of assets and liabilities of discontinued operations on the balance sheet are as follows:

	April 30,	April 30,
	2014	2013
Assets
Cash and cash equivalents	$—	$—
Accounts receivable, net of allowance of $481,531 and $295,045, respectively	5,250	113,822
Other current assets	—	—
Net assets from discontinued operations	$5,250	$113,822

Liabilities
Accounts payable	$—	$1,178
Accrued expenses	—	70,201
Deferred revenue	—	53,125
Net liabilities from discontinued operations	$—	$124,504

Liquidity

At April 30, 2014, the Company had a cash balance of approximately $1.1 million which includes $868,000 of restricted cash.  In July, 2014, the company completed a financing of $1,631,500 which is part of a total financing of $4,030,000.  With the additional cash raised in the financing, the growth in the company revenues and improving operating margins, the Company believes that it has sufficient cash to allow the Company to grow.  Management expects that the Company will attain positive cash flow in the quarter ending October 31, 2014.

Note 2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Aspen Group, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Actual results could differ from those estimates. Significant estimates in the accompanying consolidated financial statements include the allowance for doubtful accounts and other receivables, the valuation of collateral on certain receivables, amortization periods and valuation of courseware and software development costs, valuation of beneficial conversion features in convertible debt, valuation of stock-based compensation, the valuation of net assets and liabilities from discontinued operations and the valuation allowance on deferred tax assets.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash represents amounts pledged as security for letters of credit for transactions involving Title IV programs, as well as funds held in escrow. The company considers $868,298 and $265,173 as restricted cash (shown as a current asset as of April 30, 2014 and April 30, 2013 respectively).

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

•

Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets and liabilities in active markets;

•

Level 2—Observable inputs, other than quoted market prices, that are either directly or indirectly observable in the marketplace for identical or similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities; and

•

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to the fair value of assets or liabilities.

The estimated fair value of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Accounts Receivable and Allowance for Doubtful Accounts Receivable

All students are required to select both a primary and secondary payment option with respect to amounts due to Aspen for tuition, fees and other expenses. The most common payment option for Aspen’s students is personal funds or payment made on their behalf by an employer. In instances where a student selects financial aid as the primary payment option, he or she often selects personal cash as the secondary option. If a student who has selected financial aid as his or her primary payment option withdraws prior to the end of a course but after the date that Aspen’s institutional refund period has expired, the student will have incurred the obligation to pay the full cost of the course. If the withdrawal occurs before the date at which the student has earned 100% of his or her financial aid, Aspen will have to return all or a portion of the Title IV funds to the DOE and the student will owe Aspen all amounts incurred that are in excess of the amount of financial aid that the student earned and that Aspen is entitled to retain. In this case, Aspen must collect the receivable using the student’s second payment option.

For accounts receivable from students, Aspen records an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of its students to make required payments, which includes the recovery of financial aid funds advanced to a student for amounts in excess of the student’s cost of tuition and related fees. Aspen determines the adequacy of its allowance for doubtful accounts using a general reserve method based on an analysis of its historical bad debt experience, current economic trends, and the aging of the accounts receivable and student status. Aspen applies reserves to its receivables based upon an estimate of the risk presented by the age of the receivables and student status. Aspen writes off accounts receivable balances at the time the balances are deemed uncollectible. Aspen continues to reflect accounts receivable with an offsetting allowance as long as management believes there is a reasonable possibility of collection.

For accounts receivable from primary payors other than students, Aspen estimates its allowance for doubtful accounts by evaluating specific accounts where information indicates the customers may have an inability to meet financial obligations, such as bankruptcy proceedings and receivable amounts outstanding for an extended period beyond contractual terms. In these cases, Aspen uses assumptions and judgment, based on the best available facts and circumstances, to record a specific allowance for those customers against amounts due to reduce the receivable to the amount expected to be collected. These specific allowances are re-evaluated and adjusted as additional information is received. The amounts calculated are analyzed to determine the total amount of the allowance. Aspen may also record a general allowance as necessary.

Direct write-offs are taken in the period when Aspen has exhausted its efforts to collect overdue and unpaid receivables or otherwise evaluate other circumstances that indicate that Aspen should abandon such efforts.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets per the following table.

Category	Depreciation Term
Call center equipment	5 years
Computer and office equipment	5 years
Furniture and fixtures	7 years
Library (online)	3 years
Software	5 years

Costs incurred to develop internal-use software during the preliminary project stage are expensed as incurred. Internal-use software development costs are capitalized during the application development stage, which is after: (i) the preliminary project stage is completed; and (ii) management authorizes and commits to funding the project and it is probable the project will be completed and used to perform the function intended. Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed. Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality. Amortization is provided for on a straight-line basis over the expected useful life of five years of the internal-use software development costs and related upgrades and enhancements. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use.

Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets.

Upon the retirement or disposition of property and equipment, the related cost and accumulated depreciation and amortization are removed and a gain or loss is recorded in the consolidated statements of operations. Repairs and maintenance costs are expensed in the period incurred.

Courseware

The Company records the costs of courseware in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350 “Intangibles - Goodwill and Other”.

Generally, costs of courseware are capitalized whereas costs for upgrades and enhancements are expensed as incurred. Courseware is stated at cost less accumulated amortization. Amortization is provided for on a straight-line basis over the expected useful life of five years.

Long-Lived Assets

The Company assesses potential impairment to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events and circumstances considered by the Company in determining whether the carrying value of identifiable intangible assets and other long-lived assets may not be recoverable include, but are not limited to: significant changes in performance relative to expected operating results, significant changes in the use of the assets, significant negative industry or economic trends, a significant decline in the Company’s stock price for a sustained period of time, and changes in the Company’s business strategy. An impairment loss is recorded when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds fair value and is recorded as a reduction in the carrying value of the related asset and an expense to operating results.

Refunds Due Students

The Company receives Title IV funds from the Department of Education to cover tuition and living expenses. Until forwarded to the student, this amount is captured in a current liability account called Title IV Funds in Transit. Typically, the funds are paid to the students within two weeks.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

Leases

The Company enters into various lease agreements in conducting its business. At the inception of each lease, the Company evaluates the lease agreement to determine whether the lease is an operating or capital lease. Leases may contain initial periods of free rent and/or periodic escalations. When such items are included in a lease agreement, the Company records rent expense on a straight-line basis over the initial term of a lease. The difference between the rent payment and the straight-line rent expense is recorded as a deferred rent liability. The Company expenses any additional payments under its operating leases for taxes, insurance or other operating expenses as incurred.

Revenue Recognition and Deferred Revenue

Revenues consist primarily of tuition and fees derived from courses taught by the Company online as well as from related educational resources that the Company provides to its students, such as access to our online materials and learning management system. Tuition revenue is recognized pro-rata over the applicable period of instruction. The Company allows a student to make three monthly tuition payments during each 10-week class. The Company maintains an institutional tuition refund policy, which provides for all or a portion of tuition to be refunded if a student withdraws during stated refund periods. Certain states in which students reside impose separate, mandatory refund policies, which override the Company’s policy to the extent in conflict. If a student withdraws at a time when a portion or none of the tuition is refundable, then in accordance with its revenue recognition policy, the Company recognizes as revenue the tuition that was not refunded. Since the Company recognizes revenue pro-rata over the term of the course and because, under its institutional refund policy, the amount subject to refund is never greater than the amount of the revenue that has been deferred, under the Company’s accounting policies revenue is not recognized with respect to amounts that could potentially be refunded. The Company’s educational programs have starting and ending dates that differ from its fiscal quarters. Therefore, at the end of each fiscal quarter, a portion of revenue from these programs is not yet earned and is therefore deferred. The Company also charges students annual fees for library, technology and other services, which are recognized over the related service period. Deferred revenue represents the amount of tuition, fees, and other student payments received in excess of the portion recognized as revenue and it is included in current liabilities in the accompanying consolidated balance sheets. Other revenues may be recognized as sales occur or services are performed.

Revenue Recognition and Deferred Revenue - Discontinued Operations

The Company enters into certain revenue sharing arrangements with consultants whereby the consultants will develop course content primarily for technology-related courses, recommend, but not select, faculty, lease equipment on behalf of the Company for instructional purposes for the on-site laboratory portion of distance learning courses and make introductions to corporate and government sponsoring organizations that provide students for the courses. The Company has evaluated ASC 605-45 "Principal Agent Considerations" and determined that there are more indicators than not that the Company is the primary obligor in the arrangements since the Company establishes the tuition, interfaces with the student or sponsoring organization, selects the faculty, is responsible for delivering the course, is responsible for issuing any degrees or certificates, and is responsible for collecting the tuition and fees. The gross tuition and fees are included in revenues while the revenue sharing payments are included in instructional costs and services, an operating expense. As a result of presenting this component as discontinued operations, the revenues are now included in income from discontinued operations, net of income taxes for all periods presented (See Note 1).

Cost of Revenues

Cost of revenues consists of two categories of cost, instructional costs and services, and marketing and promotional costs.

Instructional Costs and Services

Instructional costs and services consist primarily of costs related to the administration and delivery of the Company's educational programs. This expense category includes compensation costs associated with online faculty, technology license costs and costs associated with other support groups that provide services directly to the students.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

Marketing and Promotional Costs

Marketing and promotional costs include costs associated with purchasing leads, producing marketing materials, and advertising. Such costs are generally affected by the cost of advertising media and leads, the efficiency of the Company's marketing and recruiting efforts, and expenditures on advertising initiatives for new and existing academic programs. Advertising costs consists primarily of marketing leads and other branding and promotional activities. Non-direct response advertising activities are expensed as incurred, or the first time the advertising takes place, depending on the type of advertising activity.

General and Administrative

General and administrative expenses include compensation of employees engaged in corporate management, finance, human resources, information technology, compliance and other corporate functions. General and administrative expenses also include professional services fees, bad debt expense related to accounts receivable, financial aid processing costs, non-capitalizable courseware and software costs, travel and entertainment expenses and facility costs.

Reclassifications

For the year ended December 31, 2012, the Company reclassified $273,225, from Cost of Revenues to General and Administrative, both within Operating Expenses:

	For the Year Ended December 31, 2012
	Reclassifications
					Financial
	As	Dues,		Executive	Aid
	Previously	Fees, &	Consulting	Academic	Processing	As
	Reported	Licenses	Expense	Chair	Costs	Reclassified
Operating Expenses:
Cost of Revenues	$2,342,037	(32,234)	(111,927)	(105,500)	(23,564)	$2,068,812
General and administrative	5,235,282	32,234	111,927	105,500	23,564	5,508,507
Receivable Collateral Valuation Reserve	502,315					502,315
Depreciation and amortization	397,923					397,923
Total Operating Expenses	$8,477,557					$8,477,557

Income Taxes

The Company uses the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. The Company has deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are subject to periodic recoverability assessments. Realization of the deferred tax assets, net of deferred tax liabilities, is principally dependent upon achievement of projected future taxable income.

The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company accounts for uncertainty in income taxes using a two-step approach for evaluating tax positions. Step one, recognition, occurs when the Company concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Step two, measurement, is only addressed if the position is more likely than not to be sustained. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

Stock-Based Compensation

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For employee stock-based awards, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model. Determining the fair value of stock-based awards at the grant date under this model requires judgment, including estimating volatility, employee stock option exercise behaviors and forfeiture rates. The assumptions used in calculating the fair value of stock-based awards represent the Company's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. For non-employee stock-based awards, the Company calculates the fair value of the award on the date of grant in the same manner as employee awards, however, the awards are revalued at the end of each reporting period and the prorata compensation expense is adjusted accordingly until such time the non-employee award is fully vested, at which time the total compensation recognized to date shall equal the fair value of the stock-based award as calculated on the measurement date, which is the date at which the award recipient’s performance is complete. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised.

Net Loss Per Share

Net loss per share of common stock is based on the weighted average number of shares outstanding during each year. Options to purchase 10,746,412 shares of common stock, warrants to purchase 23,144,005 shares of common stock, and $775,000 of convertible debt (convertible into 1,225,564 shares of common stock) were outstanding during the year ended April 30, 2014, but were not included in the computation of diluted loss per share because the effects would have been anti-dilutive. Options to purchase 7,614,381 shares of common stock, warrants to purchase 9,090,292 shares of common stock, and $800,000 of convertible debt (convertible into 1,357,143 shares of common stock) were outstanding during the four months ended April 30, 2013, but were not included in the computation of diluted loss per share because the effects would have been anti-dilutive. Options to purchase 6,972,967 shares of common stock, warrants to purchase 8,112,696 shares of common stock, and $800,000 of convertible debt (convertible into 1,357,143 shares of common stock) were outstanding during the year ended December 31, 2012, but were not included in the computation of diluted loss per share because the effects would have been anti-dilutive. The options, warrants and convertible debt are considered to be common stock equivalents and are only included in the calculation of diluted earnings per shares of common stock when their effect is dilutive.

Segment Information

The Company operates in one reportable segment as a single educational delivery operation using a core infrastructure that serves the curriculum and educational delivery needs of its online students regardless of geography. The Company's chief operating decision makers, its CEO and President, manage the Company's operations as a whole, and no revenue, expense or operating income information is evaluated by the chief operating decision makers on any component level.

Recent Accounting Pronouncements

We have implemented all new accounting standards that are in effect and that may impact our consolidated financial statements and do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our consolidated financial position or results of operations.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

Note 3. Accounts Receivable

Accounts receivable consisted of the following at April 30, 2014 and April 30, 2013:

	April 30,	April 30,
	2014	2013

Accounts receivable	$871,427	$437,323
Less: Allowance for doubtful accounts	(221,537)	(72,535)
Accounts receivable, net	$649,890	$364,788

Bad debt expense for the years ended April 30, 2014, and December 31, 2012, and four months ended April 30, 2013 and 2012, were $154,732, $133,907, $37,000, and $32,955 respectively.

Note 4. Secured Accounts and Notes Receivable – Related Parties

On March 30, 2008 and December 1, 2008, the Company sold courseware pursuant to marketing agreements to HEMG, a related party and principal stockholder of the Company whose president is Mr. Patrick Spada, the former Chairman of the Company, in the amount of $455,000 and $600,000, respectively; UCC filings were filed accordingly. Under the marketing agreements, the receivables were due net 60 months. On September 16, 2011, HEMG pledged 772,793 Aspen Series C preferred shares (automatically converted to 654,850 shares of common stock on March 13, 2012) of the Company as collateral for this account receivable. On March 8, 2012, due to the impending reduction in the value of the collateral as the result of the Series C conversion ratio and Aspen’s inability to engage Mr. Spada in good faith negotiations to increase HEMG’s pledge, Michael Mathews, Aspen’s CEO, pledged 117,943 shares of common stock of Aspen, owned personally by him, valued at $1.00 per share based on recent sales of capital stock as additional collateral to the accounts receivable, secured – related party. On March 13, 2012, Aspen deemed the receivables stemming from the sale of courseware curricula to be in default. On April 4, 2012, the Company entered into an agreement with: (i) an individual, (ii) HEMG, a related party and principal stockholder of the Company whose president is Mr. Patrick Spada, the former Chairman of the Company and (iii) Mr. Patrick Spada. Under the agreement, (a) the individual purchased and HEMG sold to the individual 400,000 shares of common stock of the Company at $0.50 per share; (b) the Company guaranteed it would purchase at least 600,000 shares of common stock of the Company at $0.50 per share within 90 days of the agreement and the Company would use its best efforts to purchase from HEMG and resell to investors an additional 1,400,000 shares of common stock of the Company at $0.50 per share within 180 days of the agreement; (c) provided HEMG and Mr. Patrick Spada fulfilled their obligations under (a) and (b) above, the Company shall consent to additional private transfers by HEMG and/or Mr. Patrick Spada of up to 500,000 shares of common stock of the Company on or before March 13, 2013; (d) HEMG agreed to not sell, pledge or otherwise transfer 142,500 shares of common stock of the Company pending resolution of a dispute regarding the Company’s claim that HEMG sold 131,500 shares of common stock of the Company without having enough authorized shares and a stockholder did not receive 11,000 shares of common stock of the Company owed to him as a result of a stock dividend; and (e) the Company waived any default of the accounts receivable, secured - related party and extend the due date to September 30, 2014. However, the Company has elected to show as long term due to the expectation that no collection will occur within 1 year. As of September 30, 2012, third party investors purchased 336,000 shares for $168,000 and the Company purchased 264,000 shares for $132,000 per section (b) above. Based on proceeds received on September 28, 2012 under a private placement at $0.35 per unit (consisting of one share of common stock and one-half of a warrant exercisable at $0.50 per share), the value of the aforementioned collateral decreased. Accordingly, as of December 31, 2012, the Company has recognized an allowance of $502,315 for this account receivable. Based on the reduction in value of the collateral to $0.19, the company recognized an expense of $123,647 during the year ended April 30, 2014. As of April 30, 2014 and April 30, 2013, the balance of the account receivable, net of allowance, was $146,831 and $270,478, respectively.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

Note 5. Property and Equipment

Property and equipment consisted of the following at April 30, 2014 and 2013:

	April 30,	April 30,
	2014	2013

Call center	$122,653	$121,313
Computer and office equipment	66,118	61,036
Furniture and fixtures	36,446	32,914
Library (online)	100,000	100,000
Software	1,894,215	1,518,142
	2,219,432	1,833,405
Accumulated depreciation and amortization	(938,703)	(569,665)
Property and equipment, net	$1,280,729	$1,263,740

Depreciation expense for the years ended April 30, 2014, and December 31, 2012, and four months ended April 30, 2013 and 2012, were $369,039, $256,363, $113,794, and $ 73,718 respectively. Accumulated depreciation amounted to $938,703 and $569,665 as of April 30, 2014 and April 30, 2013 respectively. Amortization expense for software, included in the above amounts, for the years ended April 30, 2014, and December 31, 2012, and four months ended April 30, 2013 and 2012, were $334,224, $226,454, $99,855, and $64,192 respectively. Software consisted of the following at April 30, 2014 and April 30, 2013:

	April 30,	April 30,
	2014	2013

Software	$1,894,215	$1,518,142
Accumulated amortization	(720,823)	(386,599)
Software, net	$1,173,392	$1,131,543

Estimated amortization expense of software is as follows:

Year Ending April 30,
2015	$378,843
2016	377,977
2017	255,265
2018	122,230
2019	39,077
Total	$1,173,392

Note 6. Courseware

Courseware costs capitalized were $6,500 and $25,300 for the years ended April 30, 2014 and December 31, 2012, respectively. No courseware costs were capitalized for the fours month ended April 30, 2013 and courseware costs of $8,200 were capitalized during the four months ended April 30, 2012.

Courseware consisted of the following at April 30, 2014, and 2013:

	April 30,	April 30,
	2014	2013

Courseware	$2,104,038	$2,097,538
Accumulated amortization	(1,995,156)	(1,889,443)
Courseware, net	$108,882	$208,095

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

Amortization expense for courseware for the years ended April 30, 2014, and December 31, 2012, and four months ended April 30, 2013 and 2012, were $105,713, $141,560, $45,476, and $48,094 respectively.

Estimated future amortization expense of course curricula as of April 30, 2014 is as follows:

Year Ending April 30,
2015	$66,317
2016	29,030
2017	10,396
2018	2,306
2019	833
Total	$108,882

Note 7. Accrued Expenses

Accrued expenses consisted of the following at April 30, 2014 and 2013:

	April 30,	April 30,
	2014	2013

Accrued compensation	$—	$44,692
Accrued Interest	84,921	28,848
Other accrued expenses	59,054	55,029
Accrued expenses	$143,975	$128,569

Note 8. Loans Payable – Related Party

On June 28, 2013, the Company received $1,000,000 as a loan from the Chief Executive Officer. This loan was for a term of 6 months with an annual interest rate of 10%, payable monthly. On September 25, 2013, as a term of the convertible debenture issued as discussed in Note 9, the maturity of the $1,600,000 owed to the CEO was extended to April 2, 2015. On July 16, 2014, the maturity of the debt to the CEO was extended to January 1, 2016.

Note 9. Notes Payable

Convertible Notes Payable

On February 25, 2012, February 27, 2012 and February 29, 2012, loans payable to three individuals, of $100,000, $50,000 and $50,000, respectively, were converted into two-year convertible promissory notes, bearing interest of 0.19% per annum. Beginning March 31, 2012, the notes are convertible into shares of common stock of the Company at the rate of $1.00 per share. The Company evaluated the convertible notes and determined that, for the embedded conversion option, there was no beneficial conversion value to record as the conversion price is considered to be the fair market value of the shares of common stock on the note issue dates. These loans (now convertible promissory notes) were originally due February of 2014 and, have been included in short-term liabilities as of April 30, 2014 and 2013. Two of the above mentioned notes were modified in February 2014, see below and one is currently in default.

On February 18, 2014 the company renegotiated the terms of one of the $50,000 convertible notes, specifically the one dated February 27, 2012. The maturity date was extended to December 1, 2014 and the conversion price has been reduced to $0.19 per share. The interest rate has been amended to 3.25% from February 27, 2012. This was treated as a note extinguishment in accordance with ASC 470-50. No gain or loss on extinguishment was recorded and no beneficial conversion feature existed on the modification date.

On February 28, 2014 the company renegotiated the terms of the $100,000 convertible note dated February 25, 2012. A payment was made in the amount of $25,000 on February 28, 2014, reducing the principal to $75,000. Another principal payment of $25,000 will be made on August 1, 2014 and $50,000 on December 1, 2014. The interest rate was raised to 3.25% from February 25, 2012. The conversion price was reduced to $0.19 per share. This was treated as a note extinguishment in accordance with ASC 470-50. No gain or loss on extinguishment was recorded and no beneficial conversion feature existed on the modification date.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

On March 13, 2012, the Company’s CEO loaned the Company $300,000 and received a convertible note due March 31, 2013, bearing interest at 0.19% per annum. The note is convertible into shares of common stock of the Company at the rate of $1.00 per share upon five days written notice to the Company. The Company evaluated the convertible note and determined that, for the embedded conversion option, there was no beneficial conversion value to record as the conversion price is considered to be the fair market value of the shares of common stock on the note issue date. On September 4, 2012, the maturity date was extended to August 31, 2013. On December 17, 2012, the maturity date was extended to August 31, 2014. On September 25, 2013, the maturity of the debt to the CEO, has been extended to April 5, 2015. On July 16, 2014, the maturity of the debt to the CEO has been extended to January 1, 2016. There was no accounting effect for these modifications. (See Note 15).

On February 29, 2012 (the "Effective Date"), the Company retained the investment bank of Laidlaw & Company (UK) Ltd. ("Laidlaw") on an exclusive basis for the purpose of raising up to $6,000,000 (plus up to an additional $1,200,000 million to cover over-allotments at the option of Laidlaw) through two successive best-efforts private placements of the Company's securities following the reverse merger. Each Unit in the Phase One financing consisted of: (i) senior secured convertible notes (the "Convertible Notes"), bearing 10% interest, convertible into the Company's shares of common stock at the lower of (a) $1.00 or (b) 95% of the per share purchase price of any shares of common stock (or common stock equivalents) issued on or after the original issue date of the note and (ii) five-year warrant to purchase that number of the Company's shares of common stock equal to 25% of the convertible note amount. As of June 30, 2012, the Company, without the assistance of any broker-dealer, raised $150,000 from the sale of 3.0 Units. Laidlaw raised $1,289,527 (net of debt issuance costs of $266,473) from the sale of 31.12 Units (including Convertible Notes payable and an estimated 389,000 warrants). Mandatory conversion was to occur on the initial closing of the Phase Two financing, which occurred September 28, 2012. The Convertible Notes (as extended) had a maturity date of September 30, 2012, carried provisions for price protection and contained registration rights. For the Phase One financing, Laidlaw received a cash fee of 10% of aggregate funds raised along with a five-year warrant (the "Laidlaw Warrant") equal to 10% of the common stock reserved for issuance in connection with the Units. Separately, Laidlaw required an activation fee of $25,000. The Phase Two financing consisted of Units offered at $0.35 per Unit (consisting of one share of common stock and one-half of a warrant exercisable at $0.50 per share. The Convertible Notes embedded conversion options did not qualify as derivatives since the conversion shares were not readily convertible to cash due to an inactive trading market and there was no beneficial conversion value since the conversion price equaled the fair value of the shares. As a result of proceeds received on September 28, 2012 in the Phase Two financing, all of the $1,706,000 (face value) of Convertible Notes were automatically converted into 5,130,795 shares of common stock at the contractual rate of $0.3325 per share. Moreover, the warrants issuable upon conversion of the Convertible Notes became fixed and determinable and caused to be outstanding 426,500 warrants to acquire shares of common stock at $0.3325 per share. In addition, 202,334 shares of common stock and 50,591 five-year warrants exercisable at $0.3325 per share were issued to settle $67,276 of accrued interest on the aforementioned Convertible Notes. Accordingly, a loss of $3,339 was recognized in general and administrative expenses upon settlement (See Note 12).

On May 1, 2012, the Company issued a Convertible Note payable to a consultant in the amount of $49,825 in exchange for past services rendered, of which $38,175 pertains to the nine months ended September 30, 2012. The Note bore interest at 0.19% per annum, had a maturity date of September 30, 2012, and was convertible into the Company’s shares of common stock at the lower (a) $1.00 or (b) the per share purchase price of any shares of common stock (or common stock equivalents) issued on or after the original issue date of the note. The Convertible Note embedded conversion options did not qualify as derivatives since the conversion shares were not readily convertible to cash due to an inactive trading market and there was no beneficial conversion value since the conversion price equaled the fair value of the shares. As a result of the private placement closing on September 28, 2012, the $49,825 (face value) convertible note was automatically converted into 142,357 shares of common stock at the contractual rate of $0.35 per share. In addition, 112 shares of common stock were issued to settle $39 of accrued interest on the aforementioned Convertible Note. No gain or loss was recognized upon settlement (See Note 12).

On August 14, 2012, the Company’s CEO loaned the Company $300,000 and received a convertible promissory note, payable on demand, bearing interest at 5% per annum. The note is convertible into shares of common stock of the Company at the rate of $0.35 per share (based on proceeds received on September 28, 2012 under a private placement at $0.35 per unit). The Company evaluated the convertible notes and determined that, for the embedded conversion option, there was no beneficial conversion value to record as the conversion price is considered to be the fair market value of the shares of common stock on the note issue date. On September 4, 2012, the maturity date was extended to August 31, 2013. On September 25, 2013, as a term of the convertible debenture issued as discussed further in this Note, the maturity of the debt to the CEO has been extended to April 5, 2015. On July 16, 2014, the maturity of the debt to the CEO has been extended to January 1, 2016. There was no accounting effect for these modifications. (See Note 15).

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

On September 26, 2013, the Company and an institutional investor (the "Institutional Investor") signed a Securities Purchase Agreement (the “Agreement”) with respect to a loan of $2,240,000 evidenced by an 18 month original issue discount secured convertible debenture (the "Debenture") with gross proceeds of $2,000,000 prior to fees. Payments on the Debenture are due 25% on November 1, 2014, 25% on January 1, 2015 and the remaining 50% on April 1, 2015 as a final payment. The Company has the option to pay the interest or principal in stock subject to certain “Equity Conditions” such as giving notice of its intent 20 trading days beforehand. The Agreement provides that the Debenture may be converted at the holder’s option at $0.3325 per share at any time after the closing and subject to adjustments. The Company evaluated that for the embedded conversion option, there was no beneficial conversion value to record as the conversion price was greater than the fair market value of the common shares on the note issue date. Warrants with a relative fair value of $389,565 were issued for 100% of the number of shares of common stock that could be purchased at the conversion price at closing or 6,736,842. The warrants have a five-year term and are exercisable for cash if an outstanding registration statement is in effect within 90 days of closing. The $389,565 is recorded as a debt discount to be amortized over the debt term. The Debenture bears 8% per annum interest and are amortizable in installments over their term. The financing closed on September 26, 2013 and the Company received proceeds of approximately $1.7 million, net of certain offering costs and before payment of various debt issue costs. Offering costs to the lender included an original issue discount of $240,000 and cash loan fees of $117,846.

In September 2013 Company had entered into an engagement agreement with Laidlaw & Co. ("Laidlaw") to act as placement agent for the offering and receive customary compensation. Laidlaw introduced the Institutional Investor. As a placement agent fee, the Company paid Laidlaw $207,500 and issued 1,347,368 five year warrants with an exercise price of $0.3325, valued at $94,316. The warrants and fees paid plus legal fees of $35,356 were recorded as a debt issue cost asset and are being amortized over the debt term.

As of April 30, 2013, the aggregate amount of convertible notes payable outstanding was $800,000, of which $200,000 is included in current liabilities and $600,000 is included in long-term liabilities. As of April 30, 2014, the aggregate amount of convertible notes payable net of original issue discount outstanding was $3,562,229, of which $1,600,000, is included in long term liabilities and $1,962,229 is included in current liabilities. As of April 30, 2014, the convertible notes embedded conversion options were not accounted for as bifurcated derivatives since the conversion shares were not readily convertible to cash due to an inactive trading market.

Notes payable consisted of the following at April 30, 2014 and 2013:

	April 30,	April 30,
	2014	2013
Note payable - related party originating August 14, 2012; no monthly payments required; bearing interest at 5% [A] [D]	$300,000	$300,000
Note payable - related party originating March 13, 2012; no monthly payments required; bearing interest at 0.19% [A] [D]	300,000	300,000
Note payable - originating February 25, 2012; no monthly payments required [B]	75,000	100,000
Note payable - originating February 27, 2012; no monthly payments required [C]	50,000	50,000
Note payable - originating February 29, 2012; no monthly payments required; bearing interest at 0.19%; maturing at February 29, 2014 (In default at April 30, 2014)	50,000	50,000
Loan Payable Officer - related party originating June 28, 2013; no monthly payments required; bearing interest at 10%; maturing January 1, 2016 [D]	1,000,000	—
Debentures payable, net of OID	1,787,229	—
Total	3,562,229	800,000
Less: Current maturities (loans payable)
Less: Current maturities (notes payable)	(175,000)	(200,000)
Less: Current maturities (Debentures Payable)	(1,787,229)
Subtotal	1,600,000	600,000
Less: amount due after one year for notes payable	—	—
Amount due after one year for convertible notes payable	$1,600,000	$600,000

———————

[A] - Effective September 4, 2012, note amended to provide a maturity date of August 31, 2013. Effective December 17, 2012, note further amended to provide a maturity date of August 31, 2014. On September 25, 2013, maturity date had been extended to April 5, 2015. On July 16, 2014, the maturity date had been extended to January 1, 2016.

[B] - Effective February 28, 2014 the note was amended to provide a maturity date of December 1, 2014 and interest rate of 3.25%.

[C] - Effective February 18, 2014 the note was amended to provide a maturity date of December 1, 2014 and interest rate of 3.25%.

[D] – Effective July 16, 2014 the note was amended to provide a maturity date of January 1, 2016.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

Future maturities of notes payable as of April 30, 2014 are as follows:

Year Ending April 30,
2015	$—
2016	1,600,000
$1,600,000

Note 10. Commitments and Contingencies

Line of Credit

The Company maintains a line of credit with a bank, up to a maximum credit line of $250,000. The line of credit bears interest equal to the prime rate plus 0.50% (overall interest rate of 3.75% at April 30, 2014). The line of credit requires minimum monthly payments consisting of interest only. The line of credit is secured by all business assets, inventory, equipment, accounts, general intangibles, chattel paper, documents, instruments and letter of credit rights of the Company. The line of credit is for an unspecified time until the bank notifies the Company of the Final Availability Date, at which time payments on the line of credit become the sum of: (a) accrued interest and (b) 1/60th of the unpaid principal balance immediately following the Final Availability Date, which equates to a five-year payment period. The balance due on the line of credit as of April 30, 2014 and 2013 was $244,175 and $250,000 respectively. Since the earliest the line of credit is due and payable is over a five year period and the Company believes that it could obtain a comparable replacement line of credit elsewhere, the entire line of credit is included in long-term liabilities. The unused amount under the line of credit available to the Company at April 30, 2014 and 2013 was $5,825 and $0 respectively.

Operating Leases

The Company leases office space for its corporate headquarters in New York, New York on a month-to-month basis with monthly rent payments of $3,816 per month.

The Company leases office space for its developers in Dieppe, NB, Canada on a month-to-month basis with monthly rent payments of $1,675 per month.

The Company leases office space for its Denver, Colorado location under a seven-year lease agreement commencing September 15, 2008. The operating lease granted four initial months of free rent and had a base monthly rent of $6,526 commencing January 15, 2009. Thereafter, the monthly rent escalates 2.5% annually over the base year.

On October 4, 2012, the Company entered into a three-year lease agreement for its call center in Scottsdale, Arizona. The Company occupied temporary space at this location until moving into the leased space on February 1, 2013, the commencement date of the lease. The lease requires rent payments of $4,491 per month during months 4 through 12, $4,601 per month during the second year, and $4,710 per month during the third year.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of April 30, 2014:

Year Ending April 30,
2015	$144,332
2016	72,427
2017	—
Total minimum payments required	$216,759

Rent expense for the years ended April 30, 2014, and December 31, 2012, and four months ended April 30, 2013 and 2012, were $210,977, $140,783, $64,724, and $44,828, respectively.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

Employment Agreements

From time to time, the Company enters into employment agreements with certain of its employees. These agreements typically include bonuses, some of which were performance-based in nature. As of April 30, 2013, the Company had entered into five employment agreements whereby the Company was obligated to pay an annual performance bonus ranging from 50% to 100% of the employee’s base salary based upon the achievement of pre-established milestones. Such annual bonuses were to be paid one-half in cash and the remainder in shares of common stock of the Company. As of April 30, 2014, no performance bonuses have been earned.

Consulting Agreement

On October 1, 2012, the Company retained two investor relations firms agreeing to pay one firm $50,000 a year for two years and issuing it 200,000 shares of common stock, having a fair value of $70,000 based on recent sales of Units. The second firm was retained for one year with a fee of $5,000 per month. The second firm also received 100,000 shares of common stock and 100,000 five-year warrants exercisable at $0.60 per share, having a fair value of $43,000 based on recent sale of Units (See Note 12).

Legal Matters

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of April 30, 2013, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations and there are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

On February 11, 2013, HEMG and Mr. Spada sued the Company, certain senior management members and our directors in state court in New York seeking damages arising principally from (i) allegedly false and misleading statements in the filings with the SEC and the DOE where the Company disclosed that HEMG and Mr. Spada borrowed $2.2 million without board authority, (ii) the alleged breach of an April 2012 agreement whereby the Company had agreed, subject to numerous conditions and time limitations, to purchase certain shares of the Company from HEMG, and (iii) alleged diminution to the value of HEMG’s shares of the Company due to Mr. Spada’s disagreement with certain business transactions the Company engaged in, all with Board approval. On November 8, 2013, the state court in New York granted the Company’s motion to dismiss all of the derivative claims and all of the fiduciary duty claims. The state court in New York also granted the Company’s motion to dismiss the duplicative breach of good faith and fair dealing claim, as well as the defamation claim. The state court in New York denied the Company’s motion to dismiss as to the defamation per se claim.   On December 10, 2013, the Company filed a series of counterclaims against HEMG and Mr. Spada in state court of New York.  Discovery is currently being pursued by the parties.

On November 21, 2013, HEMG and Mr. Spada filed a derivative suit on behalf of the Company against certain former senior management member and our directors in state court in Delaware. The Company is a nominal defendant. The complaint is substantially similar to the complaint filed in state court of New York, except that if successful, the Company will receive the benefits. On February 28, 2014, the Company filed a motion to dismiss the complaint. In July 2014, the court heard oral argument and reserved decision.

While the Company has been advised by its counsel that these lawsuits are baseless, the Company cannot provide any assurance as to the ultimate outcome of the cases. Defending the lawsuits will be expensive and will require the expenditure of time which could otherwise be spent on the Company’s business. While unlikely, if Mr. Spada’s and HEMG’s claims in the New York litigation were to be successful, the damages the Company could pay could potentially be material.

Regulatory Matters

The Company’s subsidiary, Aspen University Inc. (“Aspen University”), is subject to extensive regulation by Federal and State governmental agencies and accrediting bodies. In particular, the Higher Education Act (the “HEA”) and the regulations promulgated thereunder by the DOE subject Aspen University to significant regulatory scrutiny on the basis of numerous standards that schools must satisfy to participate in the various types of federal student financial assistance programs authorized under Title IV of the HEA. Aspen University has had provisional certification to participate in the Title IV programs. That provisional certification imposes certain regulatory restrictions including, but not limited to, a limit of 1,200 student recipients for Title IV funding for the duration of the provisional certification. The provisional certification restrictions continue with regard to Aspen University’s participation in Title IV programs.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

To participate in the Title IV programs, an institution must be authorized to offer its programs of instruction by the relevant agencies of the State in which it is located, and since July 2011, potentially in the States where an institution offers postsecondary education through distance education. In addition, an institution must be accredited by an accrediting agency recognized by the DOE and certified as eligible by the DOE. The DOE will certify an institution to participate in the Title IV programs only after the institution has demonstrated compliance with the HEA and the DOE’s extensive academic, administrative, and financial regulations regarding institutional eligibility and certification. An institution must also demonstrate its compliance with these requirements to the DOE on an ongoing basis. Aspen University performs periodic reviews of its compliance with the various applicable regulatory requirements. As Title IV funds received in fiscal 2013 represented approximately 26% of the Company's cash revenues (including revenues from discontinued operations), as calculated in accordance with Department of Education guidelines, the loss of Title IV funding would have a material effect on the Company's future financial performance.

On March 27, 2012 and on August 31, 2012, Aspen University provided the DOE with letters of credit for which the due date was extended to December 31, 2013. On January 30, 2014, the DOE provided Aspen University with an option to become permanently certified by increasing the letter of credit to 50% of all Title IV funds received in the last program year, equaling $1,696,445, or to remain provisionally certified by increasing the 25% letter of credit to $848,225.  Aspen informed the DOE of its desire to remain provisionally certified and posted the $848,225 letter of credit by the DOE on April 14, 2014. The DOE may impose additional or different terms and conditions in any final provisional program participation agreement that it may issue (See Note 2 “Restricted Cash”).

The HEA requires accrediting agencies to review many aspects of an institution's operations in order to ensure that the education offered is of sufficiently high quality to achieve satisfactory outcomes and that the institution is complying with accrediting standards. Failure to demonstrate compliance with accrediting standards may result in the imposition of probation, the requirements to provide periodic reports, the loss of accreditation or other penalties if deficiencies are not remediated.

Because Aspen University operates in a highly regulated industry, it may be subject from time to time to audits, investigations, claims of noncompliance or lawsuits by governmental agencies or third parties, which allege statutory violations, regulatory infractions or common law causes of action.

Return of Title IV Funds

An institution participating in Title IV programs must correctly calculate the amount of unearned Title IV program funds that have been disbursed to students who withdraw from their educational programs before completion and must return those unearned funds in a timely manner, generally within 45 days of the date the school determines that the student has withdrawn. Under Department regulations, failure to make timely returns of Title IV program funds for 5% or more of students sampled on the institution's annual compliance audit in either of its two most recently completed fiscal years can result in the institution having to post a letter of credit in an amount equal to 25% of its required Title IV returns during its most recently completed fiscal year. If unearned funds are not properly calculated and returned in a timely manner, an institution is also subject to monetary liabilities or an action to impose a fine or to limit, suspend or terminate its participation in Title IV programs.

On June 30, 2013, the Company filed its calendar year 2012 compliance audit with the Department of Education. As a result of the audit findings, the Company recognized that it had not fully complied with all requirements for calculating and making timely returns of Title IV funds (R2T4). In November 2013, the Company returned a total of $102,810 of Title IV funds to the Department of Education.

Delaware Approval to Confer Degrees

Aspen University is a Delaware corporation. Delaware law requires an institution to obtain approval from the Delaware Department of Education (“Delaware DOE”) before it may incorporate with the power to confer degrees. On July 3, 2012, Aspen University received notice from the Delaware DOE that it is granted provisional approval status effective until June 30, 2015. Aspen University is authorized by the Colorado Commission on Education to operate in Colorado as a degree granting institution.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

Unauthorized Borrowings

During 2005 through 2011, the Company advanced funds without board authority to both Patrick Spada (former Chairman of the Company) and HEMG, of which Patrick Spada is President (See Note 15). Mr. Spada and HEMG have denied taking any advances (See “Legal Matters” above).

Letter of Credit

The Company maintains a letter of credit under a DOE requirement (See Note 2 “Restricted Cash”).

Note 11. Temporary Equity

On October 28, 2011, Aspen filed a First Amendment to the second amended and restated certificate of incorporation whereby a liquidation preference equal to the original issue price ($1.00) was added to both the Series D and Series E shares. In addition, the liquidation preferences of the Series D shares became pari passu with the liquidation preferences of the Series E shares and the liquidation preferences of both the Series D and Series E shares became senior to the liquidation preferences of the Series C shares. On January 23, 2012, Aspen filed a Second Amendment to the second amended and restated certificate of incorporation whereby the Series A, Series D and Series E preferred shares shall be redeemed if the SEC Reporting Date does not occur on or before February 29, 2012. On February 29, 2012, Aspen filed a Third Amendment to the second amended and restated certificate of incorporation whereby the Series A, Series D and Series E preferred shares shall be redeemed if the SEC Reporting Date does not occur on or before March 15, 2012. The SEC Reporting Date occurred on March 13, 2012.

Prior to their conversion to shares of common stock on March 13, 2012, the Series A, Series D and Series E preferred shares were classified as temporary equity. During 2012 through March 13, 2012, the preferred shares accumulated additional dividends of $37,379 and as of March 13, 2012, total cumulative preferred dividends were $124,705. On March 13, 2012, all preferred shares were automatically converted into shares of common stock and, based on the terms of the preferred shares, none of the cumulative dividends shall ever be paid (See Note 12).

Note 12. Stockholders’ Equity (Deficiency)

Stock Dividends and Reverse Split

On February 23, 2012, Aspen approved a stock dividend of one new share of Aspen for each share presently held. Following the stock dividend, Aspen approved a one-for-two reverse stock split as of the close of business on February 24, 2012 in which each two shares of common stock shall be combined into one share of common stock. This was done in order to reduce the conversion ratio of the Aspen convertible preferred stock for all Series to 1 for 1 except for Series C, which then had a conversion ratio of 0.8473809. All share and per share data has been retroactively adjusted to reflect the stock splits.

Preferred Stock

On March 13, 2012, all preferred shares were automatically converted into shares of common stock and, based on the terms of the preferred shares (See below).

Common Stock

On March 13, 2012, all of the outstanding preferred shares of the Company were automatically converted into 13,677,274 shares of common stock of Aspen Group, Inc. (See Note 11).

Pursuant to the recapitalization discussed below and under generally accepted accounting rules, the Company is deemed to have issued 9,760,000 shares of common stock to the original stockholders of Aspen Group, Inc. Technically, no shares were issued since the original stockholders owned their shares prior to March 13, 2012.

In April 2012, the Company issued 20,000 shares of common stock upon the conversion of $20,000 of convertible notes payable (See Note 9).

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

On September 28, 2012, the Company raised $2,494,899 (net of offering costs of $262,101) from the sale of 78.77 Units (including 7,877,144 shares of common stock and 3,938,570 five-year warrants exercisable at $0.50 per share) through Laidlaw. Of the amount raised, $212,000 or 605,716 shares of common stock were from directors of the Company. Also, on September 28, 2012, as a result of this financing, all of the $1,706,000 (face value) of Convertible Notes from the Phase One financing automatically converted into 5,130,795 shares of common stock at the contractual rate of $0.3325 per share. In addition, 202,334 shares of common stock and 50,591 five-year warrants exercisable at $0.3325 per share were issued to settle $67,276 of accrued interest on the aforementioned Convertible Notes. Accordingly, a loss of $3,339 was recognized upon settlement (See Note 9).

On September 28, 2012, as a result of the aforementioned financing, a $49,825 (face value) Convertible Note was automatically converted into 142,357 shares of common stock at the contractual rate of $0.35 per share. In addition, 112 shares of common stock were issued to settle $39 of accrued interest on the aforementioned convertible note. No gain or loss was recognized upon settlement (See Note 9).

On September 28, 2012, as a result of the initial closing of the Phase Two financing, 4,516,917 shares of common stock and warrants to purchase 915,429 shares of common stock at $0.3325 per share were issued to the former owners of Aspen Series D and Series E shares under the price protection provision. This resulted in an increase in stock of common stock of $4,517 with a corresponding decrease in additional paid-in capital. 550,000 of the former Series D shares and all 1,700,000 of the former Series E shares continue to have price protection through March 13, 2015.

On October 1, 2012, the Company purchased 264,000 shares of common stock for $132,000, from the Company's former chairman (see Notes 4 and 15). On November 13, 2012, these shares were retired.

On December 7, 2012, the Company purchased 200,000 shares of common stock for $70,000, from the Company's former chairman. The shares are being held as treasury shares.

On October 1, 2012, the Company retained two investor relations firms agreeing to pay one firm $50,000 a year for two years and issuing it 200,000 shares of common stock, having a fair value of $70,000 based on recent sales of common stock. The second firm was retained for one year with a fee of $5,000 per month. The second firm also received 100,000 shares of common stock and 100,000 five-year warrants exercisable at $0.60 per share, having a fair value of $43,000 based on recent sale of Units.

On October 10, 2012, the Company entered into a non-exclusive agreement with Global Arena Capital Corp. (“GAC”), a broker-dealer, through which GAC agreed to use its best efforts to raise up to $2,030,000 from the sale of Units of common stock and warrants that are identical to those Units sold on September 28, 2012. The Company agreed to compensate GAC from sales of Units by paying it compensation equal to 10% of the gross proceeds sold by it. The Company also agreed to issue GAC five-year warrants to purchase 10% of the same Units it sells to investors with an exercise price equal to the purchase price paid by investors ($35,000 per Unit). In addition, the Company agreed to pay GAC a 3% non-accountable expense allowance from the proceeds of Units sold by it.

As of December 31, 2012, the Company raised $530,337 (net of offering costs of $184,663 and five-year warrants to purchase: (i) 100,000 shares of common stock at $0.35 per share and (ii) 98,000 shares of common stock at $0.50 per share.) from the sale of 20.43 Units (including 2,042,856 shares of common stock and 1,021,432 warrants) under the offering.

During the period from February 13, 2013 through March 1, 2013, the Company raised $519,370 (net of offering costs of $45,630) from the sale of 16.14 Units (including 1,614,286 shares of common stock and 807,143 five-year warrants exercisable at $0.50 per share) on its own behalf without the use of a broker. The warrants have cashless exercise provisions. On March 14, 2013, and based on the Company having increased the remainder of the Offering by $20,000, the Company entered into an exclusive engagement with Laidlaw & Company (UK) Ltd. under which Laidlaw agreed to use its best effort to sell up to $770,000 of Units with the same terms as the Units the Company sold in 2012 and 2013 to date. Laidlaw received cash commissions of 10% based on the number of Units sold and five-year warrants equal to 10% of the securities sold exercisable at $0.50 per share.

On April 18, 2013, the Company raised $522,170 (net of offering costs of $78,158 and five-year warrants to purchase 169,021 shares of common stock at $0.50 per share) from the sale of 17.15 Units (comprised of 1,715,217 shares of common stock and 857,609 five-year warrants exercisable at $0.50 per share). All of the Units were sold with the assistance of Laidlaw except $8,750, which the Company raised on its own behalf and was not subject to a commission. Cash commissions of $59,158 and five-year warrants to purchase 169,021 shares of common stock at $0.50 per share are due to Laidlaw as offering fees. The Laidlaw engagement terminated after these transactions.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

As part of two contracts entered into during the year ended April 30, 2014, the Company issued restricted stock to two firms as part of their fees for services. The fair value of the stock issued was set up as a prepaid expense and was amortized over the service period of the contract.  Since the contract was terminated, the full amount was recognized during the three months ended January 31, 2014. On June 27, 2013, the Company issued one firm 317,143 shares of its common stock valued at $0.35 per share (based on recent sales of shares by the Company) to an investor relations firm pursuant to a service agreement with two service components, one for three months and one for 12 months. The $111,000 of expense was being recognized in two pieces, $90,000 over 12 months and $21,000 over three months. On July 24, 2013, the Company issued the second firm 300,000 shares of its common stock valued at $0.35 per share (based on recent sales of shares by the Company) to a business development consultant pursuant to a six month consulting agreement. The $105,000 of expense was being amortized over the life of the contract. Since the contract was terminated, the unamortized balance was recognized as an expense in the year ended April 30, 2014.

The Company issued 7,006,064 shares of common stock and received $804,049 in connection with warrant exercises more fully described below.

As a result of the warrant modifications and exercises described below, the Company issued 3,270,678 shares of common stock as price protection on prior cash investments.

On March 10, 2014, several members of the Board of Directors paid $600,000 in exchange for 3,157,895 shares of common stock and 3,157,895 warrants at $0.19 per share.  On April 24, 2014, an investor paid $50,000 in exchange for 263,158 shares of common stock and 263,158 warrants at $0.19 per share.  On April 30, 2014, a Director paid $100,000 in exchange for 526,318 shares of common stock and 526,318 warrants at $0.19 per share.

Recapitalization

On March 13, 2012 (the “recapitalization date”), Aspen University was acquired by Aspen Group, Inc., an inactive publicly-held company, in a reverse merger transaction accounted for as a recapitalization of Aspen University (the “Recapitalization” or the “Reverse Merger”). The common and preferred stockholders of the Company received 25,515,204 shares of common stock of Aspen Group, Inc. in exchange for 100% of the capital stock of Aspen University Inc. For accounting purposes, Aspen University Inc. is the acquirer and Aspen Group, Inc. is the acquired company because the stockholders of Aspen University Inc. acquired both voting and management control of the combined entity. As disclosed above, the Company is deemed to have issued 9,760,000 shares of common stock to the original stockholders of the publicly-held entity. Accordingly, after completion of the recapitalization, the historical operations of the Company are those of Aspen University Inc. and the operations since the recapitalization date are those of Aspen University Inc. and Aspen Group, Inc. The assets and liabilities of both companies are combined at historical cost on the recapitalization date. As a result of the recapitalization and conversion of all Company preferred shares into shares of common stock of the public entity, all redemption and dividend rights of preferred shares were terminated. As a result of the recapitalization, the Company now has 120,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share authorized. The assets acquired and liabilities assumed from the publicly-held company were as follows:

Cash and cash equivalents	$337
Liabilities assumed	(21,206)
Net	$(20,869)

Stock Warrants

On September 28, 2012, as a result of the initial closing of the Phase Two financing, (i) warrants to purchase 915,429 shares of common stock at $0.3325 per share were issued to the former owners of Aspen Series D and Series E shares under full-ratchet price protection provisions and (ii) the exercise price of the original 456,000 warrants held by the former owners of Series D and Series E shares changed from $1.00 per share to $0.3325 per share. In addition, the exercise price of 426,500 warrants held by the former holders of Convertible Notes (sold during March through June of 2012 with the assistance of Laidlaw) changed from $1.00 per share to $0.3325 per share under price protection provisions. As the aforementioned issuances and changes in exercise price of warrants stemmed from price protection provisions in the original contracts, no expense was recognized.

On October 1, 2012, the Company retained an investor relations firm. As part of its compensation, the investor relations firm received 100,000 five-year warrants exercisable at $0.60 per share, having a fair value of $8,000. As the warrants vested immediately, the entire $8,000 was recognized as a prepaid expense and is being amortized over the term of the agreement.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

On October 23, 2012, the Company issued 150,000 five-year warrants exercisable at $0.50 per share, having a fair value of $15,000. As the warrants vested immediately and were for prior services, the entire $15,000 was expensed immediately. On December 17, 2012, the warrants were repriced to have an exercise price of $0.35 per share, resulting in additional expense of $4,500, which was expensed immediately.

During the four months ended April 30, 2013, the Company issued 1,833,770 warrants exercisable at $0.50 per share. (See “Common Stock” above).

In July of 2013, the Company issued 1,115,026 warrants to a placement agent as a fee related to prior investments. There was no accounting effect for this warrant issuance.

On September 26, 2013, warrants were issued in connection with a financing more fully described in Note 9 with a relative fair value of $389,565, and were issued for 100% of the number of shares of common stock that could be purchased at the conversion price at closing or 6,736,842. The warrants have a five-year term and are exercisable for cash if an outstanding registration statement is in effect within 90 days of closing. Also, as a placement agent fee, the Company paid $207,500 and issued 1,347,368 five year warrants with an exercise price of $0.3325, valued at $94,316. The warrants and fees paid were recorded as a debt issue cost asset and are being amortized over the debt term (See Note 9).

On January 15, 2014, a warrant exercise offering was completed whereby 4,231,840 warrants were offered at an exercise price of $0.19 per warrant. The total proceeds received were $804,049 and since the exercise price was discounted from the stated prices of either $0.50 or $0.3325, a warrant modification expense of $156,952 was recorded in accordance with ASC 718-20-35. This expense was calculated by comparing the value of the warrants before and after the reduced price.  As a result of the $0.19 exercise, an additional 5,178,947 new warrants were issued at $0.19 per warrant as part of a price protection agreement with two investors. There was no accounting effect for this warrant issuance.

On March 10, 2014, several members of the Board of Directors invested $600,000 in exchange for 3,157,895 shares of common stock and 3,157,895 warrants at $0.19 per share.  On April 24, 2014, an investor invested $50,000 in exchange for 263,158 shares of common stock and 263,158 warrants at $0.19 per share. On April 30, 2014, a Director invested $100,000 in exchange for 526,318 shares of common stock and 526,318 warrants at $0.19 per share.

All other outstanding warrants issued by the Company to date have been related to capital raises. Accordingly, the Company has not recognized any additional stock-based compensation for other warrants issued during the years presented. A summary of the Company’s warrant activity during the year ended April 30, 2014 is presented below:

		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
Warrants	Shares	Price	Term	Value
Balance Outstanding, April 30, 2013	9,090,292	$0.46
Granted	18,325,553	0.26
Exercised	(4,231,840)	0.19
Forfeited	(40,000)	0.50
Expired	—
Balance Outstanding, April 30, 2014	23,144,005	$0.31	4.6	$—

Exercisable, April 30, 2014	18,249,528	$0.31	4.6	$—

Certain of the Company’s warrants contain price protection. The Company evaluated whether the price protection provision of the warrant would cause derivative treatment. In its assessment, the Company determined that since its shares are not readily convertible to cash due to an inactive trading market, through April 30, 2014 the warrants are excluded from derivative treatment.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

Stock Incentive Plan and Stock Option Grants to Employees and Directors

Immediately following the closing of the Reverse Merger, on March 13, 2012, the Company adopted the 2012 Equity Incentive Plan (the “Plan”) that provides for the grant of 2,500,000 shares (increased to 5,600,000 shares effective September 28, 2012, to 8,000,000 effective January 16, 2013, and to 9,300,000 effective May 2013, and 14,300,000 effective July 2014) in the form of incentive stock options, non-qualified stock options, restricted shares, stock appreciation rights and restricted stock units to employees, consultants, officers and directors.

On October 23, 2012, the Company issued non-Plan stock options to its executive officers as compensation for salary deferrals through August 31, 2012. Messrs. Michael Mathews, Brad Powers and David Garrity received 288,911, 255,773, and 136,008 five-year stock options, respectively, exercisable at $0.35 per share which options are fully vested. In aggregate, 680,692 stock options were issued to settle $238,562 of accrued salaries. No gain was recognized as the settlement was between the Company and related parties. On January 16, 2013, these options were modified to be Plan options.

On October 23, 2012, the Company issued additional non-Plan options to executive officers who reduced their salaries for the period September 1 through December 31, 2012. The Company granted Messrs. Mathews, Powers and Garrity each 166,666 five-year options, respectively, and Dr. Gerald Williams 47,620 five-year options, all exercisable at $0.35 per share with 25% of these options vesting on the last day of September, October, November and December 2012, subject to the applicable executive remaining employed on each applicable vesting date. In aggregate, 547,618 stock options were issued as part of the reduced salaries. All stock options or shares granted are valued on the appropriate measurement date and the related expense shall be recognized over the requisite service period. On January 16, 2013, these options were modified to be Plan options.

Prior to 2011, the Company received $22,000 from a director of the Company in exchange for a note payable bearing interest of 10%, due on demand. On November 21, 2012, the director forgave the $22,000 balance due from Aspen in exchange for 62,857 five-year vested non-Plan stock options exercisable at $0.35 per share. No gain was recognized as the settlement was between the Company and related parties. On January 16, 2013, these options were modified to be Plan options.

On December 17, 2012, the Company repriced 1,705,000 stock options from having an exercise price of $1.00 per share to $0.35 per share. Accordingly, the incremental increase in the fair value due to the repricing is being recognized over the remaining service period of the stock options.

During the year ended December 31, 2012, including the aforementioned stock option issuances in this section, the Company granted to employees 6,777,967 stock options, net of cancellations (including repriced stock options), all of which were under the Plan, having an exercise price of $0.35 per share. While most of the options vest pro rata over three to four years on each anniversary date, 910,214 vested immediately; all options expire five years from the grant date. The total fair value of stock options granted to employees during the four months ended April 30, 2013 and for the year ended December 31, 2012 was $79,070 and $1,747,007, respectively. In connection with employee stock options, the Company recorded compensation expense of $153,818, $81,605 and $252,057 for the four months ended April 30, 2013 and 2012 and for the year ended December 31, 2012, respectively.

During the four months ended April 30, 2013, the Company granted to employees 658,914 stock options, all of which were under the Plan, having an exercise price of $0.35 per share. The options vest pro rata over three to four years on each anniversary date; all options expire five years from the grant date. The total fair value of stock options granted to employees during the four months ended April 30, 2013 was $79,070, which is being recognized over the respective vesting periods.

During the year ended April 30, 2014, the Company granted to employees 3,778,711 stock options, all of which were under the Plan, having an exercise price ranging from $0.35 per share to $0.17 per share. The options vest pro rata over three years on each anniversary date; all options expire five years from the grant date. The total fair value of stock options granted to employees during the year ended April 30, 2014 was $332,545, which is being recognized over the respective vesting periods.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

The Company estimates the fair value of share-based compensation utilizing the Black-Scholes option pricing model, which is dependent upon several variables such as the expected option term, expected volatility of the Company’s stock price over the expected term, expected risk-free interest rate over the expected option term, expected dividend yield rate over the expected option term, and an estimate of expected forfeiture rates. The Company believes this valuation methodology is appropriate for estimating the fair value of stock options granted to employees and directors which are subject to ASC Topic 718 requirements. These amounts are estimates and thus may not be reflective of actual future results, nor amounts ultimately realized by recipients of these grants. The Company recognizes compensation on a straight-line basis over the requisite service period for each award. The following table summarizes the assumptions the Company utilized to record compensation expense for stock options granted to employees during the year ended April 30, 2014 the four months ended April 30, 2013, and during the year ended December 31, 2012:

	April 30,	April 30,	December 31,
Assumptions	2014	2013	2012
Expected life (years)	3.3	3.5 - 3.75	2.5 - 3.8
Expected volatility	45.0%	46.3%- 46.5%	44.2% - 50.9%
Weighted-average volatility	45.0%	46.5%	49.0%
Risk-free interest rate	0.38%	.36%-.44%	0.31% - 0.60%
Dividend yield	0.00%	0.00%	0.00%
Expected forfeiture rate	n/a	3.9%	1.7%

The Company utilized the simplified method to estimate the expected life for stock options granted to employees. The simplified method was used as the Company does not have sufficient historical data regarding stock option exercises. The expected volatility is based on the average of the expected volatilities from the most recent audited financial statements available for comparative public companies that are deemed to be similar in nature to the Company. The risk-free interest rate is based on the U.S. Treasury yields with terms equivalent to the expected life of the related option at the time of the grant. Dividend yield is based on historical trends. While the Company believes these estimates are reasonable, the compensation expense recorded would increase if the expected life was increased, a higher expected volatility was used, or if the expected dividend yield increased.

A summary of the Company’s stock option activity for employees and directors during the year ended April 30, 2014 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
Options	Shares	Price	Term	Value
Balance Outstanding, April 30, 2013	7,344,381	$0.35
Granted	3,778,711	$0.25
Exercised	—
Forfeited	(646,680)	$0.35
Expired	—
Balance Outstanding, April 30, 2014	10,476,412	$0.35	4.0	$—

Exercisable, April 30, 2014	2,050,332	$0.35	3.8	$—

The weighted-average grant-date fair value of options granted to employees during the four months ended April 30, 2014 was $0.06.

As of April 30, 2014, there was $767,237 of total unrecognized compensation costs related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.5 years.

Stock Option Grants to Non-Employees

On March 15, 2012, the Company granted 175,000 stock options to non-employees, all of which were under the Plan, having an exercise price of $1.00 per share. The options vest pro rata over three years on each anniversary date; all options expire five years from the grant date. The total fair value of the stock options granted was $57,750, all of which was recognized immediately as these stock options were issued for prior services rendered. On December 17, 2012, the Company repriced the stock options issued from having an exercise price of $1.00 per share to $0.35 per share. Accordingly, the incremental increase in the fair value of $15,750 was recognized immediately.

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

On October 23, 2012, under the Plan, the Company issued to a consultant 20,000 five-year stock options exercisable at $0.50 per share vesting in equal annual increments over a three-year period subject to the consultant continuing to provide services for the Company. The total fair value of the stock options granted was $2,000, all of which was recognized immediately as these stock options were issued for prior services rendered. On December 17, 2012, the Company repriced the stock options issued from having an exercise price of $0.50 per share to $0.35 per share. Accordingly, the incremental increase in the fair value of $600 was recognized immediately.

The total fair value of 75,000 stock options granted to a faculty member during the four months ended April 30, 2013 was $9,000, which will be recognized over 3 years as this contract employee provides services to Aspen.

The Company recorded compensation expense of $2,968 for the year ended April 30, 2014 and $244 for the four months ended April 30, 2013 in connection with this particular non-employee grant. The Company recorded compensation expense of $95,600 for the year ended December 31, 2012, in connection with non-employee stock options. The total fair value of stock options granted to non-employees during the year ended December 31, 2012 was $95,600, all of which was recognized immediately as these stock options were issued for prior services rendered.

A summary of the Company's stock option activity for non-employees during the year ended April 30, 2014 is presented below:

		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
Options	Shares	Price	Term	Value
Balance Outstanding, April 30, 2013	270,000	$0.35
Granted	—	$—
Exercised	—
Forfeited	—
Expired	—
Balance Outstanding, April 30, 2014	270,000	$0.35	4.0	$—

Exercisable, April 30, 2014	—	N/A	N/A	N/A

Note 13. Income Taxes

The components of income tax expense (benefit) are as follows:

	For the	For the	For the
	Year Ended	Year Ended	Four Months Ended
	April 30, 2014	December 31, 2012	April 30, 2013	April 30, 2012
Current:
Federal	$—	$—	$—	$—
State	—	—	—	—
	—	—	—	—
Deferred:
Federal	—	—	—	—
State	—	—	—	—
	—	—	—	—
Total Income tax expense (benefit)	$—	$—	$—	$—

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

Significant components of the Company's deferred income tax assets and liabilities are as follows:

	April 30,	April 30,
	2014	2013
Deferred tax assets:
Net operating loss	$6,021,134	$4,256,530
Allowance for doubtful accounts	55,679	23,948
Intangible assets	294,284	238,259
Deferred rent	7,948	11,809
Stock-based compensation	411,374	185,916
Contributions carryforward	93	93
Total deferred tax assets	6,790,512	4,716,555

Deferred tax liabilities:
Property and equipment	(126,297)	(31,714)
Total deferred tax liabilities	(126,297)	(31,714)

Deferred tax assets, net	6,664,215	4,684,841

Valuation allowance:
Beginning of year	(4,684,841)	(4,166,510)
(Increase) during period	(1,979,374)	(518,331)
Ending balance	(6,664,215)	(4,684,841)

Net deferred tax asset	$—	$—

Presentation in the financial statements:

	April 30, 2014	April 30, 2013

Deferred taxes, current portion	$—	$—
Deferred taxes, net of current portion	—	—
Net deferred tax assets	$—	$—

A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. The Company recorded a valuation allowance at April 30, 2014 and 2013 due to the uncertainty of realization. Management believes that based upon its projection of future taxable operating income for the foreseeable future, it is more likely than not that the Company will not be able to realize the tax benefit associated with deferred tax assets. The net change in the valuation allowance during the year ended April 30, 2014 was an increase of $1,979,374.

At April 30, 2014, the Company had $16,248,831 of net operating loss carryforwards which will expire from 2029 to 2034. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the Company has not recorded a liability for unrecognized tax benefits. As of April 30, 2014, tax years 2010 through 2013 remain open for IRS audit. The Company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

A reconciliation of income tax computed at the U.S. statutory rate to the effective income tax rate is as follows:

	2014	2013
Statutory U.S. federal income tax rate	34.0%	34.0%
State income taxes, net of federal tax benefit	3.1	3.1
Other	(0.1)	(0.1)
Change in valuation allowance	(37.0)	(37.0)
Effective income tax rate	0.0%	0.0%

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

Note 14. Concentrations

Concentration of Credit Risk

As of April 30, 2014, the Company’s bank balances exceed FDIC insurance by approximately $592,000.

Note 15. Related Party Transactions

On December 14, 2011, Aspen loaned $150,000 to an Aspen officer in exchange for a promissory note bearing 3% per annum. As collateral, the note was secured by 500,000 shares of Aspen’s common stock owned personally by the officer. The note along with accrued interest was due and payable on September 14, 2012. During the year ended December 31, 2011, interest income of $210 was recognized on the note receivable and is included in other current assets. As of December 31, 2011, the balance due on the note receivable was $150,000, all of which is short-term. During the year ended December 31, 2012, interest income of $594 was recognized on the note receivable. On February 16, 2012, the note receivable from an officer was repaid along with accrued interest.

On March 30, 2008 and December 1, 2008, Aspen sold courseware pursuant to marketing agreements to HEMG, a related party and principal stockholder of Aspen whose president is Mr. Patrick Spada, the former Chairman of Aspen, in the amount of $455,000 and $600,000, respectively; UCC filings were filed accordingly. Under the marketing agreements, the receivables were due net 60 months. On September 16, 2011, HEMG pledged 772,793 Aspen Series C preferred shares (automatically converted to 654,850 shares of common stock on March 13, 2012) as collateral for this account receivable. On March 8, 2012, due to the impending reduction in the value of the collateral as the result of the Series C conversion ratio and Aspen’s inability to engage Mr. Spada in good faith negotiations to increase HEMG’s pledge, Michael Mathews, Aspen’s CEO, pledged 117,943 shares of common stock of Aspen, owned personally by him, valued at $1.00 per share based on recent sales of capital stock as additional collateral to the accounts receivable, secured – related party. On March 13, 2012, Aspen deemed the receivables stemming from the sale of courseware curricula to be in default.

On April 4, 2012, the Company entered into an agreement with: (i) an individual, (ii) HEMG, and (iii) Mr. Spada. Under the agreement, (a) the individual purchased and HEMG sold to the individual 400,000 shares of common stock of the Company at $0.50 per share; (b) the Company guaranteed it would purchase at least 600,000 shares of common stock of the Company at $0.50 per share within 90 days of the agreement and the Company would use its best efforts to purchase from HEMG and resell to investors an additional 1,400,000 shares of common stock of the Company at $0.50 per share within 180 days of the agreement; (c) provided HEMG and Mr. Spada fulfilled their obligations under (a) and (b) above, the Company shall consent to additional private transfers by HEMG and/or Mr. Spada of up to 500,000 shares of common stock of the Company on or before March 13, 2013; (d) HEMG agreed to not sell, pledge or otherwise transfer 142,500 shares of common stock of the Company pending resolution of a dispute regarding the Company’s claim that HEMG sold 131,500 shares of common stock of the Company without having enough authorized shares and a stockholder did not receive 11,000 shares of common stock of the Company owed to him as a result of a stock dividend; and (e) the Company waived any default of the accounts receivable, secured - related party and extend the due date to September 30, 2014. As of September 30, 2012, third party investors purchased 336,000 shares for $168,000 and the Company purchased 264,000 shares for $132,000 per section (b) above. Based on proceeds received on September 28, 2012 under a private placement at $0.35 per Unit (consisting of one common share and one-half of a warrant exercisable at $0.50 per share), the value of the aforementioned collateral decreased. Accordingly, as of December 31, 2012, the Company has recognized an allowance of $502,315 for this account receivable. Based on the reduction in value of the collateral to $0.19, the company recognized an expense of $123,647 during the year ended April 30, 2014. As of April 30, 2014 and April 30, 2013, the balance of the account receivable, net of allowance, was $146,831 and $270,478 respectively.

Prior to 2011, Aspen received $22,000 from a director of Aspen in exchange for a note payable bearing interest of 10%, due on demand. On November 21, 2012, the director forgave the $22,000 balance due from Aspen in exchange for 62,857 five-year vested non-Plan stock options of the Company exercisable at $0.35 per share. No gain was recognized as the settlement was between the Company and related parties. On January 16, 2013, these options were modified to be Plan options.

On March 13, 2012, the Company’s CEO loaned the Company $300,000 and received a convertible note due March 31, 2013, bearing interest at 0.19% per annum. The note is convertible into shares of common stock of the Company at the rate of $1.00 per share upon five days written notice to the Company. The Company evaluated the convertible note and determined that, for the embedded conversion option, there was no beneficial conversion value to record as the conversion price is considered to be the fair market value of the shares of common stock on the note issue date. On September 4, 2012, the maturity date was extended to August 31, 2013. On December 17, 2012, the maturity date was extended to August 31, 2014. On July 16, 2014, the maturity date was extended to January 1, 2016. There was no accounting effect for these two modifications (See Note 9).

ASPEN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2014 and 2013

On August 14, 2012, the Company’s CEO loaned the Company $300,000 and received a convertible note, payable on demand, bearing interest at 5% per annum. The note is convertible into shares of common stock of the Company at the rate of $0.35 per share (based on proceeds received on September 28, 2012 under a private placement at $0.35 per unit). The Company evaluated the convertible notes and determined that, for the embedded conversion option, there was no beneficial conversion value to record as the conversion price is considered to be the fair market value of the shares of common stock on the note issue date. On September 4, 2012, the maturity date was extended to August 31, 2013. On December 17, 2012, the maturity date was extended to August 31, 2014. On July 16, 2014, the maturity date was extended to January 1, 2016 (See Note 9).

On June 28, 2013, the Company received $1,000,000 as a loan from the Chief Executive Officer. This loan was for a term of 6 months with an annual interest rate of 10%, payable monthly. On September 25, 2013, as a term of the convertible debenture issued as discussed in Note 9, the maturity of the debt to the CEO was extended to April 2, 2015. On July 16, 2014, the maturity of the debt to the CEO was extended to January 1, 2016.

On March 10, 2014, several members of the Board of Directors invested $600,000 in exchange for 3,157,895 shares of common stock and 3,157,895 warrants at $0.19 per share.  On April 30, 2014, a Director invested $100,000 in exchange for 526,318 shares of common stock and 526,318 warrants at $0.19 per share.

Note 16. Subsequent Events

On June 4, 2014, a Director invested $50,000 in exchange for 263,158 shares of common stock and 263,158 warrants at $0.19 per share. On June 24, 2014, two Directors invested $100,000 in exchange for 526,318 shares of common stock and 526,318 warrants at $0.19 per share.

On July 29, 2014, the Company raised $1,631,500 from the sale of units of common stock and warrants at a price of $0.155 per share from a limited number of institutional and accredited investors.  The units included 50% warrant coverage with five-year warrants exercisable at $0.19 per share. The Company issued a total of 10,525,809 shares of common stock and 5,262,905 warrants. Ms. Janet Gill, the Company’s Chief Financial Officer invested $100,750. The Company agreed to register the common stock including the shares issuable upon the exercise of the warrants within 60 days of the final closing. The termination date in the offering is August 31, 2014. Following the last closing, the Company agreed to file a registration statement covering the shares of common stock including those issuable upon exercise of warrants.

In connection with the private placement referred to above, an existing shareholder agreed to waive an agreement precluding the Company from selling securities below a certain price in exchange for 1,750,000 shares.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimates, except for the SEC Registration Fees.

SEC registration fees	$169
Printing expenses	$3,000
Accounting fees and expenses	$8,000
Legal fees and expenses	$70,000
Blue sky fees	$300
Miscellaneous	$531
Total	$82,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Certificate of Incorporation provides that none of our directors will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for liability:

●	For any breach of the director's duty of loyalty to us or our shareholders;
●	For acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;
●	Under Section 174 of the Delaware General Corporation Law for the unlawful payment of dividends; or
●	For any transaction from which the director derives an improper personal benefit.

These provisions eliminate our rights and those of our shareholders to recover monetary damages from a director for breach of his fiduciary duty of care as a director except in the situations described above. The limitations summarized above, however, do not affect our ability or that of our shareholders to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty.

Section 145 of the Delaware General Corporation Law provides a corporation with the power to indemnify any officer or director acting in his capacity as our representative who is or is threatened to be made a party to any lawsuit or other proceeding for expenses, judgment and amounts paid in settlement in connection with such lawsuit or proceeding. The indemnity provisions apply whether the action was instituted by a third party or was filed by one of our shareholders. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise. We have provided for this indemnification in our Certificate of Incorporation because we believe that it is important to attract qualified directors and officers. We have also entered into Indemnification Agreements with our directors and officers which agreements are designed to indemnify them to the fullest extent permissible by law, subject to one limitation described in the next sentence. We have further provided in our Certificate of Incorporation that no indemnification shall be available, whether pursuant to our Certificate of Incorporation or otherwise, arising from any lawsuit or proceeding in which we assert a direct claim, as opposed to a shareholders’ derivative action, against any directors and officers. This limitation is designed to insure that if we sue a director or officer we do not have to pay for his defense.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The Exhibits provided for under the Exhibit Index are incorporated herein.

ITEM 17. UNDERTAKINGS.

(a)

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)

To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, State of New York, on September 29, 2014.

ASPEN GROUP, INC.

By:	/s/ Michael Mathews
Michael Mathews,
Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Mathews	Principal Executive Officer and Director	September 29, 2014
Michael Mathews

/s/ Janet Gill	Chief Financial Officer	September 29, 2014
Janet Gill	(Principal Financial Officer and Principal Accounting Officer)

Director
Dr. Michael D’Anton

/s/ C. James Jensen	Director	September 29, 2014
C. James Jensen

/s/ Andrew Kaplan	Director	September 29, 2014
Andrew Kaplan

/s/ David E. Pasi	Director	September 29, 2014
David E. Pasi

/s/ Sanford Rich	Director	September 29, 2014
Sanford Rich

/s/ Dr. John Scheibelhoffer	Director	September 29, 2014
Dr. John Scheibelhoffer

/s/ Paul Schneier	Director	September 29, 2014
Paul Schneier

/s/ Rick Solomon	Director	September 29, 2014
Rick Solomon

EXHIBIT INDEX

		Incorporated by Reference			Filed or Furnished
Exhibit #	Exhibit Description	Form	Date	Number	Herewith
3.1	Certificate of Incorporation, as amended	8-K	3/19/12	2.6
3.2	Bylaws	8-K	3/19/12	2.7
3.3	Amendment No. 1 to Bylaws	8-K	3/12/14	3.1
5.1	Opinion Regarding Legality				Filed
10.1	Employment Agreement dated as of May 16, 2013 – Mathews**	S-1	7/3/13	10.6
10.2	Wendolowski Employment Arrangement **	10-K	7/29/14	10.2
10.3	Gill Employment Arrangement **	10-K	7/29/14	10.3
10.4	2012 Equity Incentive Plan, as amended **	10-Q	9/15/14	10.1
10.5	September 16, 2011 Spada Agreement	8-K	3/19/12	10.6
10.6	Consulting Agreement – Spada	8-K	3/19/12	10.7
10.7	Lock-Up/Leak-Out Agreement – Spada	8-K	3/19/12	10.8
10.8	Form of Lock-Up/Leak-Out Agreement – Officers and Directors	8-K	3/19/12	10.9
10.9	Spada / HEMG April 2012 Agreement	8-K/A	5/7/12	10.19
10.10	Spada - Indemnification Agreement	8-K/A	5/7/12	10.20
10.11	Form of Directors Indemnification Agreement	8-K/A	5/7/12	10.21
10.12	Stock Pledge Agreement - Mathews dated March 8, 2012	8-K	3/19/12	10.12
10.13	Stock Pledge Agreement - Mathews dated March 16, 2012	8-K	3/19/12	10.16
10.14	Form of Convertible Note – Mathews - $0.35	8-K	7/25/14	10.1
10.15	Form of Convertible Note – Mathews - $1.00	8-K	7/25/14	10.2
10.16	Promissory Note dated July 21, 2014 - Mathews	8-K	7/25/14	10.3
10.17	Form of Employee Stock Option Agreement	10-K	7/29/14	10.17
10.18	Form of Director Stock Option Agreement	10-K	7/29/14	10.18
10.19	Form of Siegel Stock Option Agreement**	8-K	3/19/12	10.15
10.20	Form of Securities Purchase Agreement – July/September 2014 Private Placement	8-K	7/30/14	10.1
10.21	Form of Registration Rights Agreement – July/September 2014 Private Placement	8-K	7/30/14	10.2
10.22	Form of Warrant – July/September 2014 Private Placement	8-K	7/30/14	10.3
10.23	Consulting Agreement – AEK Consulting	10-K	7/29/14	10.24
10.24	Form of Securities Purchase Agreement - Hillair	8-K	9/26/13	10.1
10.25	Form of 8% Original Issue Discount Secured Convertible Debenture due April 1, 2015 - Hillair	8-K	9/26/13	10.2
10.26	Form of Warrant - Hillair	8-K	9/26/13	10.3
10.27	Form of Security Agreement - Hillair	8-K	9/26/13	10.4
10.28	Form of Registration Rights Agreement- Hillair	8-K	9/26/13	10.5
10.29	Form of Subsidiary Guarantee - Hillair	8-K	9/26/13	10.6
21.1	Subsidiaries	S-1	2/11/13	21.1
23.1	Consent of Salberg & Company, P.A.				Filed
23.2	Consent of Nason, Yeager, Gerson, White & Lioce, P.A.***				Filed
101	Interactive Data File (XBRL) ^				^

———————

**	Management contract or compensation plan.
***	Contained in Exhibit 5.1.
^

This exhibit is “furnished” and shall not be deemed “filed” or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, and is not filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of those sections.